As filed with the Securities and Exchange Commission on June 6, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CSK Auto Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware	5531	86-0765798
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

645 E. Missouri Ave., Suite 400

Phoenix, Arizona 85012
(Address of Principal Executive Offices)

Maynard Jenkins

CSK Auto Corporation
645 E. Missouri Ave., Suite 400
Phoenix, Arizona 85012
(602) 265-9200
(Name, Address and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Gibson, Dunn & Crutcher LLP	Skadden, Arps, Slate, Meagher & Flom LLP
1801 California Street, Suite 4100	300 South Grand Avenue, Suite 3400
Denver, Colorado 80202	Los Angeles, CA 90071
(303) 298-5700	(213) 687-5000
Attention: Richard M. Russo	Attention: Gregg A. Noel

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [     ]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [     ]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [     ]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [     ]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [     ]

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class	Amount	Offering Price	Aggregate Offering	Registration
of Securities to be Registered	to be Registered(1)	Per Unit(2)	Price	Fee

Common Stock	12,976,562 shares	$14.575	$189,133,391	$17,400.27

(1)	Includes 1,692,595 shares of common stock that the underwriters have the option to purchase from CSK Auto Corporation solely to cover overallotments, if any.

(2)	Based on the average of the high and low trading price of the common stock, as reported on the New York Stock Exchange on June 4, 2002, pursuant to Rule 457(c).

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Preliminary Prospectus Dated June 6, 2002

PROSPECTUS

11,283,967 Shares

CSK AUTO CORPORATION

Common Stock

          CSK Auto Corporation is selling 5,642,000 shares and the selling stockholders are selling an additional 5,641,967 shares. CSK Auto Corporation will not receive any proceeds from the shares sold by the selling stockholders.

          The shares trade on the New York Stock Exchange under the symbol “CAO.” On June 5, 2002, the last sale price of the shares as reported on the New York Stock Exchange was $15.30 per share.

          Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to CSK Auto Corporation	$	$
Proceeds to the selling stockholders	$	$

          The underwriters may also purchase up to an additional 1,692,595 shares from the Company at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about                     , 2002.

Joint Book-Running Managers

Merrill Lynch & Co.	UBS Warburg

Credit Suisse First Boston	Goldman, Sachs & Co.

The date of this prospectus is June      , 2002.

PROSPECTUS SUMMARY
RISK FACTORS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
INDUSTRY DATA
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF OUR COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Sale of Stores
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CERTAIN INDEBTEDNESS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
CSK AUTO CORPORATION AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES
CSK AUTO CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) Thirteen Weeks Ended May 5, 2002
Note 1 -- Basis of Presentation
Note 2 -- Inventories
Note 3 -- Issuance of Common Stock and Earnings Per Share
Note 4 -- Recent Accounting Pronouncements
Note 5 -- Receivables
Note 6 -- Interest Rate Swap
Note 7 -- Legal Matters
Note 8 -- Store Closing Costs
Note 9 -- Subsequent Events
SIGNATURES
S-3
EX-23.1

          You should rely only on information contained in or incorporated by reference in this prospectus. Neither we or any underwriter has authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations, and prospects may have changed since those dates.

i

PROSPECTUS SUMMARY

          This summary highlights information more fully described elsewhere in this prospectus. Because it is a summary, it is not complete and may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and related notes, before deciding to invest in our common stock. In this prospectus, “CSK,” “CSK Auto,” “the Company,” “we,” “us,” and “our” refer to CSK Auto Corporation and its subsidiaries, CSK Auto, Inc. and its subsidiaries, except where it is noted or otherwise where the context makes clear that the reference is only to CSK Auto Corporation or to CSK Auto, Inc. and its subsidiaries. Except as otherwise noted, all information in this prospectus assumes that the underwriters’ overallotment option is not exercised. Our fiscal years consist of 52 or 53 weeks, end on the Sunday nearest to January 31 and are named for the calendar year just ended.

CSK Auto Corporation

          We are the largest specialty retailer of automotive parts and accessories in the Western United States and the third largest retailer in the United States, based on store count. We have the number one market position in 25 of the 28 geographic markets in which we operate, based on store count. Our stores offer a broad selection of brand name and generic automotive products for domestic and imported cars and light trucks, including new and remanufactured automotive replacement parts, maintenance items and accessories. As of February 3, 2002, we operated 1,130 stores in 19 states under one fully integrated operating format and three brand names:

•	Checker Auto Parts, founded in 1969, with 418 stores in the Southwestern, Rocky Mountain and Northern Plains states and Hawaii;

•	Schuck’s Auto Supply, founded in 1917, with 235 stores in the Pacific Northwest and Alaska; and

•	Kragen Auto Parts, founded in 1947, with 477 stores primarily in California.

          We serve both the do-it-yourself (DIY) and the commercial installer, or do-it-for-me (DIFM), markets. The DIY market, which is comprised of consumers who typically repair and maintain vehicles themselves, is the foundation of our business. Sales to the DIY market represented approximately 82% of our net sales for fiscal 2001. In 1994, we began targeting the DIFM market, comprised of auto repair professionals, fleet owners, governments and municipalities, to leverage our existing store base, fixed costs, inventory, and in-store personnel. As a result, sales to the DIFM market have increased from approximately 11% of our net sales for fiscal 1996 to approximately 18% of our net sales for fiscal 2001.

          The members of our senior management team average over 27 years of retail experience. We believe the team’s experience has enabled us to generate strong sales growth by completing and integrating several strategic acquisitions, consistently achieving positive comparable store sales over the last five years and expanding our commercial business. From fiscal 1996 through fiscal 2001, we achieved:

•	store growth from 580 to 1,130 stores at year-end;

•	positive comparable store sales growth in each fiscal year during this period;

•	net sales growth from $793.1 million to approximately $1.44 billion, at a compound annual growth rate of 12.7%; and

•	growth in adjusted EBITDA from $50.5 million to $131.0 million, at a compound annual growth rate of 21.0%.

          In the first quarter of fiscal 2002 (ended May 5, 2002), we reported comparable store sales growth of 7% and net sales of $375.6 million. Our net sales in the first quarter of fiscal 2002 increased 5.5% over the same period last year.

Industry Overview

          We operate in the expanding U.S. automotive aftermarket industry, which includes replacement parts (excluding tires), accessories, maintenance items, batteries and automotive fluids for cars and light trucks (including sport utility vehicles or SUVs). From 1991 to 2000, this industry grew at a compound annual growth rate of 6.0%, from approximately $58 billion to $98 billion. We believe this industry is characterized by stable demand and will continue to support comparable store sales growth due to a number of favorable trends, including:

•	Increasing demand for automotive parts and services, due to continued growth in the number of miles driven annually, the number and age of vehicles in use in the United States and the number of leased vehicles coming off warranty;

•	Rising sales per average customer as a result of an increasing number of light trucks, including SUVs, as well as technological changes in recent models, which require more expensive parts;

•	Continued consolidation in the automotive aftermarket, resulting in a reduction in the number of stores in the marketplace and increased opportunities for enhanced profitability and returns on capital for larger automotive aftermarket retailers; and

•	Market share expansion for specialty automotive parts retailers, like us, from 32% in 1994 to 41% in 2000, primarily at the expense of regional automotive parts chains, independent operators, discount stores and mass merchandisers.

Business Strategy

          Our business strategy includes the following key elements:

          Capitalize on Our Leading Market Position in the Western United States. We believe our number one market position based on store count in 25 of our 28 geographic markets gives us several competitive advantages over smaller retail chains and independent operators, including: (1) strong brand name recognition among our customers as a trusted source of automotive parts and accessories and (2) purchasing, marketing and distribution efficiencies due to our economies of scale.

          Drive Customer Traffic and Increase Comparable Store Sales. We plan to increase our comparable store sales by (1) introducing new and innovative product offerings to the automotive aftermarket on a regular basis and (2) increasing our marketing and advertising programs that are tailored to our various customer constituencies. We believe these initiatives will result in increased customer traffic from both existing and new customers, higher average sales per customer and improved store productivity.

          Increase Return on Capital. We are focused on improving our return on capital and believe we can continue to do so by (1) leveraging our significant investments in our store level information systems as well as our warehouse and distribution systems to allow us to more effectively manage inventory and improve distribution efficiency, (2) extending payment terms with our vendors, and (3) continuously reviewing our operations for cost reductions in order to increase our operating margins. In 2001, we implemented our Profitability Enhancement Program, or PEP, resulting in the planned closure of 36 unprofitable stores (33 of which had been closed as of May 5, 2002), personnel reductions at the corporate and store levels and a re-profiling of our store inventory designed to improve our inventory turns. In addition, we maintain a disciplined approach to our store operations and intend to continue to leverage our existing infrastructure to accommodate new store growth.

          Expand Our Profitable and Growing Commercial Sales Program. We believe we are well positioned to effectively service our DIFM customers through a high level of customer service, convenient locations and availability of brand name products on a timely basis. Since 1996, we have significantly increased our marketing efforts to our DIFM customers, added sales personnel dedicated to our DIFM customers, increased the breadth and depth of our product selection and expanded our distribution systems. We currently operate DIFM sales centers in 557 of our stores. From fiscal 1996 through fiscal

2001, our DIFM sales have grown at a 23.7% compound annual growth rate. As our commercial sales continue to increase, we believe we can leverage our existing store network and current distribution infrastructure to generate higher store operating profit and increase comparable store sales.

          Provide Timely Availability of a Broad Selection of Brand Name Products. We offer one of the largest selections of aftermarket automotive products in the industry. Our stores typically offer between 13,000 and 18,000 SKUs. We have an additional 65,000 SKUs available on a same-day delivery basis to approximately 75% of our stores through our network of strategically located parts depots. In addition, using our extensive on-line vendor network, we can offer up to 250,000 additional SKUs on a same-day delivery basis to approximately 75% of our stores and up to 1,000,000 additional SKUs on a next-day delivery basis to substantially all of our stores. We believe our ability to offer high quality generic products at competitive prices, along with a broad selection of national brand name products, allows us to generate strong customer traffic and consumer appeal and differentiates us from our competitors, particularly mass merchandisers.

          Focus on Customer Service. We have invested significant resources in recruiting, training and retaining high quality and knowledgeable sales associates. Our training programs and incentives encourage our sales associates to develop technical expertise, which enables them to provide high quality diagnostic support and effectively advise customers on product selection and use. On average, we have two Automotive Society of Engineers, or ASE, certified mechanics in each of our stores. As a result, our research indicates that customers in our key markets rate our sales associates as “the most knowledgeable and helpful” more frequently than those of other well-known specialty retailers of automotive parts. We believe our superior customer service also differentiates us from mass merchandisers and other discount stores.

Recent Refinancing

          During the second and the third quarters of fiscal 2001, we experienced liquidity shortages due to a number of factors, including required payments on our term and revolving loans and the integration of inventory associated with acquired stores. These shortages forced us to delay payments to our vendors during our peak selling season. As a result, we were unable to take advantage of favorable vendor terms (including cash discounts and allowances) and a number of our vendors stopped shipping products to us, which resulted in declining in-stock positions in our stores and impacted our financial results for fiscal 2001. In August 2001, as the initial step in a refinancing of our capital structure (the “Refinancing”), Oppenheimer Capital Income Fund purchased from us a $30.0 million convertible subordinated note, the net proceeds of which we used to bring our vendors more current and improve our in-stock positions. During December 2001, we completed the Refinancing by replacing our existing credit facility with a new $300.0 million senior collateralized asset-based credit facility, by issuing $280.0 million aggregate principal amount of 12% senior notes and by selling $50.0 million aggregate principal amount of convertible subordinated debentures to Lehman Brothers Inc. and to Investcorp CSK Holdings L.P., an affiliate of INVESTCORP, S.A., which through its relationship with a number of our stockholders is deemed to be one of our principal stockholders. Subsequently, we have converted both the convertible subordinated note and the convertible subordinated debentures into approximately 10.3 million shares of our common stock. As a result of the Refinancing, we have enjoyed the following benefits:

•	Elimination of scheduled bank debt amortization payments and extension of debt maturities;

•	Increased liquidity, with $75.6 million of availability under the revolving portion of our senior credit facility as of May 5, 2002;

•	Improved vendor terms that will enable us to take advantage of favorable allowances and cash discounts;

•	Increased in-stock positions to our targeted level of 97.5% during the first quarter of 2002; and

•	Improved comparable store sales growth with 7% comparable store sales growth in the first quarter of fiscal 2002.

Additional Information

          Our principal executive offices are located at 645 East Missouri Avenue, Suite 400, Phoenix, Arizona 85012. Our telephone number is (602) 265-9200. We were incorporated on July 12, 1993 in Delaware.

The Offering

Common stock offered: By CSK Auto Corporation	5,642,000 shares

By the selling stockholders	5,641,967 shares

Total	11,283,967 shares

Common stock to be outstanding after this offering	43,911,702 shares*

Use of proceeds	We intend to use the net proceeds from the 5,642,000 shares being sold by the Company to redeem up to $81.25 million in principal amount (plus accrued interest and a 5.5% redemption premium) of our 11% senior subordinated notes due 2006. Any net proceeds we receive in addition to the amount needed for that redemption will be applied to reduce our indebtedness under our senior credit facility. See “Use of Proceeds”. We will not receive any proceeds from the sale of the 5,641,967 shares being sold by the selling stockholders.

Risk factors	See “Risk Factors” beginning on page 9 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	“CAO”

*	The number of shares of our common stock outstanding after the offering is based on the number of shares of our common stock outstanding as of June 3, 2002, and excludes:

•	3,220,765 shares of common stock subject to outstanding stock options as of May 5, 2002 at a weighted average exercise price of $13.10 per share (2,144,673 of which were exercisable as of May 5, 2002) and 154,436 shares reserved for future issuance pursuant to options that may be issued under our option plans;

•	Up to 4,367,718 shares of common stock issuable upon exercise of contingent warrants (“Make-Whole Warrants”) outstanding as of June 6, 2002. These Make-Whole Warrants were issued in connection with the sale of the 7% convertible subordinated debentures in the Refinancing. None of these shares will be issuable upon the exercise of the Make-Whole Warrants (in the absence of a change of control of the Company) unless the average closing price of our common stock between June 6 and November 20, 2002 is less than $6.38 per share. See “Description of Capital Stock: Make-Whole Warrants”; and

•	Up to 1,692,595 shares of our common stock issuable by us pursuant to the underwriters’ overallotment option.

Summary Consolidated Financial Information and Other Data

          The summary financial data for each of the three fiscal years during the period ended February 3, 2002 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and appear elsewhere herein. The summary financial data for the 13 weeks ended May 6, 2001 and May 5, 2002 have been derived from our unaudited consolidated financial statements contained elsewhere herein and include, in our management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results for the 13 weeks ended May 5, 2002 are not necessarily indicative of the results to be expected for fiscal 2002 or for any future period. We have also included balance sheet data as of May 5, 2002 adjusted to reflect the conversion of all convertible debt into common stock (which occurred on May 20, 2002) and the use of proceeds of this offering. The data presented below should be read in conjunction with the consolidated financial statements, including the related notes thereto, the other financial information included herein, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

          Our fiscal year consists of 52 or 53 weeks, ends on the Sunday nearest to January 31 and is named for the calendar year just ended. Occasionally this results in a fiscal year which is 53 weeks long. When we refer to a particular fiscal year, we mean the following:

•	“fiscal 2001” means the 52 weeks ended February 3, 2002;

•	“fiscal 2000” means the 53 weeks ended February 4, 2001; and

•	“fiscal 1999” means the 52 weeks ended January 30, 2000.

Summary Consolidated Financial Information and Other Data

				Thirteen Weeks Ended
	Fiscal Year
				May 6,	May 5,
	1999	2000	2001	2001	2002

				(unaudited)

	(in thousands, except per share and selected store data)
Statement of Operations Data:
Net sales	$1,231,455	$1,452,109	$1,438,585	$356,121	$375,550
Gross profit	595,216	683,066	648,000	168,586	165,130
Operating and administrative expenses	501,527	592,691	580,134	144,921	141,638
Operating profit	86,848	70,716	38,667	20,187	23,192
Interest expense	41,300	62,355	61,608	16,747	17,718
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	28,112	5,000	(14,055)	2,253	3,380
Net income (loss)	27,371	5,000	(17,192)	2,253	3,380
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle — per diluted share	$0.98	$0.18	$(0.50)	$0.08	$0.10
Net income (loss) — per diluted share	$0.96	$0.18	$(0.61)	$0.08	$0.10
Weighted average shares outstanding (diluted)	28,627	27,839	28,391	27,841	32,472

Other Financial Data:
Adjusted EBITDA(1)	$148,966	$156,902	$131,041	$33,716	$32,205
Net cash provided by (used in) operating activities	(4,031)	32,469	(7,914)	37,909	30,762
Net cash used in investing activities	(260,221)	(34,542)	(10,143)	(41)	(2,175)
Net cash provided by (used in) financing activities	268,524	1,442	23,010	(35,516)	(29,786)
Capital expenditures	41,358	32,080	12,200	4,643	2,103
Commercial sales(2)	217,696	249,314	259,096	65,145	66,684

Selected Store Data:
Number of stores (at period end)	1,120	1,152	1,130	1,155	1,124
Stores with commercial sales centers	554	548	545	532	551
Total store square footage (at period end)(3)	8,074,699	8,376,808	8,234,806	8,406,106	8,202,352
Average net sales per store(3)	$1,278	$1,278	$1,261	$309	$333
Percentage increase (decrease) in comparable store net sales(4)	4%	2%	1%	(1% )	7%

	As of
	February 3, 2002	As of May 5, 2002

	Actual	Actual	As Adjusted(5)

		(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$16,084	$14,885	$14,885
Net working capital	498,914	480,690	480,690
Total assets	1,068,577	1,084,843	1,082,994
Net debt (including current maturities)(6)	654,759	626,562	500,623
Stockholders’ equity	154,286	158,912	285,340

(1)	Adjusted EBITDA represents net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization expense, other non-cash charges, extraordinary items and non-recurring charges. While adjusted EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an indicator of operating performance or an alternative to cash flow as a measure of liquidity, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements. This calculation may differ in method of calculation from similarly titled measures used by other companies.

The computation of adjusted EBITDA for each of the respective periods shown is as follows (in thousands):

				Thirteen Weeks Ended
	Fiscal Year
				May 6,	May 5,
	1999	2000	2001	2001	2002

				(Unaudited)
Income (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle	$45,548	$5,193	$(22,941)	$3,440	$5,474
Add back:
Interest expense	41,300	62,355	61,608	16,747	17,718
Depreciation and amortization expense	29,375	40,827	41,146	10,369	9,013

EBITDA	116,223	108,375	79,813	30,556	32,205
Equity in loss of joint venture(a)	—	3,168	—	—	—
Other adjustments(a):
Profitability enhancement program (PEP) charges	—	—	46,318	1,750	—
Lawsuit settlements charges	—	8,800	2,000	—	—
Acquisition transition and integration costs	30,187	23,818	250	250	—
Loss on fixed assets	—	—	1,160	1,160	—
Bankruptcy of commercial customers charges	—	400	1,500	—	—
Store closings costs due to acquisitions	2,556	3,727	—	—	—
Inventory liquidations charges	—	5,686	—	—	—
Auto service centers losses	—	2,928	—	—	—

Total	32,743	48,527	51,228	3,160	—

Adjusted EBITDA	$148,966	$156,902	$131,041	$33,716	$32,205

(a)	See footnotes 4-7 to Selected Consolidated Financial Data.

(2)	Represents sales to commercial or DIFM accounts, including sales from stores without commercial sales centers.

(3)	Total store square footage is based on our actual store formats and includes normal selling, office, stockroom and receiving space. Average net sales per store is based on the average of the beginning and ending number of stores and is not weighted to take into consideration the actual dates of store openings, closings or expansions.

(4)	Comparable store net sales data is calculated based on the change in net sales commencing after the time a new store has been open twelve months. The first twelve months during which a new store is open are not included in the comparable store calculation. Relocations are included in comparable store net sales from the date of opening.

(5)	Reflects the sale of 5,642,000 shares of common stock offered by us in this offering at an assumed offering price of $15.30 per share, the application of the net proceeds of such sale and the conversion into common stock of the $50.0 million aggregate principal amount of 7% convertible subordinated debentures, effective May 20, 2002.

(6)	Net debt represents total debt less cash and cash equivalents.

RISK FACTORS

          Before you invest in our common stock you should carefully consider the following risks, as well as the other information set forth in this prospectus and the information incorporated by reference. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. In addition to the risks described below, we may encounter risks that are not currently known to us or that we currently deem immaterial, which may also impair our business operations and your investment in our common stock.

Risks Associated with Our Business

We may not be profitable or achieve continued growth.

          We incurred net losses during two of our last five fiscal years. We can offer no assurance that we will be profitable or achieve improvements in operating profit in the future.

Demand for our products may slow down and negatively affect our revenues.

          The need to purchase or replace auto parts is affected by a number of factors. A substantial decrease in the number of vehicle miles driven could have a negative impact on our revenues. Other factors that may also cause demand for our products to decrease include:

•	increases in gas prices;

•	changes in the economy;

•	changes in travel patterns; and

•	weather conditions.

Our Profitability Enhancement Program may not achieve the benefits we expect.

          We have taken a number of steps designed to improve our operations and financial results. In the second quarter of fiscal 2001, we announced the implementation of a Profitability Enhancement Program and special charges of $28.0 million, net of tax, to our income. We expect that these changes to our business operations will continue to produce cost savings in the future. However, we cannot provide any assurance that any of the changes made to our business operations will achieve the benefits that we expect.

We may not be able to grow our number of stores in a profitable manner.

          Our store growth is based, in part, on expanding selected stores, relocating existing stores and adding new stores primarily in markets we currently serve. There can be no assurance that our opening of new stores in markets we already serve will not adversely affect existing store profitability. There also can be no assurance that we will be able to manage our growth effectively.

          Our future growth and financial performance are, therefore, dependent upon a number of factors, including our ability to:

•	locate and obtain acceptable store sites;

•	negotiate favorable lease terms;

•	complete the construction of new and relocated stores in a timely manner;

•	hire, train and retain competent managers and associates; and

•	integrate new stores into our systems and operations.

A decrease in the ability and willingness of our suppliers to supply products to us on favorable terms would have a negative impact on our results of operations.

          Our business depends on developing and maintaining productive relationships with our vendors and upon their ability or willingness to sell products to us on favorable price and other terms. Many factors outside our control may harm these relationships and the ability or willingness of these vendors to sell these products on such terms. For example, financial difficulties that some of our vendors may face may increase the cost of the products we purchase from them. In addition, our failure to pay promptly, or order sufficient quantities of inventory from our vendors, such as occurred during fiscal 2001, may increase the cost of products we purchase from vendors or may lead to vendors refusing to sell products to us at all. Finally, the trend towards consolidation among automotive parts suppliers may disrupt our relationship with some vendors. A disruption of these vendor relationships, including any failure to obtain vendor discounts and allowances, or a disruption in our vendors’ operations could have a material adverse effect on our business and results of operations.

Our operations are concentrated in the western region of the United States, and therefore our business is subject to fluctuations if adverse conditions occur in that region.

          The vast majority of our stores are located in the Western United States. As a result of this geographic concentration, we are subject to regional risks such as the economy, weather conditions, power outages, the cost of electricity, earthquakes and other natural disasters. In recent years, certain regions where we operate have experienced economic recessions and extreme weather conditions. Although temperature extremes tend to enhance sales by causing a higher incidence of parts failure and increasing sales of seasonal products, unusually severe weather can reduce sales by causing deferral of elective maintenance. Because our business is seasonal, inclement weather occurring during traditionally peak selling months may harm our business. No prediction can be made as to future economic or weather conditions. Several of our competitors operate stores across the U.S. and, therefore, may not be as sensitive to such regional risks.

Our industry is highly competitive and we may not have the resources to compete effectively.

          The retail sale of automotive parts and accessories is highly competitive. Some of our competitors have more financial resources, are more geographically diverse or have better name recognition than us, which might place us at a competitive disadvantage to those competitors. Because we seek to offer competitive prices, if our competitors reduce their prices we may be forced to reduce our prices, which could cause a material decline in our revenues and earnings and hinder our ability to service our debt.

          We compete primarily with the following:

•	national and regional retail automotive parts chains;

•	wholesalers or jobber stores (some of which are associated with national parts distributors or associations);

•	automobile dealers that supply manufacturer parts; and

•	mass merchandisers that carry automotive replacement parts and accessories.

We are subject to environmental laws and the cost of compliance with these laws could negatively impact the results of our operations.

          We are subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those governing the handling, storage and disposal of hazardous substances, the recycling of batteries and used lubricants, and the ownership and operation of real property. As a result of investigations undertaken in connection with certain of our store acquisitions, we are aware that soil or groundwater may be contaminated at some of our properties. There can be no assurance that any such contamination will not have a material adverse effect on us. In addition, as part of our operations, we handle hazardous materials and our customers may also bring hazardous materials onto our properties in connection with, for example, our oil recycling program. There can be no assurance that compliance with environmental laws and regulations will not have a material adverse effect on us in the future.

We depend on our executive officers.

          Our success depends on the efforts of our executive officers. No assurance can be given that the loss of one or more of our executive officers would not have an adverse impact on us. We do not maintain “key person” life insurance with respect to our executive officers. Our continued success will also be dependent upon our ability to retain existing, and attract additional, qualified personnel to meet our needs.

Risks Associated with Our Financial Condition

We are highly leveraged and have substantial debt service obligations that could restrict our ability to grow and operate successfully.

          We had an aggregate of approximately $641.4 million of outstanding indebtedness for borrowed money as of May 5, 2002, of which $49.1 million was converted into common stock on May 20, 2002. Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under our outstanding debt instruments.

          The degree to which we are leveraged could have important consequences to your investment in our common stock, including the following risks:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available for other purposes;

•	our indebtedness under CSK Auto, Inc.’s senior credit facility carries variable rates of interest, and our interest expense could increase if interest rates in general increase;

•	we are substantially more leveraged than some of our competitors, which might place us at a competitive disadvantage to those competitors that have lower debt service obligations and significantly greater operating and financial flexibility than we do;

•	we may not be able to adjust rapidly to changing market conditions;

•	we may be more vulnerable in the event of a downturn in general economic conditions or in our business; and

•	our failure to comply with the financial and other restrictive covenants governing our debt, which, among other things, require us to maintain certain financial ratios and limit our ability to incur additional debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or our prospects.

We may not be able to generate the cash necessary to service our indebtedness, which would require us to refinance our indebtedness or default on our scheduled debt payments, undermining our ability to grow and operate profitably.

          We will need a significant amount of cash to service our debt. Our ability to generate cash depends on the success of our financial and operating performance. Our historical financial results have been, and our future financial results are anticipated to be, subject to substantial fluctuations. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all, or that future borrowings will be available to us under CSK Auto, Inc.’s senior credit facility or otherwise in an amount sufficient to enable us to satisfy all of our obligations or to fund our other liquidity needs. In addition, because the senior credit facility has variable interest rates, the cost of those borrowings will increase if market interest rates increase.

          If we are unable to meet our expenses and debt obligations, we may need to refinance all or a portion of our indebtedness before the scheduled maturity dates of such debt, sell assets or raise equity. On such maturity dates we may need to refinance our indebtedness if our operations do not generate enough cash to pay such indebtedness in full and if we do not raise additional capital. Our ability to refinance will depend on the capital markets and our financial condition at such time. We cannot assure you that we would be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity.

Despite current indebtedness levels, we may still be able to incur substantially more indebtedness, which would intensify the risks discussed above.

          Despite our current and anticipated debt levels, we may be able to incur substantial additional indebtedness in the future. If new debt is added to our current debt levels, the substantial risks described above would intensify. CSK Auto, Inc.’s senior credit facility permits additional borrowings (subject to a borrowing base formula), and any such borrowings (along with prior outstanding borrowings under the senior credit facility) would be secured by substantially all of CSK Auto, Inc.’s assets. Although the terms of the indentures governing CSK Auto, Inc.’s outstanding notes and the credit agreement relating to the senior credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial.

Restrictions imposed by CSK Auto, Inc.’s senior credit facility, the indenture governing CSK Auto, Inc.’s 12% senior notes, and the indenture governing CSK Auto, Inc.’s 11% senior subordinated notes restrict or prohibit our ability to engage in or enter into some operating and financing arrangements, which could adversely affect our ability to take advantage of potentially profitable business opportunities.

          The operating and financial restrictions and covenants in our debt instruments, including the credit agreement relating to CSK Auto, Inc.’s senior credit facility and the indentures governing CSK Auto, Inc.’s notes, impose significant operating and financial restrictions on us and require us to meet certain financial tests. Complying with these covenants may cause us to take actions that are not favorable to you as a holder of our common stock. These restrictions may also have a negative impact on our business, results of operations and financial condition by significantly limiting or prohibiting us from engaging in certain transactions, including:

•	incurring or guaranteeing additional indebtedness;

•	making investments;

•	creating liens on our assets;

•	transferring or selling assets currently held by us;

•	paying dividends;

•	engaging in mergers, consolidations, or acquisitions; or

•	engaging in other business activities.

          These restrictions could place us at a disadvantage relative to competitors not subject to such limitations.

          In addition, a breach of the covenants, ratios, or restrictions contained in CSK Auto, Inc.’s senior credit facility could result in an event of default thereunder. Upon the occurrence of such an event of default, the lenders under CSK Auto, Inc.’s senior credit facility could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure the indebtedness. If the lenders under the senior credit facility accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full that indebtedness, which is secured by substantially all of our assets, and our other indebtedness.

Risks Relating to the Ownership and Market for Our Common Stock.

A small number of stockholders own a large percentage of our stock and their interests may not always be identical to those of our public stockholders.

          At the conclusion of this offering (assuming no exercise of the underwriters’ overallotment option), our four largest stockholders and other stockholders associated with them will own in excess of 47% of our common stock. In addition, five of our current directors are employees of a company related to one of these stockholders. The interests of our principal stockholders could conflict with your interests. Until such time, if ever, that there is a significant decrease in the percentage of outstanding shares held by such stockholders, these stockholders will be able to significantly influence us through their ability to vote as stockholders regarding, among other things, election of directors and approval of significant transactions.

Our stock price may be highly volatile. The price of our common stock may decrease and you could lose some or all of your investment.

          The price at which our common stock trades has fluctuated significantly and may continue to be highly volatile. From our initial public offering in March 1998 through June 5, 2002, the sales price of our stock, as reported on the New York Stock Exchange, has ranged from a low of $2.50 to a high of $37.38 per share. The share prices for some other companies in our industry have experienced similar fluctuations. If our share price decreases you could lose some or all of your investment.

          In addition, the stock market in general has from time to time experienced significant price and volume fluctuations that have affected the market prices for companies like ours. In the past, this kind of market price volatility has often resulted in securities class action litigation against companies comparable to ours. Securities litigation could result in substantial costs and divert our management’s attention and resources.

Substantial sales of our common stock by our existing investors could cause our stock price to decline.

          Upon completion of the offering, we will have approximately 44.0 million shares of common stock outstanding. The 38,269,702 shares outstanding prior to this offering have been freely tradeable either through compliance with the provisions of Rule 144 under the Securities Act or pursuant to a resale registration statement covering approximately 10.4 million shares that became effective on May 17, 2002, subject to the terms of our stockholders’ agreement that prior to this offering restricted the resale, other than pursuant to Rule 144, of approximately 15.7 million shares of our stock. Following this offering, approximately 13.9 million shares held by our executive officers and directors and stockholders related to INVESTCORP S.A. and Lehman Brothers Inc. will be subject to a lock up agreement restricting their sale for 90 days, but will then be freely saleable as described above without the restrictions contained in the stockholders’ agreement.

          Sales of large numbers of shares at the same time could cause the market price of our common stock to decline significantly. These sales also might make it more difficult for us to sell securities in the future at a time and price that we deem appropriate.

An issuance of shares upon the exercise of contingently exercisable warrants could result in substantial dilution to the interest of other holders of our common stock.

          We issued contingent warrants (the “Make-Whole Warrants”) in connection with the sale of the 7% convertible subordinated debentures in the Refinancing. Assuming there is no change of control of the Company before November 21, 2002, if the average closing trading price of our common stock on the New York Stock Exchange between June 6, 2002 and November 20, 2002 is less than $6.38 per share, these warrants may be exercised for up to approximately 3.4 million shares of our common stock. If there is a change of control of the Company prior to November 21, 2002, these warrants may under certain circumstances be exercised for up to 4,367,718 shares of our common stock. See “Description of Capital Stock: Make-Whole Warrants”. The issuance of shares of our common stock upon the exercise of the Make-Whole Warrants may result in substantial dilution to the interest of other holders of our common stock. Any sales of these additional shares underlying the Make-Whole Warrants could further depress the price of the common stock, which in turn could encourage short sales of our stock. Short sales could place further downward pressure on the price of our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

          We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The factors described under the heading “Risk Factors” are among those that may cause actual results to differ materially from the forward-looking statements. All of our forward-looking statements should be considered in light of these factors. We undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise.

          In addition, we have filed reports with the U.S. Securities and Exchange Commission (the “SEC”) that include forward-looking statements relating to, among other things, future prospects and estimated cost savings. Like the forward-looking statements included in this prospectus, such statements, which were based on estimates of amounts not yet determinable, necessarily involve a number of risks and uncertainties, all of which are difficult to predict and, in many cases, are beyond our control.

INDUSTRY DATA

          In this prospectus, we rely on and refer to information regarding the automotive aftermarket industry from market research reports, analyst reports and other publicly available information including, without limitation, reports issued or prepared by the Automotive Aftermarket Industry Association, or the AAIA, Automotive News Data, CNW Marketing/ Research, Lang Marketing Resources, Inc., R.L. Polk, the U.S. Department of Commerce and the U.S. Department of Transportation. Unless otherwise indicated, all data in this prospectus relating to the automotive aftermarket industry is for the year 2000 and has been derived from the 2001 AAIA Aftermarket Fact book, which cites various sources, including the U.S. Department of Commerce. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of this information, and we have not independently verified any of it.

USE OF PROCEEDS

          We estimate that we will receive approximately $81.0 million from our sale of 5,642,000 shares of common stock, net of expenses and underwriters discounts payable by us, based upon the assumed public offering price per share of $15.30, which was the last reported sale price of our common stock on the New York Stock Exchange on June 5, 2002. If the underwriters exercise their overallotment option in full we will receive approximately $24.6 million of additional net proceeds. We will not receive any proceeds from the sale of the 5,641,967 shares being sold by the selling stockholders.

          We intend to use the net proceeds from the 5,642,000 shares being sold by us to redeem approximately $76.8 million in principal amount (plus accrued interest and the required redemption premium) of CSK Auto, Inc.’s 11% senior subordinated notes due 2006. Any net proceeds we receive from the underwriters’ exercise of the overallotment option will first be applied to redeem any outstanding 11% senior subordinated notes and any excess net proceeds will be applied to reduce indebtedness under CSK Auto, Inc.’s senior credit facility.

DIVIDEND POLICY

          We currently do not intend to pay any dividends on our common stock.

          CSK Auto Corporation is a holding company with no business operations of its own. We therefore depend upon payments, dividends and distributions from CSK Auto, Inc., our wholly-owned subsidiary, for funds to pay dividends to our stockholders. CSK Auto, Inc. currently intends to retain its earnings to fund its working capital, debt repayment, and capital expenditure needs and for other general corporate purposes. CSK Auto, Inc. has no current intention of paying dividends or making other distributions to us in excess of amounts necessary to pay our operating expenses and taxes. CSK Auto, Inc.’s debt instruments contain restrictions on CSK Auto, Inc.’s ability to pay dividends or make payments or other distributions to us.

PRICE RANGE OF OUR COMMON STOCK

          Our common stock is traded on the New York Stock Exchange under the symbol “CAO.” The following table reflects the range of high and low sales prices as reported on the New York Stock Exchange for the quarters identified below:

	High	Low

Year ended February 4, 2001
First Quarter	$14.75	$9.69
Second Quarter	$16.75	$6.69
Third Quarter	$10.00	$3.25
Fourth Quarter	$6.62	$2.50
Year ended February 3, 2002
First Quarter	$7.00	$5.12
Second Quarter	$8.60	$5.50
Third Quarter	$8.75	$5.50
Fourth Quarter	$10.48	$7.31
Year ended February 2, 2003
First Quarter	$15.65	$8.05
Second Quarter (through June 5, 2002)	$17.26	$14.10

          On June 5, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $15.30. As of June 5, 2002, there were 94 stockholders of record of our common stock.

CAPITALIZATION

          The following table sets forth the cash and cash equivalents and consolidated capitalization of CSK Auto Corporation as of May 5, 2002, (1) on an actual basis, and (2) on an as adjusted basis, to reflect (a) the sale of 5,642,000 shares of common stock offered by us in this offering (at an assumed offering price of $15.30 per share, the closing price of our stock on June 5, 2002) and the application of the proceeds from that sale as described under “Use of Proceeds,” as if this transaction had occurred on May 5, 2002, and (b) the conversion into common stock of the $50.0 million aggregate principal amount of 7% convertible subordinated debentures, effective May 20, 2002. This table should be read in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of May 5, 2002

	Actual	As Adjusted

	(Unaudited)

	(in thousands)
Cash and cash equivalents	$14,885	$14,885

Long-term debt (including current portion):
Revolving credit facility(1)	30,000	30,000
Term loan(1)	170,000	170,000
12% senior notes due 2006(2)	275,617	275,617
11% senior subordinated notes due 2006.	81,250	4,467
7% convertible subordinated debentures	49,156	—
Capital lease obligations	35,424	35,424

Total long-term debt	641,447	515,508
Stockholders’ equity
Common stock	325	439
Additional paid in capital	323,655	453,704
Stockholder receivable	(429)	(429)
Accumulated deficit	(164,639)	(168,374)

Total stockholders equity	158,912	285,340

Total capitalization	$800,359	$800,848

(1)	The senior credit facility commitment is $300.0 million, consisting of a $130.0 million revolving credit facility and a $170.0 million term loan. Our borrowing capacity, pursuant to the borrowing base formula, at May 5, 2002 was approximately $284.2 million.

(2)	Reflects the issuance of $280.0 million of aggregate principal amount of notes at 98.328% of the principal amount thereof, net of unamortized debt discount.

SELECTED CONSOLIDATED FINANCIAL DATA

          The selected financial data for each of the five fiscal years during the period ended February 3, 2002 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The consolidated financial statements as of February 4, 2001 and February 3, 2002 and for each of the three years in the period ended February 3, 2002 appear elsewhere herein. The selected financial data for the thirteen weeks ended May 6, 2001 and May 5, 2002 have been derived from our unaudited consolidated financial statements included elsewhere herein and include, in our management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results for the thirteen weeks ended May 5, 2002 are not necessarily indicative of the results to be expected for the fiscal year ending February 2, 2003 or for any future period. You should read the data presented below together with our consolidated financial statements and related notes, the other financial information contained herein, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Fiscal Year(1)					Thirteen Weeks Ended

						May 6,	May 5,
	1997(2)	1998(3)	1999(4)	2000(5)	2001(6)	2001(7)	2002

						(Unaudited)

	(in thousands, except per share amounts and selected store data)
Statement of Operations Data
Net sales	$845,815	$1,004,385	$1,231,455	$1,452,109	$1,438,585	$356,121	$375,550
Cost of sales	468,171	531,073	636,239	769,043	790,585	187,535	210,420

Gross profit	377,644	473,312	595,216	683,066	648,000	168,586	165,130
Other costs and expenses:
Operating and administrative	330,514	399,016	501,527	592,691	580,134	144,921	141,638
Store closing and other restructuring costs	1,640	335	4,900	6,060	22,392	2,295	300
Legal settlement	—	—	—	8,800	2,000	—	—
Goodwill amortization	—	—	1,941	4,799	4,807	1,183	—

Operating profit	45,490	73,961	86,848	70,716	38,667	20,187	23,192
1996 Recapitalization charges	1,009	—	—	—	—	—	—
Interest expense	40,680	30,730	41,300	62,355	61,608	16,747	17,718
Equity in loss on joint venture	—	—	—	3,168	—	—	—

Income (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle	3,801	43,231	45,548	5,193	(22,941)	3,440	5,474
Income tax expense (benefit)	1,557	15,746	17,436	193	(8,886)	1,187	2,094

Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	2,244	27,485	28,112	5,000	(14,055)	2,253	3,380
Extraordinary loss, net of income taxes	(3,015)	(6,767)	—	—	(3,137)	—	—

Income (loss) before cumulative effect of change in accounting principle	(771)	20,718	28,112	5,000	(17,192)	2,253	3,380
Cumulative effect of change in accounting principle, net of income taxes	—	—	(741)	—	—	—	—

Net income (loss) as reported	$(771)	$20,718	$27,371	$5,000	$(17,192)	$2,253	$3,380
Add back amortization of goodwill, net of tax(8)	—	—	1,276	3,171	3,256	782	—

Goodwill adjusted net income (loss)	$(771)	$20,718	$28,647	$8,171	$(13,936)	$3,035	$3,380

Income (loss) before extraordinary loss and cumulative effect of change in accounting principle — per diluted share	$(0.04)	$0.75	$0.98	$0.18	$(0.61)	$0.08	$0.10
Net income (loss) as reported — per diluted share	$(0.04)	$0.75	$0.96	$0.18	$(0.61)	$0.08	$0.10
Goodwill adjusted net income (loss) — per diluted share	$(0.04)	$0.75	$1.00	$0.29	$(0.50)	$0.11	$0.10
Weighted average shares outstanding (diluted)	18,012	27,640	28,627	27,839	28,391	27,841	32,472
(footnotes on following pages)

	Fiscal Year(1)					Thirteen Weeks Ended

						May 6,	May 5,
	1997(2)	1998(3)	1999(4)	2000(5)	2001(6)	2001(7)	2002

						(Unaudited)

	(in thousands, except per share amounts and selected store data)
Other Financial Data
Adjusted EBITDA(9)	$70,173	$103,861	$148,966	$156,902	$131,041	$33,716	$32,205
Net cash provided by (used in) operating activities	(62,703)	3,403	(4,031)	32,469	(7,914)	37,909	30,762
Net cash used in investing activities	(56,727)	(37,524)	(260,221)	(34,542)	(10,143)	(41)	(2,175)
Net cash provided by (used in) financing activities	119,059	36,759	268,524	1,442	23,010	(35,516)	(29,786)
Capital expenditures	20,132	37,846	41,358	32,080	12,200	4,643	2,103
Depreciation and amortization	20,367	22,412	29,375	40,827	41,146	10,369	9,013
Commercial sales(10)	115,378	155,845	217,696	249,314	259,096	65,145	66,684
Selected Store Data
Number of stores (end of period)	718	807	1,120	1,152	1,130	1,155	1,124
Stores with commercial sales centers	360	509	554	548	545	532	551
Total store square footage (at period end)(11)	4,980,134	5,601,694	8,074,699	8,376,808	8,234,806	8,406,106	8,202,352
Average net sales per store(11)	$1,303	$1,317	$1,278	$1,278	$1,261	$309	$333
Percentage increase (decrease) in comparable store net sales(12)	4%	2%	4%	2%	1%	(1%)	7%
Balance Sheet Data (end of period)
Cash and cash equivalents	$4,852	$7,490	$11,762	$11,131	$16,084	$13,483	$14,885
Net working capital	235,651	306,879	456,594	401,523	498,914	380,594	480,690
Total assets	563,251	634,022	1,035,652	1,066,806	1,068,577	1,101,832	1,084,843
Total debt (including current maturities)	439,962	333,293	627,133	647,881	670,843	613,607	641,447
Stockholders’ equity (deficit)	(75,055)	105,389	134,547	139,613	154,286	141,908	158,912

(footnotes on following pages)

Notes to Selected Consolidated Financial Data

(1)	Our fiscal year consists of 52 or 53 weeks, ends on the Sunday nearest to January 31 and is named for the calendar year just ended. All fiscal years presented had 52 weeks except for fiscal 2000, which had 53 weeks.

(2)	In December 1997, we acquired 82 stores from Trak Auto Corporation, which have been included in results of operations from the date of acquisition. The results of operations in fiscal 1997 shown are calculated in accordance with GAAP and include $5.3 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	$3.4 million of transition and integration expenses associated with the 82 stores acquired from Trak Auto Corporation;

•	$0.9 million of non-cash stock based compensation;

•	$1.0 million of other expenses related to our recapitalization in October 1996.

In addition, our fiscal 1997 results include an extraordinary loss of $3.0 million (net of an income tax benefit of $2.1 million) relating to the early extinguishment of outstanding debt under our previous senior credit facility.

(3)	The results of operations in fiscal 1998 shown are calculated in accordance with GAAP and include $7.5 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	The write-off of a $3.6 million prepaid management fee;

•	$3.1 million of transition and integration expenses associated with 82 stores acquired from Trak Auto Corporation; and

•	$0.8 million of costs in connection with a secondary offering of our common stock.

In addition, our fiscal 1998 results include an extraordinary loss of $6.8 million (net of an income tax benefit of $4.2 million) relating to the early extinguishment of outstanding debt with the proceeds from our initial public offering.

(4)	The results of operations in fiscal 1999 shown are calculated in accordance with GAAP and include $32.7 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	$30.2 million of transition and integration costs incurred with respect to acquired stores; and

•	$2.5 million of store closing costs incurred in connection with the closure of existing stores that overlapped with better-situated acquired stores.

(5)	The results of operations in fiscal 2000 shown are calculated in accordance with GAAP and include $48.5 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	$3.2 million write-off of our investment in PartsAmerica.com;

•	$8.8 million of charges associated with certain legal settlements;

•	$23.8 million of transition and integration costs incurred with respect to acquired stores;

•	$0.4 million discrete provision for bad debt in connection with the bankruptcy of a large commercial customer;

•	$3.7 million of store closing costs incurred in connection with the closure of existing stores that overlapped with better-situated acquired stores;

•	$5.7 million of non-cash charges associated with the liquidation of certain acquired inventories; and

•	$2.9 million of operating losses incurred by acquired automotive service centers prior to our exit from that business.

(6)	The results of operations in fiscal 2001 shown are calculated in accordance with GAAP and include $51.2 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	$46.3 million of charges incurred in connection with our Profitability Enhancement Program;

•	$2.0 million of charges associated with certain legal settlements;

•	$0.2 million of transition and integration costs incurred with respect to acquired stores;

•	$1.2 million loss on the disposition of certain fixed assets; and

•	$1.5 million discrete provision for bad debt in connection with the bankruptcy of a large commercial customer.

(7)	The results of operations in the first quarter of fiscal 2001 shown are calculated in accordance with GAAP and include $3.2 million of items that we believe will not occur on a regular basis and which we are allowed to exclude when we calculate our operating results for purposes of measuring compliance under our debt covenants. They consist of:

•	$1.8 million of charges incurred in connection with our Profitability Enhancement Program;

•	$0.2 million of transition and integration costs incurred with respect to acquired stores; and

•	$1.2 million loss in the disposition of certain fixed assets.

(8)	Reflects non-amortization of goodwill provision of SFAS 142.

(9)	EBITDA represents net income (loss) before interest expense, income tax expense (benefit), and depreciation and amortization expense. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an indicator of operating performance or an alternative to cash flow as a measure of liquidity, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements.

Adjusted EBITDA reflects the impact of certain items that we believe are important in evaluating our results. Such items are included in the calculation of EBITDA as it is defined in CSK Auto, Inc.’s senior credit facility, for purposes of measuring our compliance with debt covenants.

Both EBITDA and adjusted EBITDA may differ in method of calculation from similarly titled measures used by other companies. The computation for each of the respective periods shown is as follows (in thousands):

						Thirteen Weeks
						Ended
	Fiscal Year
						May 6,	May 5,
	1997	1998	1999	2000	2001	2001	2002

						(Unaudited)
Income (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle	$3,801	$43,231	$45,548	$5,193	$(22,941)	$3,440	$5,474
Add back:
Interest expense	40,680	30,730	41,300	62,355	61,608	16,747	17,718
Depreciation and amortization expense	20,367	22,412	29,375	40,827	41,146	10,369	9,013

EBITDA	64,848	96,373	116,223	108,375	79,813	30,556	32,205
Equity in loss of joint venture(a)	—	—	—	3,168	—	—	—
Other adjustments(b):
Profitability enhancement program (PEP) charges	—	—	—	—	46,318	1,750	—
Lawsuit settlements charges	—	—	—	8,800	2,000	—	—
Acquisition transition and integration costs	—	—	30,187	23,818	250	250	—
Loss on fixed assets	—	—	—	—	1,160	1,160	—
Bankruptcy of commercial customers charges	—	—	—	400	1,500	—	—
Store closings costs due to acquisitions	—	—	2,556	3,727	—	—	—
Inventory liquidations charges	—	—	—	5,686	—	—	—
Auto service centers losses	—	—	—	2,928	—	—	—
—1997 and 1998 items	5,325	7,488	—	—	—	—	—

Total	5,325	7,488	32,743	48,527	51,228	3,160	—

Adjusted EBITDA	$70,173	$103,861	$148,966	$156,902	$131,041	$33,716	$32,205

(a)	In March 2000, we participated in the formation of a new joint venture, PartsAmerica.com (“PA”), with Advance Stores Company Incorporated (“Advance”) and Sequoia Capital. PA engaged in the sale of automotive parts and accessories via e-commerce. Results of operations for fiscal 2000 reflect the write off our investment in PA (a total of $3.2 million) due to poor operating results. During the second quarter of fiscal 2001, PA ceased operations.

(b)	See notes 2 through 7 above for a discussion of these items.

(10)	Represents sales to commercial accounts, including sales from stores without commercial sales centers.

(11)	Total store square footage is based on our actual store formats and includes normal selling, office, stockroom and receiving space. Average net sales per store is based on the average of the beginning and ending number of stores and is not weighted to take into consideration the actual dates of store openings, closings or expansions.

(12)	Comparable store net sales data is calculated based on the change in net sales commencing after the time a new store has been open twelve months. Therefore, sales for the first twelve months a new store is open are not included in the comparable store calculation. Relocations are included in comparable store net sales from the date of opening.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

          Our fiscal year ends on the Sunday nearest to January 31 and is named for the calendar year just ended. Occasionally this results in a fiscal year which is 53 weeks long. When we refer to a particular fiscal year, we mean the following:

•	“fiscal 2001” means the 52 weeks ended February 3, 2002;

•	“fiscal 2000” means the 53 weeks ended February 4, 2001; and

•	“fiscal 1999” means the 52 weeks ended January 30, 2000.

General

          We are the largest retailer of automotive parts and accessories in the Western United States and the third largest retailer of these products in the United States based on store count. As of February 3, 2002, we operated 1,130 stores under one fully integrated operating format and three brand names:

•	Checker Auto Parts, founded in 1969, with 418 stores in the Southwestern, Rocky Mountain and Northern Plains states and Hawaii;

•	Schuck’s Auto Supply, founded in 1917, with 235 stores in the Pacific Northwest and Alaska; and

•	Kragen Auto Parts, founded in 1947, with 477 stores primarily in California.

The Recent Refinancing

          During the second and the third quarters of fiscal 2001, we experienced liquidity shortages due to a number of factors, including required amortization payments on our term and revolving loans and the integration of inventory associated with acquired stores. These shortages forced us to delay payments to our vendors during our peak selling season. As a result, we were unable to take advantage of favorable vendor terms, including cash discounts and allowances, and a number of our vendors stopped shipping product to us, which resulted in declining in-stock positions in our stores and impacted our financial results for fiscal 2001.

          In August 2001, as the initial step in the Refinancing, Oppenheimer Capital Income Fund purchased from us a $30.0 million convertible subordinated note, the net proceeds of which we used to bring our vendors more current and improve our in-stock positions. During December 2001, we completed the Refinancing by replacing our existing credit facility with a new $300.0 million senior collateralized asset-based credit facility, by issuing $280.0 million aggregate principal amount of 12% senior notes and by selling $50.0 million aggregate principal amount of convertible subordinated debentures to Lehman Brothers Inc. and Investcorp CSK Holdings L.P., an affiliate of INVESTCORP, S.A., which through its relationships with a number of our stockholders is deemed to be one of our principal stockholders. Subsequently, we have converted both the convertible subordinated note and the convertible subordinated debentures into approximately 10.3 million shares of our common stock. As a result of the Refinancing, we have eliminated scheduled bank debt amortization payments and extended our debt maturities, resulting in significantly enhanced liquidity.

The Profitability Enhancement Program (“PEP”)

          In July 2001, we implemented a Profitability Enhancement Program (“PEP”) to reduce costs, improve operating efficiencies and increase return on assets. This program resulted in the planned closure of 36 unprofitable stores (33 of which have been closed as of May 5, 2002) and personnel reductions at the corporate and store levels. In addition, we conducted an in-depth review of our inventory to (1) increase inventory turnover, (2) provide an optimal inventory level at each store location through elimination of slower-selling items and product lines, (3) liquidate inventory not meeting our new asset return levels, and (4) write-off the inventory of the 36 stores planned for closure.

Acquisitions

          Since 1999, we have engaged in several transactions including:

•	AllCar Acquisition. In April 2000, we acquired 22 AllCar stores (the “AllCar stores”) located in Wisconsin and Michigan from All-Car Distributors, Inc.

•	Al’s and Grand Auto Supply Acquisition (“AGA Acquisition”). In October 1999, we acquired 194 Al’s and Grand Auto Supply stores (the “AGA stores”) located in California and the Pacific Northwest from PACCAR Inc.

•	Automotive Information Systems Acquisition (“AIS Acquisition”). In September 1999, we acquired Automotive Information Systems, Inc. (“AIS”), a leading provider of diagnostic vehicle repair information.

•	Big Wheel Acquisition. In June 1999, we acquired 86 Big Wheel/ Rossi stores (the “Big Wheel stores”) located in the Northern Plains states from APSCO Products Company.

Results of Operations

          The following table sets forth our statement of operations data expressed as a percentage of net sales for the periods indicated:

	Fiscal Year			Thirteen weeks ended

	1999	2000	2001	May 6, 2001	May 5, 2002

				(Unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	51.7	53.0	55.0	52.7	56.0

Gross profit	48.3	47.0	45.0	47.3	44.0
Operating and administrative expenses	40.7	40.9	40.3	40.7	37.7
Store closing costs and other restructuring costs	0.4	0.4	1.6	0.6	0.1
Legal settlement	—	0.6	0.1	—	—
Goodwill amortization	0.1	0.3	0.3	0.3	—

Operating profit	7.1	4.8	2.7	5.7	6.2
Interest expense	3.4	4.3	4.3	4.7	4.7
Equity in loss of joint venture	—	0.2	—	—	—

Income (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle	3.7	0.3	(1.6)	1.0	1.5
Income tax expense (benefit)	1.4	—	(0.6)	0.3	0.6

Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	2.3	0.3	(1.0)	0.7	0.9
Extraordinary loss, net of income taxes	—	—	(0.2)	—	—

Income (loss) before cumulative effect of change in accounting principle	2.3	0.3	(1.2)	0.7	0.9
Cumulative effect of change in accounting principle, net of income taxes	(0.1)	—	—	—	—

Net income (loss)	2.2%	0.3%	(1.2%)	0.7%	0.9%

Net Sales

          Net sales for the thirteen weeks ended May 5, 2002 (the “first quarter of fiscal 2002”) increased 5.5% to $375.6 million from $356.1 million for the thirteen weeks ended May 6, 2001 (the “first quarter of fiscal 2001”). Comparable store sales increased 7%. Sales increased during the first quarter of fiscal 2002 despite a lower total store count of 1,124 stores in operation at May 5, 2002 compared to 1,155 at May 6, 2001. During the first quarter of 2002, we opened 1 store, expanded 1 store and closed 7 stores, 5 of which were closed as part of the Profitability Enhancement Program.

          Net sales for fiscal 2001 were $1.44 billion as compared to $1.45 billion for fiscal 2000 and $1.23 billion for fiscal 1999. Fiscal 2001 and fiscal 1999 consisted of 52 weeks whereas fiscal 2000 consisted of 53 weeks. To evaluate sales levels, we have not included the 53rd week in 2000 for comparison purposes so as to evaluate consistent 52-week fiscal periods across all years. After such adjustment, net sales in 2000 were $1.43 billion. On this basis, net sales increased approximately $12.5 million (0.9%) in 2001 over 2000, and sales increased $194.6 million (15.8%) in 2000 over 1999. Much of the increase in 2000 over 1999 was due to the result of acquisitions, as explained below.

          Net sales include the results of all stores from the date opened or acquired. We also evaluate results for comparable sales. Comparable store net sales data is calculated based on the change in net sales commencing after the time a new or acquired store has been open for twelve months. Therefore, sales for the first twelve months a new or acquired store is open are not included in the comparable store calculation. Stores that have been relocated are included in comparable store sales. After adjusting for the 53rd week in 2000, comparable store sales increased in 2001 over 2000 by 1% and increased in 2000 over 1999 by 2%.

          Commercial sales increased 4% to $259.1 million in fiscal 2001 from $249.3 million in fiscal 2000 and by 14.5% in 2000 over the $217.7 million level in 1999. Comparable store commercial sales (excluding the 53rd week in 2000) increased 10% in 2001 over 2000, and 11% in 2000 over 1999, as a result of the continued expansion of our commercial sales program.

          We have driven our comparable store sales growth by: (1) significantly expanding our commercial sales program; (2) investing in state-of-the-art store-level information systems and distribution systems, which have enhanced our inventory management and our ability to make available to our customers an expanded selection of brand name products; (3) re-profiling our inventory to optimize our store specific product mix; (4) making significant investments in in-store improvements; (5) relocating our under-performing stores; and (6) converting acquired stores to our operating format.

Store Acquisitions and Changes in Store Count

          The most significant impact on comparability of our sales over the period is the impact of the net stores obtained through our acquisitions. The following is a summary of the impact of our acquisitions on our sales growth over the past three years:

	Net Sales

	1999	2000	2001

Big Wheel (86 stores acquired June 1999), net of store closings	$40,659	$67,782	$68,675
AGA (194 stores acquired October 1999), net of store closings	60,603	183,176	184,619
Allcar (22 stores acquired April 2000), net of store closings	—	13,888	14,382
Pre-existing stores, net of store openings, closings, relocations and other	1,130,193	1,161,248	1,170,909
Impact of 53rd week in 2000.	—	26,015	—

Net sales	$1,231,455	$1,452,109	$1,438,585

          The increase in net sales from 2000 to 2001 of acquired stores (excluding Allcar) and pre-existing stores reflects a comparable store sales increase of approximately 1%. The increases in 2001 from 2000 as to sales at the Allcar stores and in 2000 from 1999 as to sales at the Big Wheel and AGA stores also reflect a full year of sales at these stores in the later years as opposed to a partial year of sales in the earlier years, which were the years in which the acquisitions occurred. These increases were offset by the closure of acquired service centers during fiscal 2000.

          In addition to our acquisitions, we have opened new stores or relocated stores in existing markets in order to increase our marketing and distribution efficiencies and further solidify our market position. We have also opened stores in new markets to increase the number of markets we serve. As part of the PEP, we identified 36 under-performing stores for closure, 33 of which had been closed by May 5, 2002 and two of which were closed in connection with their sale at the beginning of our second quarter. The following is a summary of our store count activity over the past three years:

	Store Count

	1999	2000	2001	May 5, 2002

Open at beginning of period	807	1,120	1,152	1,130
Stores opened (excluding relocations)	84	37	10	1
Stores acquired, net	243	23	—	—
Stores closed (excluding relocations)	(14)	(28)	(32)	(7)

Open at end of period	1,120	1,152	1,130	1,124

Stores relocated	26	14	13	—
Stores expanded	9	9	2	1

Gross Profit

          Gross profit consists primarily of net sales less the cost of sales and warehouse and distribution expenses. Gross profit as a percentage of net sales may be affected by variations in our product mix, price changes in response to competitive factors and fluctuations in merchandise costs, and vendor programs.

          During the first quarter of fiscal 2002, we took several steps to encourage former and existing customers to return to our stores and to attract new customers who may have never previously shopped in one of our stores. These initiatives included: (1) an increased emphasis on promotional activities and promotional pricing to stimulate customer awareness; (2) the commencement of a new merchandising program that features garage maintenance and organizational products, items that we had never previously stocked; and (3) a replenishment of inventory to return our stores to more normal levels of product availability. While these steps were successful in increasing customer counts, average sale amount and total sales levels, they expectedly produced lower gross profit margins. Gross profit was $165.1 million, or 44.0% of net sales, in the first quarter of fiscal 2002 as compared to $168.6 million, or 47.3% of net sales, in the first quarter of fiscal 2001.

          Gross profit for fiscal 2001 was $648.0 million, or 45.0% of net sales, compared to $683.1 million, or 47.0% of net sales for fiscal 2000, and $595.2 million, or 48.3% of net sales, for fiscal 1999. Gross profit margin decreased in fiscal 2001 primarily as a result of our PEP, in which $23.1 million of charges were incurred relating to reduction in inventory values and costs associated with inventory review and disposal. Furthermore, although we had anticipated that we would achieve at least 1999 gross profit margin levels for 2001, we did not achieve this result because of lower than expected vendor volume purchase allowances and cash discounts during the year, due principally to lower than typical in-stock inventory levels in the 2001 period. We have historically utilized prompt payment and other cash discount programs offered by vendors. Because of the need to pay for the class action lawsuit settlement (see Note 14 to the Consolidated Financial Statements) and the term loan amortization payments, we took efforts to retain cash during most of fiscal 2001 and did not take full advantage of the contractual vendor allowances. In addition, our change of advertising strategy to emphasize promotional discounts through newspaper advertising to increase retail customer count had the effect of reducing the realized gross profit margin during the period.

          Gross profit margin for fiscal 2000 declined as compared to 1999 in large part due to the sell-through of product obtained in connection with our acquisitions that was acquired without the benefit of our normal vendor allowances.

Operating Expenses

          Operating expenses consist of operating and administrative expenses and also include the costs of store closing and restructuring costs (including the PEP), acquisition-related transition and integration expenses, legal settlements, and goodwill amortization. Operating and administrative expenses are comprised of store payroll, store occupancy, advertising expenses, other store expenses and general and administrative expenses, including salaries and related benefits of corporate employees, administrative office occupancy expenses, data processing, professional expenses and other related expenses.

          Operating profit for the first quarter of fiscal 2002 totaled $23.2 million, or 6.2% of net sales, compared to $20.2 million, or 5.7% of net sales, for the first quarter of fiscal 2001. Operating and administrative expenses were lower in the first quarter of fiscal 2002 than in the same quarter of fiscal 2001 reflecting the impact of our Profitability Enhancement Program, the operation of fewer stores, and the elimination of goodwill amortization, which was $1.2 million in the same quarter of fiscal 2001. These savings were offset in part by higher variable costs associated with our increased sales. Operating profit during the first quarter of 2001 was affected by: (1) store closing costs of $1.8 million relating to longer-than-expected vacancy periods at stores closed as a result of acquisitions; (2) a $1.2 million loss on the disposition of certain acquired fixed assets; and (3) $0.2 million of transition and integration costs relating to prior acquisitions.

          Operating expenses decreased by approximately $3.1 million to $609.3 million, or 42.4% of net sales, for fiscal 2001 from $612.4 million, or 42.2% of net sales, for fiscal 2000. Operating expenses increased by $104.0 million to $612.4 million, or 42.2% of net sales, for fiscal 2000 from $508.4 million, or 41.3% of net sales, for fiscal 1999. The following items impacted operating expenses for the fiscal years indicated:

•	During fiscal 2001, we implemented our PEP to reduce costs, improve operating efficiencies and close under-performing stores. We recorded approximately $21.5 million of store closing and restructuring charges. We also recorded $1.7 million of other adjustments to prior estimates affecting the closed store reserve that were unrelated to the PEP.

•	In fiscal 2001 and 2000 we settled two separate but similar lawsuits. The lawsuits sought overtime pay for personnel that we had believed were exempt from overtime because they were part of our store management. Our operating results reflect the costs of settlement of $2.0 million (fiscal 2001) and $8.8 million (fiscal 2000). Following the lawsuits, we changed the manner in which we compensate certain members of our store management.

•	In the fourth quarter of 2001, we reached an agreement to sell certain of our stores in Texas, two of which we had planned to close as part of the PEP. We had expected to leave the stores vacant and incur rents through the expiration of the contracted leases, or to incur rental costs while negotiating with potential sub-tenants. These costs are no longer expected and, accordingly, we reversed the store closing allowance for these stores. Results of operations in fiscal 2001 reflect a reduction in expenses of approximately $1.5 million resulting from this agreement.

•	Over the past several years, we have completed a series of acquisitions. Upon completion of each acquisition, we incurred direct and incremental expenses for the transition of acquired stores to our operating format. These expenses included the cost of re-merchandising acquired inventories, training employees, grand opening advertising (to generate name brand awareness in new markets) and other expenses. These expenses were typically incurred for a period of approximately six months following the acquisition, and totaled $0.2 million (2001), $23.8 million (2000), and $30.2 million (1999).

•	In fiscal 2001, we incurred charges of $1.2 million relating to a loss on disposition of certain fixed assets.

•	Two of our commercial customers declared bankruptcy, requiring us to provide discrete provisions for bad debts of $1.5 million in 2001 and $0.4 million in 2000.

•	In connection with our acquisitions, we identified certain stores in our existing chain for closure because they overlapped with better-situated acquired stores. We incurred related charges of $3.7 million (fiscal 2000) and $2.5 million (fiscal 1999). We also incurred other store closing costs of $2.3 million for fiscal 2000 and 1999, but have not identified these costs as special items because they were incurred in the normal course of updating and relocating stores to improve our business.

          In addition to the items discussed above, operating expenses were affected by generally higher payroll related costs and increased store rent expense in each period due to increases in the number of stores operated, offset in fiscal 2001 by the impact of the PEP.

Interest Expense

          Interest expense for the first quarter of fiscal 2002 totaled $17.7 million compared to $16.7 million in the first quarter of 2001. The higher interest expense resulted from slightly higher outstanding loan balances during the first quarter of fiscal 2002.

          Net interest expense for fiscal 2001 totaled $61.6 million compared to $62.4 million for the 53 weeks of fiscal 2000. Higher outstanding loan balances in fiscal 2001 increased interest expense by approximately $4.5 million. As a result of our Refinancing, amortization of deferred financing fees increased in fiscal 2001. This added approximately $1.4 million to interest expense in fiscal 2001. Finally, due to our liquidity issues during fiscal 2001, we incurred $1.7 million in fiscal 2001 for vendor interest on accounts payable because we extended merchandise payment terms. These increases in interest expense were offset by lower interest rates, which reduced interest expense by approximately $7.3 million, and an approximately $1.1 million reduction in interest expense associated with there being one less week in fiscal 2001 relative to fiscal 2000.

          Interest expense for fiscal 2000 increased to $62.4 million from $41.3 million for the comparable period of fiscal 1999, primarily due to the increased debt levels as a result of our 1999 acquisitions (approximately $14.8 million), higher variable interest rates (approximately $3.2 million), higher outstanding balances (approximately $2.0 million) and an additional week of expense accrual during fiscal 2000 (approximately $1.1 million).

Income Tax Expense

          Income tax expense for the first quarter of fiscal 2002 was $2.1 million, compared to $1.2 million for the comparable period of fiscal 2001. Our effective tax rate during the 2002 period was approximately 38.3% of pre-tax income versus approximately 34.5% in the comparable 2001 period. The lower rate during the 2001 period resulted from certain tax credits that were not available in the 2002 period.

          Income tax benefit for fiscal 2001 was $8.9 million, reflecting the loss we incurred, compared to income tax expense of $0.2 million for the 2000 fiscal period and $17.4 million in expense in fiscal 1999. Our effective tax rate was 38.7% during fiscal 2001, which was substantially consistent with the rate of 38.3% in 1999. Our effective tax rate of 4.0% in fiscal 2000 was not representative of our typical rate as a result of certain permanent items and tax credits that were relatively higher in proportion to our income before income taxes than in other years. The rate also decreased in 2000 as a result of a reversal of prior reserves no longer required.

Non-Recurring Charges Related to PEP

          During the second quarter of fiscal 2001, we implemented our PEP to reduce costs, improve operating efficiencies and close under-performing stores. As a result of the PEP, we recorded total restructuring and other charges of $44.6 million, which are detailed in the following paragraphs. The table below summarizes the charges relating to the PEP:

Amounts recorded as store closing and restructuring charges:
Reserve for store closing costs	$13,698
Write down for impairment of store site costs and store-related property and equipment	6,649
Reserve for workforce reduction	400
Other	729

21,476

Amounts recorded as charges to cost of sales:
Provision for excess inventories	17,292
Actual costs incurred for inventory review and disposal	5,800

23,092

$44,568

Store Closing Costs

          Under the PEP, we increased the store closing reserve by approximately $13.7 million. Approximately $6.8 million of the charge relates to the planned closure of 36 stores based on several factors including market saturation, store profitability, and store size and format. Of these planned closures, 33 were closed as of May 5, 2002 and 2 were closed in connection with their sale at the beginning of our second quarter. In addition, we recorded an increase to the reserve for prior years’ plans of approximately $6.9 million relating to existing closed stores that have longer than anticipated vacancy periods as a result of the continued economic slowdown. The PEP charge also includes a $6.6 million write-down for impairment of leasehold improvements and other store-related property and equipment, which has been recorded as a direct reduction of net property and equipment balances. See “Store Closures” for further discussion regarding the events and decisions made that result in strategic store closing plans and the related impact on our results of operations, liquidity and capital resources.

Other Profitability Enhancement Program Costs

          As a result of the consolidation of certain regional operations and general and administrative functions under our PEP, we terminated 36 employees and eliminated 84 open positions. The terminated employees worked primarily in human resources, information technology and real estate. As a result of these actions, the restructuring charges included a provision for severance and benefits of approximately $0.4 million.

          We have also accrued other costs and charges incidental to the restructuring. These costs include early termination fees for operating lease commitments and other asset impairments aggregating approximately $0.7 million.

Inventory and Related Charges

          We completed an inventory review to: (1) increase inventory turnover; (2) provide an optimal inventory level at each store location; (3) liquidate inventory not meeting our new asset return levels; and (4) write down the inventory of the 36 stores planned for closure. As a result of the analysis, we elected to establish a reserve for excess inventories resulting from the decision to eliminate certain product lines and to liquidate inventory from closed stores. In conjunction with this decision, a provision of $17.3 million was recorded to reduce inventory values. In addition, we incurred actual costs during the year of approximately $5.8 million related to labor, warehouse and distribution, freight and other operating costs associated with the inventory review and disposal. These costs are reflected as cost of sales in the accompanying statement of operations for fiscal 2001.

Benefits of the PEP

          In fiscal 2001, our operating profit was negatively impacted by the following (in thousands):

Operating profit impact:
Operating loss of 36 stores(1)	$4,429
Personnel expenses(2)	2,286
Store operating expenses(3)	1,188

$7,903

          Following the completion of the PEP, we expect these negative impacts to be eliminated.

(1)	Represents operating losses for 36 stores planned for closure.

(2)	Represents the annual salaries and benefits for 36 terminated employees.

(3)	Represents store-based satellite communication costs and operating expenses related to transportation services.

Liquidity and Capital Resources

Recent Refinancing

          During fiscal 2001, we completed the Refinancing of our capital structure, which resulted in the elimination of scheduled bank debt amortization payments prior to the end of 2004, the extension of debt maturities and enhanced liquidity. The Refinancing consisted of the following:

•	The issuance of a $30.0 million principal amount 7% convertible subordinated note in August 2001, which was converted during fiscal 2001 into approximately 4.5 million shares of CSK Auto Corporation common stock at a conversion price of $6.63 per share. At the time of conversion, the accrued and unpaid interest of approximately $0.7 million was converted to additional paid in capital;

•	Replacement of our existing credit facility with a new three-year $300.0 million senior collateralized, asset-based credit facility due in December 2004, comprised of a $170.0 million non-amortizing term loan and a $130.0 million revolving credit facility with availability subject to a borrowing base formula. Interest on the $300.0 million senior credit facility is approximately LIBOR plus 3.5%;

•	The issuance of $280.0 million in principal amount of senior notes. The effective interest rate on these senior notes is approximately 12.5% per annum, which includes the stated interest rate of 12%, plus amortization of the original issue discount of approximately $4.7 million;

•	The sale of $50.0 million in principal amount of 7% convertible subordinated debentures due December 2006 and related make-whole warrants at a conversion price of $8.69 per share. On May 20, 2002, these convertible debentures were converted into approximately 5.75 million shares of our common stock at a conversion price of $8.69 per share. In addition, we elected to pay interest on the convertible debentures in additional shares of our common stock. Of the additional shares issued, 105,708 were issued during the first quarter of fiscal 2002 and 30,872 were issued during the second quarter of fiscal 2002.

Overview of Liquidity

          Our primary cash requirements include working capital (primarily inventory), interest on our debt and capital expenditures. Due to the Refinancing, we will not be required to make any debt amortization payments prior to December 2004 other than capital lease payments. We intend to finance our cash requirements with cash flow from operations and borrowings under our senior credit facility. The following table outlines our working capital and liquidity:

	As of fiscal year-end
			As of
	2000	2001	May 5, 2002

			(Unaudited)
Net current assets	$401,523	$498,914	$480,690

Cash	$11,131	$16,084	$14,885
Availability under revolving line of credit	10,891	35,885	75,572

Total liquidity	$22,022	$51,969	$90,457

          As of May 5, 2002, we had net working capital of approximately $480.7 million, a decrease of $18.2 million, or 4%, compared to February 3, 2002. Inventory levels increased to $643.9 million at the end of the first quarter of fiscal 2002 from $619.6 million at the end of fiscal 2001. The decrease in working capital primarily relates to the $24.3 million increase in inventories consistent with increased purchase levels in anticipation of our spring selling season offset by an increase in accounts payable of $38.1 million relating to the related inventory purchases.

          At February 3, 2002, we had net working capital of approximately $498.9 million, an increase of $97.4 million, or 24%, compared to February 4, 2001. Inventory levels were reduced slightly, to $619.6 million at the end of fiscal 2001 from $621.8 million at the end of fiscal 2000. The increase in working capital primarily relates to the following: (1) $54.6 million of current maturities on our prior senior credit facility outstanding at February 4, 2001 that were refinanced to long-term consistent with our Refinancing; (2) a $32.0 million decrease in accounts payable consistent with improved liquidity associated with our Refinancing; and (3) a $15.1 million increase in accounts receivable consistent with increased vendor allowance programs.

          As of May 5, 2002, we had total liquidity (cash plus availability under our existing revolving credit facility) of approximately $90.5 million. Our liquidity was limited by borrowing base calculations associated with our senior credit facility. The borrowing base formula is equal to the lesser of $300.0 million and the sum of certain percentages of our eligible inventory and accounts receivable. As a result of the limitations imposed by the borrowing base formula, at of May 5, 2002, we could only borrow up to $284.2 million of the total $300.0 million facility. Accordingly, we have $15.8 million of additional borrowing capacity that has not been included in our liquidity calculation but that may be, in the future, subject to the borrowing base calculation.

          Debt is an important part of our overall capitalization and we have been highly leveraged. Our total outstanding debt balances have increased to fund working capital requirements; however, our debt to equity ratio has improved. In addition to providing liquidity, the Refinancing significantly reduced our leverage, as shown in the following table.

	As of fiscal year-end
			As of
	2000	2001	May 5, 2002

			(Unaudited)
Debt, including capital lease obligations	$647,881	$670,843	$641,447
Equity	139,613	154,286	158,912

Debt to equity ratio	4.6	4.3	4.0

Debt to equity ratio, assuming conversion of $49.1 million in debentures		3.1	2.8

          As part of the Refinancing, we sold the convertible debentures to certain investors, including Investcorp CSK Holdings L.P., an affiliate of Investcorp S.A. (which through its relationship with several of our stockholders is deemed to be one of our principal stockholders). On May 20, 2002, we converted all

$50.0 million aggregate principal amount of the convertible debentures (which we carried at $49.1 million after discount for a beneficial conversion feature) into approximately 5.75 million shares of our common stock at a conversion rate of $8.69 per share.

Analysis of Cash Flows

Operating Activities

          During the first quarter of fiscal 2002, net cash provided by operating activities was $30.8 million compared to $37.9 million of cash provided by operating activities during the first quarter of fiscal 2001. The largest components of the change in cash flow from operations relate to: (1) an increase in payments for accounts payable, where $38.1 million of cash was provided compared to $61.8 million provided during the comparable 2001 period due to additional payments made during the fiscal 2002 period as a result of our improved liquidity arising from our Refinancing; and (2) a net increase in payments for accrued expenses of $10.3 million primarily as a result of the payment of $8.8 million during the fiscal 2001 period relating to settlement of the class action lawsuit.

          In fiscal 2001, net cash used in operating activities was $7.9 million compared to $32.5 million provided by operating activities during fiscal 2000. The largest components of the change in cash flow from operations relate to: (1) a net loss of $17.2 million during fiscal 2001 compared to net income of $5.0 million during fiscal 2000; (2) a non-cash provision during fiscal 2001 of $25.4 million comprised of a $17.3 million provision for write down of inventory and a $8.1 million impairment of fixed and other assets primarily as a result of our PEP; and (3) a decrease in accounts payable of $32.0 million in fiscal 2001 compared to an increase in accounts payable of $25.2 million in fiscal 2000 due to our improved liquidity arising from our Refinancing.

          In fiscal 2000, net cash provided by operating activities was $32.5 million, compared to $4.0 million of cash used in operating activities during fiscal 1999. The largest component of the change in cash flow from operating activities relates to our investment in inventories, where $7.6 million of cash was used during fiscal 2000 compared to $93.6 million used for such purposes during fiscal 1999. The decrease in inventories reflects the sell through, return to vendors or other disposition of inventories obtained in acquisitions and reduced inventory levels as a result of cost containment.

          During fiscal 2000, we finalized an agreement to settle the class action lawsuits (see Note 14 to the Consolidated Financial Statements) brought by former and present California store managers and senior assistant managers seeking overtime pay under California law. The amount of the settlement was approximately $8.8 million (which includes plaintiff’s attorneys’ fees and costs and other miscellaneous expenses) and was paid during the first quarter of fiscal 2001. The settlement was funded through our prior revolving credit facility. During the second quarter of fiscal 2001, we also reserved $2.0 million for certain other legal claims. Of this amount, we paid $0.6 million during fiscal 2001 and expect to pay the remaining $1.4 million during fiscal 2002.

Investing Activities

          Net cash used in investing activities totaled $2.2 million for the first quarter of fiscal 2002, compared to $41,000 used during the comparable 2001 period. The increase in cash used in investing activities during fiscal 2002 was primarily the result of lower proceeds from fixed asset sales. In fiscal 2001, $5.8 million in proceeds from fixed asset sales were the result of a large sale leaseback transaction. Also, capital expenditures during the first quarter of fiscal 2002 were $2.5 million less than in the first quarter of fiscal 2001.

          Net cash used in investing activities totaled $10.1 million for fiscal 2001, compared to $34.5 million used in fiscal 2000 and $260.2 million in fiscal 1999. The 1999 levels reflect $218.2 million used in the Big Wheel, AGA and AIS acquisitions. The decrease in cash used in investing activities for fiscal 2001 as compared to fiscal 2000 was primarily the result of $19.9 million less in capital expenditures, and the $3.2 million investment in the PartsAmerica joint venture during fiscal 2000.

          In fiscal 2000, we invested approximately $32.0 million in capital expenditures, including new store fixtures and information systems hardware and software. We invested $12.2 million in fiscal 2001. We invested a greater amount in fiscal 2000 as part of the transition and integration of our acquisitions, and do not expect such levels to be required again in the near future.

          We are budgeting approximately the same amount for capital expenditures for fiscal 2002 that we spent in 2001, primarily for new stores. We opened 25 new, relocated or expanded stores in fiscal 2001 and expect to open, relocate or expand approximately 25 stores in fiscal 2002. We anticipate that the majority of these stores will be financed under arrangements structured as operating leases that require minimal capital expenditures for fixtures and store equipment. For the remainder of our planned new, relocated or expanded stores, we expect to spend approximately $125,000 per store for leasehold improvements. In addition to capital expenditures, each new store will require an estimated investment in working capital, principally for inventories, of approximately $300,000.

          We made no acquisitions during fiscal 2001 nor do we anticipate any significant acquisitions during fiscal 2002. The table below details the cash paid and transition and integration costs incurred (consisting primarily of grand opening advertising, training and re-merchandising costs) by fiscal year as a result of our acquisitions ($ in thousands):

	Allcar	AGA	AIS	Big Wheel	Other	Total

Fiscal year 2001:
Cash paid	$—	$—	$—	$—	$—	$—
Transition and integration	250	—	—	—	—	250
Fiscal year 2000:
Cash paid	917	—	—	—	373	1,290
Transition and integration	2,980	15,658	—	5,180	—	23,818
Fiscal year 1999:
Cash paid	—	145,587	10,316	62,694	—	218,597
Transition and integration	—	21,283	—	8,904	—	30,187

Total:
Cash paid	$917	$145,587	$10,316	$62,694	$373	$219,887

Transition and integration	$3,230	$36,941	$—	$14,084	$—	$54,255

Financing Activities

          Net cash used in financing activities totaled $29.8 million for the first quarter of fiscal 2002 compared to $35.5 million in the first quarter of fiscal 2001. This decrease primarily relates to lower payments on our senior credit facility, where $27 million in net payments were made during the first quarter of fiscal 2002 compared to $33 million in net payments made during the first quarter of fiscal 2001.

          Net cash provided by financing activities totaled $23.0 million for fiscal 2001 compared to $1.4 million of net cash provided by financing activities in fiscal 2000. This increase primarily relates to our Refinancing. The following table highlights the components of our Refinancing and its effect on our financing activities for fiscal 2001 ($ in thousands):

		Other
	Refinancing	Activity	Total

Borrowings under our new senior credit facility	$217,000	$321,000	$538,000
Payments under our old senior credit facility	(515,160)	(322,320)	(837,480)
Payment of debt issuance costs	(19,917)	(2,102)	(22,019)
Issuance of convertible subordinated note in August 2001.	30,000	—	30,000
Issuance of convertible subordinated debentures in December 2001.	50,000	—	50,000
Borrowings under 12% senior notes	275,317	—	275,317
Payments on capital lease obligations	—	(10,149)	(10,149)
Recovery of stockholder receivable	—	29	29
Exercise of stock options	—	4	4
Other financing activities	—	(692)	(692)

Net cash provided by financing activities	$37,240	$(14,230)	$23,010

          Based on the table above, our Refinancing generated $37.2 million in net financing cash inflows as compared to a net cash outflow of $14.2 million relating to other financing activities. The decrease in cash flows relating to other financing activities as compared to fiscal 2000 primarily relates to net payments on the prior senior credit facility during fiscal 2001 of $1.3 million as compared to $17.7 million of net borrowings on the senior credit facility during fiscal 2000.

          Net cash provided by financing activities totaled $1.4 million in fiscal 2000 compared to $268.5 million in fiscal 1999. In 1999, we used $283.7 million of net borrowings under the prior senior credit facility primarily relating to the Big Wheel, AGA and AIS acquisitions, incurred $4.7 million of debt issuance costs and made payments of $10.9 million on capital lease obligations.

Interest Rate Swap

      During February 2002, we entered into an interest rate swap contract to convert the interest rate payment obligation on $100.0 million of our 12% senior notes to a floating rate, set quarterly, equal to the 3 month LIBOR + 760 basis points. At the time the contract commenced, our fixed rate debt was approximately 66% of our outstanding debt. Our fixed rate debt, on average, was at higher interest rates than our variable rate debt. The interest rate swap is intended to provide a more equal balance of fixed and variable rate debt instruments and to hedge the fair value of these notes against potential movements in market interest rates. With $300.0 million in variable rate debt outstanding (including our swap), a 1% change in the LIBOR rate to which this variable rate debt is tied would result in a $3.0 million change in our annual interest expense. This estimate assumes that our debt balances remains constant for an annual period and the interest rate change occurs at the beginning of the period.

      Our cost of funds is affected by a variety of general economic conditions, including the level and volatility of interest rates. We try to manage this interest rate risk through the use of fixed and variable rate debt and the above mentioned interest rate swap. Currently we have no other plans to refinance our existing debt structure; however a negative change in our debt rating could limit our ability to acquire needed funding or, at a minimum, would result in an increase in our cost of funds.

Operating Lease Arrangements and Contractual Obligations

          We lease our office and warehouse facilities, all but two of our retail stores, and a majority of our equipment. Certain of the equipment leases are classified as capital leases and, accordingly, the equipment and related obligation are recorded on our balance sheet. However, substantially all of our store leases are operating leases with private landlords and provide for monthly rental payments based on a contractual amount. The majority of these lease agreements are for base lease periods ranging from 10 to 20 years, with three to five renewal options of five years each. Certain store leases also provide for contingent rentals based upon a percentage of sales in excess of a stipulated minimum. We believe that the long duration of our store leases protect our store locations without the risks associated with real estate ownership.

          We currently have leases with a related party for our corporate headquarters and an adjacent parking lot. Previously we had entered into sale-leaseback or other financing arrangements with related parties. We believe that the terms of the transactions with the related parties were no less favorable than terms we may have been able to receive from independent third parties at the time of the applicable transaction. We also believe that these transactions as a whole are not material to our financial statements. For more information on related party transactions, refer to Note 5 of the Consolidated Financial Statements.

          Historically, we had an arrangement with a real estate investment company, under which we would identify a location for a new store and then that company would acquire the property. We would then build our new store and lease the store from the real estate investment company under an operating lease. This arrangement expired on December 31, 2000. During fiscal 2001, two stores, which were previously committed under this facility, were funded. We do not plan on negotiating another similar facility and do not believe that such a lease facility is critical to our store development plans for fiscal 2002 based on the limited number of projected store openings and the availability of other alternative financing arrangements, including sale-leaseback financing transactions directly with individual investors. We funded our remaining new and relocated stores during fiscal 2001 under separate agreements with landlords and individual investors.

          In order to facilitate an understanding of our contractual obligations and commercial commitments, the following data is provided ($ in thousands):

	Payments Due by Period

		Within	2-3	4-5	After
	Total	1 year	Years	Years	5 Years

Contractual obligations
Long term debt	$632,766	$—	$227,000	$405,766	$—
Capital lease obligations	51,349	16,402	26,796	5,239	2,912
Operating lease obligations	858,499	125,927	212,043	164,626	355,903

Total contractual obligations	$1,542,614	$142,329	$465,839	$575,631	$358,815

          Our commercial commitments consist of standby letters of credit totaling approximately $7.6 million, of which $1.3 million expires in 2002 and $6.3 million expires in 2004.

Store Closures

          On an on-going basis, store locations are reviewed and analyzed based on several factors including market saturation, store profitability, and store size and format. In addition, we analyze sales trends and geographical and competitive factors to determine the viability and future profitability of our store locations. If a store location does not meet our required projections, it is identified for closure. As a result of our acquisitions over the last several years, we have closed numerous locations as a result of store overlap with previously existing store locations. To the extent possible, we negotiate with the landlord to cancel the lease or we sublease the store to a third party to reduce our future exposure.

          We provide an allowance for estimated costs to be incurred in connection with store closures. The allowance for store closing costs primarily consists of three components: (1) future rents to be paid over the remaining terms of the lease agreements for the stores (net of estimated probable sublease recoveries); (2) lease commissions associated with the anticipated store subleases; and (3) occupancy expenses associated with the closed store vacancy periods. Such costs are recognized when a store is specifically identified, costs can be estimated and closure is planned to be completed within the next twelve months. No provision is made for employee termination costs. For stores to be relocated, such costs are recognized when an agreement for the new location has been reached with a landlord and site plans meet preliminary municipal approvals. During the period that they remain open for business, the rent and other operating expenses for the stores to be closed continue to be reflected in our normal operating expenses. The actual costs of relocating a store, such as transporting of inventories, are considered a normal operating expense and are not included in the store closing reserve.

          As of May 5, 2002, we had a total of 242 store locations and service centers included in the allowance for store closing costs. Of this total, 68 locations were vacant, 170 locations were subleased and 4 locations were identified for closure but remained open as of May 5, 2002. Future rents will be incurred through the expiration of the non-cancelable leases, the longest of which runs through March 2018. During fiscal 2002, we expect cash outflows related to these store locations of approximately $7.0 million for rent on vacant stores, related occupancy expenses, leasing commissions and net shortfalls on cash rents from subleased locations.

          Activity in the provision for store closings and the related store closing costs for the three fiscal years ended February 3, 2002 and the thirteen weeks ended May 5, 2002, including the PEP, is as follows (in thousands):

	Fiscal year			Thirteen weeks
				ended
	1999	2000	2001	May 5, 2002

				(Unaudited)
Balance, beginning of year	$2,670	$4,802	$1,552	$6,771
Store closing costs:
Store closing costs, gross	5,252	6,101	7,530	300
Adjustments to prior plans	(387)	(41)	(1,536)	—
Revisions in estimates	35	—	8,638	—

Store closing costs, net	4,900	6,060	14,632	300
Purchase accounting adjustments:
Big Wheel/Rossi	98	—	—	—
Al’s and Grand Auto Supply	4,080	2,744	—	—

Total purchase accounting adjustments	4,178	2,744	—	—
Payments:
Rent expense, net of sublease recoveries	(3,518)	(6,570)	(6,051)	(1,384)
Occupancy and other expenses	(3,150)	(4,846)	(2,839)	(724)
Sublease commissions and buyouts	(278)	(638)	(523)	(142)

Total payments	(6,946)	(12,054)	(9,413)	(2,250)

Balance, end of year	$4,802	$1,552	$6,771	$4,821

          During fiscal 1999, we recorded the following significant charges relating to the identification of 87 stores for closure: (1) gross store closing costs of $5.3 million ($2.5 million of which relates to a 1999 closure plan for our own stores that overlapped with the acquired AGA stores); (2) an adjustment to prior plans of $0.4 million ($0.2 million for plan year 1998 and $0.2 million for plan year 1997) relating to costs for store closures that were accrued in previously established plans but withdrawn from our allowance due to subsequent improvements in the underlying economics of the store’s performance or (in the case of store relocation) because we were unable to secure a previously identified site upon acceptable lease terms;

and (3) purchase accounting adjustments of $4.2 million relating to a 1999 closure plan of certain acquired AGA and Big Wheel stores.

          During fiscal 2000, we recorded the following significant charges: (1) gross store closing costs of $6.1 million relating to the identification of 24 stores for closure ($3.7 million of which relates to a 1999 closure plan for our own stores that overlapped with the acquired AGA stores); and (2) purchase accounting adjustments of $2.7 million relating to a 1999 closure plan of certain acquired AGA stores.

          During fiscal 2001, we recorded the following charges: (1) gross store closing costs of $7.5 million ($6.8 million from the PEP) relating to the identification of 46 stores for closure; (2) an adjustment to prior plans of $1.5 million due to two stores previously identified for closure under our PEP that were subsequently removed as they are currently under contract for sale; and (3) revisions in estimates of $8.6 million ($1.3 million for plan year 2000, $0.8 million for plan year 1999 and $6.5 million for plan years prior to 1999) relating to existing closed stores that have had longer than anticipated vacancy periods as a result of the economic slowdown.

          During the first quarter of fiscal 2002, we recorded gross store closing costs of $0.3 million relating to 4 stores identified for closure.

          On a store count basis, activity and the remaining number of stores to be closed are summarized as follows:

	Number of Stores to be Closed

	Beginning	Stores	Plan	Stores	Balance to
Store Count by Fiscal Year	Balance	Added	Amendments	Closed	be Closed

1999	29	87	(11)	(77)	28
2000	28	24	(1)	(42)	9
2001	9	46	(2)	(46)	7
2002 (through May 5, 2002)	7	4	—	(7)	4

          At May 5, 2002, there were 4 stores remaining to be closed under our store closing plans, comprised of the following:

	Stores in	Plan	Stores	Balance to
Store Count by Fiscal Year of Accrual	Closing Plan	Amendments	Closed	Be Closed

1999	87	(2)	(84)	1
2000	24	—	(24)	—
2001	46	(2)	(43)	1
2002 (through May 5, 2002)	4	—	(2)	2

				4

Sale of Stores

          During the second quarter of fiscal 2002, we sold 13 stores in Texas. The stores were sold as they were in relatively remote locations that did not permit warehousing and distribution efficiencies. This transaction resulted in net cash proceeds of approximately $4.2 million. We have not yet determined the impact of this transaction on our results of operations for the second quarter of fiscal 2002.

Critical Accounting Matters

Vendor Rebate Programs

          We enter into agreements with our vendors for allowance and rebate programs. Amounts earned are either tied to a contract period or recognized over the course of the fiscal year, or tied to purchase volumes and recognized as inventory is sold. Sliding scale rebates are often based on estimated purchase levels and collection is often completed over extended time periods, usually a fiscal quarter, but sometimes up to one year. In exchange for rebates, we provide cooperative advertising and other marketing related services to vendors. On an on-going basis, we record allowances and monitor vendor relationships.

Inventories

          Inventories are valued at the lower of cost or market, cost being determined utilizing the last-in, first-out (LIFO) method. The carrying value of the inventory exceeds the current replacement cost primarily as a result of the application of the LIFO inventory method of accounting. Our costs of acquiring inventories through normal purchasing activities have been decreasing in recent years as our increased size has enabled us to take advantage of volume discounts and lower product acquisition costs.

          On a quarterly basis, we perform an analysis of the net realizable value of inventory, after consideration of expected disposal costs and normal profit margins, to determine if the LIFO carrying value of the inventory is impaired. Should an impairment be indicated, the carrying value of the inventory would be reduced. Although the net realizable value of our inventory has historically exceeded its carrying amount, the net realizable value approximated the carrying amount of inventories at May 5, 2002. This was a result of our program to increase promotional pricing (temporarily reducing selling prices of our products) in order to attract former and new customers, resulting in the lowering of gross profit margins in the first quarter of fiscal 2002. We plan less promotional activity throughout the remainder of fiscal 2002. Accordingly, we expect the net realizable value of our inventories to be higher than carrying values at the end of fiscal 2002. Should management be unable to increase gross profit margins as planned, an impairment of the carrying amount of inventories could result.

          Periodic cycle counts are conducted at all store locations and warehouses and a complete physical count is conducted annually. A provision for shrink, based on a percentage of net sales, is recorded every month and is adjusted based upon the actual physical count results. Our actual shrink expense has averaged approximately 1.7% of normalized net sales over the last three years.

Deferred Tax Asset

          We have recorded deferred tax assets of approximately $24.0 million as of February 3, 2002, reflecting the benefit of federal and state tax loss carryforwards approximating $65.2 million and $37.5 million, which begin to expire in 2014 and 2007, respectively. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Utilization of certain of the net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. Accordingly, we believe that no valuation allowance is required for deferred tax assets in excess of deferred tax liabilities. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Legal Matters

          We currently and from time to time are involved in other litigation incidental to the conduct of our business. The damages claimed in some of this litigation are substantial. Based on an internal review, we accrue reserves using our best estimate of our probable and reasonably estimable contingent liabilities. We do not believe that any of these legal claims, individually or in the aggregate, will have a material adverse effect upon our consolidated financial position, results of operations or cash flows. However, if our estimates related to these contingent liabilities are incorrect, the future results of operations for any particular fiscal quarter or year could be materially adversely affected.

Store Closing Costs

          If a store location does not meet our required standards, it is designated for closure. We provide an allowance for estimated costs and losses to be incurred in connection with store closures. We establish this allowance based on an assessment of market conditions for rents, and include assumptions for vacancy periods and sublease rentals. In 2001, we were required to make adjustments to the allowance because actual market conditions were different than the assumptions we made at the time we established the allowance. We may be required to make further adjustments in future periods.

Make-Whole Warrants

          We account for the Make-Whole Warrants (discussed below in “Description of Capital Stock: Make-Whole Warrants”) as contingent beneficial conversion features in accordance with EITF 00-27 “Application of Issue 98-5 to Certain Convertible Instruments.” Once the contingency becomes probable, we would record a liability and a charge to interest expense for the additional shares to be issued and adjust this amount, if necessary, each reporting period.

Recent Accounting Pronouncements

          In June 2001, the Financial Accounting Standards Board (FASB or the “Board”) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 141 supersedes Accounting Principles Board Opinion (“APB”) No. 16, Business Combinations. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) generally require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 we reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142: (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

          SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of that fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

          We adopted the provisions of SFAS 142 on February 4, 2002. As of the end of the first quarter of fiscal 2002, we were still in the process of completing our initial goodwill impairment test. We expect to complete that first step of the goodwill impairment test before the end of the second quarter of fiscal 2002. Any impairment charge that results from this test will be recorded as a cumulative effect of a change in accounting principle in the Company’s statements of operations for fiscal year 2002 and would be a non-cash and non-operating charge. Because of the complexity involved in adopting certain provisions of SFAS 142, it is not practicable to reasonably estimate the impact of adopting these statements on the Company’s financial statements at this time, including whether any transitional impairment losses, which could be material, will be required to be recognized.

          SFAS 142 requires the presentation of net income and related earnings per share data adjusted for the effect of goodwill amortization. The following table provides adjusted net income and earnings per share data for the thirteen weeks ended May 6, 2001 and May 5, 2002, to illustrate the impact of goodwill amortization on the results of the prior year period (in thousands except per share amounts).

	Thirteen Weeks
	Ended

	May 6,	May 5,
	2001	2002

Reported net income	$2,253	$3,380
Add: goodwill amortization, net of tax	782	—

Adjusted net income	$3,035	$3,380

Basic earnings per share:
Earnings per share as reported	$0.08	$0.10
Goodwill amortization, net of tax	0.03	—

Adjusted earnings per share	$0.11	$0.10

Diluted earnings per share:
Earnings per share as reported	$0.08	$0.10
Goodwill amortization, net of tax	0.03	—

Adjusted earnings per share	$0.11	$0.10

          Our intangible assets, excluding goodwill, consist of favorable leasehold interests. As such, SFAS 142 did not impact the useful lives assigned to these intangible assets. Accumulated amortization as of May 5, 2002 and February 3, 2002 was $10.2 million and $9.7 million, respectively. Estimated amortization expense relating to leasehold interests for future periods is listed below (in thousands):

Fiscal 2002	$1,663
Fiscal 2003	1,643
Fiscal 2004	1,369
Fiscal 2005	1,264
Fiscal 2006	1,185

Total	$7,124

          The changes in intangible assets, including goodwill, for the first quarter of fiscal 2002 are as follows ($ in thousands):

	Carrying				Carrying
	value as of				value as of
	February 3,				May 5,
	2002	Amortization	Adjustments		2002

Amortized intangible assets:
Leasehold interests, net	$16,581	$ (431)	$ (40	)(a)	$16,110
Unamortized intangible assets:
Goodwill	126,846	—	223	(b)	127,069

Total intangible assets	$143,427	$ (431)	$ 183		$143,179

(a)	Represents write-offs for stores identified for closure.

(b)	Represents a contingent payment made for a store acquisition consummated during fiscal 2000.

          In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 replaces certain previously issued accounting guidance, develops a single accounting model for long-lived assets, and broadens the framework previously established for assets to be disposed of by sale (whether previously held or newly acquired). We adopted SFAS No. 144 as of the beginning of fiscal 2002. The adoption of this standard did not have a material effect on our financial position, results of operations or cash flows.

Seasonality

          Our business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August (overlapping our second and third fiscal quarters). In addition, our business is affected by weather conditions. While unusually severe or inclement weather tends to reduce sales, as our customers are more likely to defer elective maintenance during such periods, extremely hot and cold temperatures tend to enhance sales by causing auto parts to fail and sales of seasonal products to increase.

Inflation

          We do not believe our operations have been materially affected by inflation. We believe that we will be able to mitigate the effects of future merchandise cost increases principally through economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

BUSINESS

          We are the largest specialty retailer of automotive parts and accessories in the Western United States and the third largest retailer in the United States, based on store count. We have the number one market position in 25 of the 28 geographic markets in which we operate, based on store count. Our stores offer a broad selection of brand name and generic automotive products for domestic and imported cars and light trucks, including new and remanufactured automotive replacement parts, maintenance items and accessories. As of February 3, 2002, we operated 1,130 stores in 19 states under one fully integrated operating format and three brand names:

•	Checker Auto Parts, founded in 1969, with 418 stores in the Southwestern, Rocky Mountain and Northern Plains states and Hawaii;

•	Schuck’s Auto Supply, founded in 1917, with 235 stores in the Pacific Northwest and Alaska; and

•	Kragen Auto Parts, founded in 1947, with 477 stores primarily in California.

          We serve both the do-it-yourself (DIY) and the commercial installer, or do-it-for-me (DIFM), markets. The DIY market, which is comprised of consumers who typically repair and maintain vehicles themselves, is the foundation of our business. Sales to the DIY market represented approximately 82% of our net sales for fiscal 2001. In 1994, we began targeting the DIFM market, comprised of auto repair professionals, fleet owners, governments and municipalities, to leverage our existing store base, fixed costs, inventory, and in-store personnel. As a result, sales to the DIFM market have increased from approximately 11% of our net sales for fiscal 1996 to approximately 18% of our net sales for fiscal 2001.

          The members of our senior management team average over 27 years of retail experience. We believe the team’s experience has enabled us to generate strong sales growth by completing and integrating several strategic acquisitions, consistently achieving positive comparable store sales over the last five years and expanding our commercial business. From fiscal 1996 through fiscal 2001, we achieved:

•	store growth from 580 to 1,130 stores at year-end;

•	positive comparable store sales growth in each fiscal year during this period;

•	net sales growth from $793.1 million to approximately $1.44 billion, at a compound annual growth rate of 12.7%; and

•	growth in adjusted EBITDA from $50.5 million to $131.0 million, at a compound annual growth rate of 21.0%.

          In the first quarter of fiscal 2002, we reported comparable store sales growth of 7% and net sales of $375.6 million. Our net sales in the first quarter of fiscal 2002 increased 5.5% over the same period last year.

Industry

          We operate in the expanding U.S. automotive aftermarket industry, which includes replacement parts (excluding tires), accessories, maintenance items, batteries and automotive fluids for cars and light trucks (including SUVs). The industry is comprised of the $36 billion DIY market and the $62 billion DIFM market. From 1991 to 2000, the DIY market grew at a compound annual rate of 5.8% and the DIFM market grew at a 6.0% compound annual rate.

          We compete in both the DIY and DIFM categories. Our primary competitors include national and regional retail automotive parts chains, wholesalers and jobber stores, independent operators, automobile dealers, discount stores and mass merchandisers. Although the number of competitors and level of competition vary by market and there has been significant consolidation in recent years, both the DIY and DIFM markets remain highly fragmented and generally very competitive. However, as the number of automotive replacement parts has proliferated, we believe discount stores and mass merchandisers have had increasing difficulties in maintaining a broad inventory selection and providing the service levels that both DIY and DIFM customers demand. We believe this has created a strong competitive advantage for specialty automotive parts retailers, like us, that have the sophisticated information systems, the knowledgeable sales associates and the distribution capacity to make available a broad selection of products to customers on a timely basis. As a result, according to Lang Marketing Resources, a marketing research firm, specialty automotive retailers have significantly increased their market share of DIY sales from approximately 32% in 1994 to 41% in 2000, primarily by taking market share from discount stores and mass merchandisers.

          In addition, we believe the U.S. automotive aftermarket is characterized by stable demand and growth as a result of:

•	Increases in Size and Age of the Country’s Automotive Fleet. The number of vehicles in use in the U.S. has grown in every year since 1992, primarily as a result of the steady annual increases in sales of new light vehicles (which include cars and light trucks). In addition, the average age of vehicles in use has continued to increase. From 1991 to 2000, the average age of cars in use grew from 7.9 years to 9.1 years, while the average age of light trucks in use increased from 8.1 years to 8.4 years over the same period. In the Western United States, where we operate, the average age of domestic cars in use was 10.8 years in 2000 according to Lang Marketing Resources.

•	Percentage of the Total Light Vehicle Fleet Represented by Light Trucks. The growth of light trucks (which include SUVs) in use has significantly surpassed the growth of cars in use in the U.S. over the last ten years. From 1991 to 2000, light trucks in use grew at a compound annual growth rate of 4.5%, while cars in use grew at a compound annual growth rate of only 0.4% over the same period. As a result, the percentage of the total light vehicle fleet represented by light trucks has increased from 29.7% in 1991 to 37.8% in 2000. This trend benefits the automotive aftermarket industry as light trucks typically require more expensive maintenance and replacement parts than cars. According to Lang Marketing Resources, in 2000, each light truck generated an average of $480 of aftermarket product purchases versus $325 of such purchases generated per car.

•	Number of Miles Driven Annually per Vehicle. The number of miles driven annually has steadily grown from 1991 to 1999 resulting in increased wear and tear on vehicles and vehicle maintenance requirements. We believe the increase in the number of licensed drivers in the U.S. has partially contributed to the increase of miles driven by vehicle.

•	Number of Cars Coming Off Warranty, Particularly Leased Vehicles. From 1996 through 2000, a total of 80.2 million new light vehicles have been sold and an additional 18.6 million light vehicles have been leased in the United States. As warranties for these vehicles expire, particularly for leased vehicles, which management believes are often under-maintained, automotive parts retailers should be well-positioned to benefit from the needs of owners to either service their own vehicles or have them professionally serviced.

Our Business Strategy

          Our business strategy includes the following:

          Capitalize on Our Leading Market Position in the Western United States. We have the number one market position in 25 of our 28 geographic markets in the Western United States, based on store count. We believe our strong position in the Western United States is particularly attractive due to the favorable DIY characteristics of these markets, including California. As a result of the warmer climate in these regions, our customers’ vehicles can be worked on year-round and tend to last longer, requiring more maintenance and replacement parts. In addition, our research indicates that we have higher brand name recognition among customers than many of our competitors in several of our key markets. We believe this leading market position gives us several competitive advantages over smaller retail chains and independent operators, including: (1) strong brand name recognition among our customers as a trusted source of automotive parts and accessories which has led to strong customer traffic and a loyal customer base, and (2) purchasing, marketing and distribution efficiencies due to our economies of scale.

          Drive Customer Traffic and Increase Comparable Store Sales. We plan to increase our comparable store sales by (1) introducing new and innovative product offerings to the automotive aftermarket on a regular basis and (2) increasing our marketing and advertising programs that are tailored to our various customer constituencies. We believe these initiatives will result in increased customer traffic from both existing and new customers, higher average sales per customer and improved store productivity.

          Increase Return on Capital. We are focused on improving our return on capital and believe we can continue to do so by (1) leveraging our significant investments in our store level information systems as well as our warehouse and distribution systems, (2) extending payment terms with our vendors, and (3) continuously reviewing our operations for cost reductions in order to increase our operating margins. In 2001, we implemented our Profitability Enhancement Program, or PEP, resulting in the planned closure of 36 unprofitable stores (33 of which had been closed as of May 5, 2002), personnel reductions at the corporate and store levels and a re-profiling of our store inventory designed to improve our inventory turns. In addition, we maintain a disciplined approach to our store operations and intend to continue to leverage our existing infrastructure to accommodate new store growth.

          Expand Our Profitable and Growing Commercial Sales Program. We believe we are well positioned to effectively service our DIFM customers through a high level of customer service, convenient locations, attractive pricing, and availability of brand name products on a timely basis. Since 1996, we have significantly increased our marketing efforts to our DIFM customers, added sales personnel dedicated to our DIFM customers, increased the breadth and depth of our product selection and expanded our distribution systems. We currently operate DIFM sales centers in 557 of our stores. From fiscal 1996 through fiscal 2001, our DIFM sales have grown at a 23.7% compound annual growth rate. As our commercial sales continue to increase, we believe we can leverage our existing store network and current distribution infrastructure to generate higher store operating profit and increase comparable store sales.

          Provide Timely Availability of a Broad Selection of Brand Name Products. We offer one of the largest selections of aftermarket automotive products in the industry. Our stores typically offer between 13,000 and 18,000 SKUs. We have an additional 65,000 SKUs available on a same-day delivery basis to approximately 75% of our stores through our network of strategically located parts depots. In addition, using our extensive on-line vendor network, we can offer up to 250,000 additional SKUs on a same-day delivery basis to approximately 75% of our stores and up to 1,000,000 additional SKUs on a next-day delivery basis to substantially all of our stores. We believe our ability to offer high quality generic products at competitive prices along with a broad selection of national brand name products allows us to generate strong customer traffic and consumer appeal, and differentiates us from our competitors, particularly mass merchandisers.

          Focus on Customer Service. We have invested significant resources in recruiting, training and retaining high quality and knowledgeable sales associates. Our training programs and incentives encourage our sales associates to develop technical expertise, which enables them to provide high quality diagnostic support and effectively advise customers on product selection and use. In addition, we have an average of two Automotive Society of Engineers, or ASE, certified mechanics per store. As a result, our research indicates that customers rate our sales associates as “the most knowledgeable and helpful” more frequently than those of other well-known specialty retailers of automotive parts. To further satisfy our customers’ needs we also offer free testing of certain parts, “no hassle” return policies, electronically maintained warranties and a customer service call center. We believe our superior customer service strongly differentiates us from mass merchandisers and other discount stores.

          Maintain Our Competitive Pricing Philosophy. We believe we should not lose a customer because of price and therefore offer everyday low prices at each of our stores. As a result, we closely monitor our competitors’ pricing levels through our precision pricing program, which allows us to establish pricing levels at each store based upon that store’s local market competition. In addition, while our entry-level products offer excellent value by meeting standard quality requirements at low prices, our sales associates are encouraged to offer alternative products with slightly higher price points. These products typically provide extra features, improved performance, an enhanced warranty and are often national brand items. We believe this strategy has allowed us to optimize margins while maintaining price competitiveness and market share.

          Capture Efficiencies from Our Sophisticated Store-Level Information and Distribution Systems. In recent years, we have made significant investments in our store-level information systems as well as our warehouse and distribution systems. These investments have consisted of state-of-the-art inventory management systems, store-level replenishment and pricing systems as well as a fully-integrated distribution network of warehouses and strategically located parts depots. We believe this has allowed us to more effectively manage inventory at the store level and improve distribution efficiency. As a result, we have improved in-stock inventory levels and reduced delivery costs and times, ensuring availability of products for our DIY and DIFM customers on a timely basis. In addition, we believe our ability to re-profile our inventory and optimize merchandising mix in each store using our new store-level information systems has resulted in improved store productivity and increasing comparable store sales.

Store Operations

          Our stores are divided into eight geographic regions: Southwest, Rocky Mountain, Northwest, Northern Plains, Southern California, Coastal California, Los Angeles, and Northern California. Each region is administered by a regional manager, each of whom oversees seven to eleven district managers. Each of our district managers has responsibility for between 8 and 19 stores.

          The table below sets forth, as of February 3, 2002, the geographic distribution of our stores and the trade names under which they operated.

	Checker	Schuck’s	Kragen	Company
	Auto Parts	Auto Supply	Auto Parts	Totals

California	1	2	463	466
Washington	—	150	—	150
Arizona	97	—	—	97
Colorado	67	—	—	67
Minnesota	61	—	—	61
Oregon	—	48	—	48
Wisconsin	33	—	—	33
Utah	38	—	—	38
Nevada	18	—	14	32
Idaho	7	24	—	31
New Mexico	29	—	—	29
Texas	27	—	—	27
Alaska	—	11	—	11
Montana	10	—	—	10
Wyoming	10	—	—	10
North Dakota	7	—	—	7
Hawaii	8	—	—	8
South Dakota	4	—	—	4
Michigan	1	—	—	1

Total	418	235	477	1,130

          Our stores are generally open seven days a week, with hours from 8:00 a.m. to 9:00 p.m. (9:00 a.m. to 6:00 p.m. on Sundays). The average store employs approximately 10 to 20 employees, including a store manager, two assistant store managers and a staff of full-time and part-time employees.

Store Formats

          Approximately 63% of our stores are freestanding, with the balance principally located within strip shopping centers. The stores, which range in size from 2,600 to 24,000 square feet, average approximately 7,290 square feet in size and offer a store specific mix of between 13,000 and 18,000 SKUs.

          We have three prototype store designs which are 6,000, 7,000 and 8,000 square feet in size. The store size for a new location is selected based upon sales volume expectations determined through demographics and the detailed market analysis that we prepare as part of our site selection process. The following table categorizes our stores by size, as of February 3, 2002:

Number
Store Size	of Stores

10,000 sq. ft. or greater	109
8,000–9,999 sq. ft.	211
6,000–7,999 sq. ft.	535
5,000–5,999 sq. ft.	193
Less than 5,000 sq. ft.	82

1,130

          Approximately 85% to 90% of each store’s square footage is selling space, of which approximately 40% to 50% is dedicated to automotive replacement parts inventory. The replacement parts inventory area is staffed with knowledgeable parts personnel and is equipped with our electronic parts catalog. The remaining selling space contains gondolas for accessories and maintenance items, including oil and air filters, additives, waxes and other items, together with specifically designed shelving for batteries and, in many stores, oil products.

Store Growth

          Our store growth is focused on our existing or contiguous markets and includes:

•	opening new stores;

•	relocating smaller stores to larger stores at better locations; and

•	expanding selected stores.

          Our market strategy group, which is a part of our real estate department, utilizes a sophisticated, market-based approach that identifies and analyzes potential store locations based on detailed demographic and competitive studies. These demographic and competitive studies include analysis of population density, growth patterns, age, per capita income, vehicle traffic counts and the number and type of existing automotive-related facilities, such as automotive parts stores and other competitors within a pre-determined radius of the potential new location. These potential locations are compared to our existing locations to determine opportunities for opening new stores and relocating or expanding existing stores.

          The following table sets forth our store development activities during the periods indicated:

	Fiscal Year

				2002 (through
	1999	2000	2001	May 5, 2002)

Beginning stores	807	1,120	1,152	1,130
New stores	84	37	10	1
Relocated stores	26	14	13	—
Acquired stores	280	23	—	—
Closed stores (including relocated stores)	(77)	(42)	(45)	(7)

Ending stores	1,120	1,152	1,130	1,124

Expanded stores	9	9	2	1
Total new, relocated and expanded stores	119	60	25	2

          We opened, relocated, or expanded 25 stores in fiscal 2001 as compared to 60 stores in fiscal 2000. We expect to open, relocate or expand approximately 25 stores in fiscal 2002.

Store Merchandising

          Our store merchandising program, which classifies our product mix into 120 separate categories, is designed to determine the optimal inventory mix at each individual store based on that store’s historical sales. We believe that we can improve store sales, gross profit margin and inventory turnover by tailoring individual store inventory mix based on historical sales patterns for each of the 120 product categories. As part of our Profitability Enhancement Program, we completed a comprehensive review of slower-selling items that meet neither current return criteria nor our objective for inventory turns. This review has resulted in a plan to eliminate certain merchandise, and to transfer certain goods to stores that are turning them satisfactorily.

Purchasing

          Merchandise is selected from over 300 suppliers and purchased for all stores by personnel at our corporate headquarters in Phoenix, Arizona. No one class of product and no single supplier accounted for 10% or more of our purchases in fiscal 2001.

          Our stores offer products with nationally recognized, well-advertised brand names, such as Armor All, Autolite, AC Delco, Castrol, Dayco, Exide, Fel Pro, Fram, Havoline, Mobil, Monroe, Pennzoil, Prestone, Quaker State, RayBestos, Stant, Sylvania, Turtle Wax and Valvoline. In addition to brand name products, our stores carry a wide variety of high quality generic products. Because most of our generic products are produced by nationally recognized manufacturers that produce similar brand name products that enjoy a high degree of consumer acceptance, we believe that our generic products are of a quality that is comparable to such brand name products.

          Our inventory management systems include the E-3 Trim Buying System, which provides inventory movement forecasting based upon history, trend and seasonality. Combined with service level goals, vendor lead times and cost of inventory assumptions, the E-3 Trim Buying System determines the timing and size of purchase orders. Approximately 90% of the dollar value of transactions are sent via electronic data interchange, with the remainder being sent by a computer facsimile interface. Our store replenishment system generates orders based upon store on-hand and store model stock. This includes an automatic model stock adjustment system utilizing historical sales, seasonality and store presentation requirements. We also can allocate seasonal and promotional merchandise based upon a store’s history of prior promotional and seasonal sales.

Commercial Sales Program

          In addition to our primary focus on serving the do-it-yourself consumer, we have significantly increased our marketing efforts to the commercial customer in the automotive replacement parts market. The commercial market constitutes in excess of 60% of the annual sales in the automotive aftermarket and is currently growing at a faster rate than the do-it-yourself market. Our commercial sales program, which is intended to facilitate penetration of this market, is targeted to professional mechanics, auto repair shops, auto dealers, fleet owners, mass and general merchandisers with auto repair facilities and other commercial repair outlets located near our stores.

          We have made a significant commitment to this portion of our business and upgraded the information systems capabilities available to the commercial sales group. In addition, we employ one district sales manager for approximately every five stores that have a commercial sales center. A district sales manager is responsible for servicing existing commercial accounts and developing new commercial accounts. In addition, at a minimum, each commercial sales center has a dedicated in-store salesperson, driver and delivery vehicle.

          We believe we are well positioned to effectively and profitably service commercial customers, who typically require a higher level of customer service and broad product availability. The commercial market has traditionally been serviced primarily by jobbers. Recently, however, automotive specialty retailing chains, such as our company, have entered the commercial market. The chains typically have multiple locations in given market areas and maintain a broad inventory selection. We believe we have significant competitive advantages in servicing the commercial market because of our experienced sales associates, conveniently located stores, attractive pricing and ability to consistently deliver a broad product offering with an emphasis on national brand names.

          As of May 5, 2002, we operated commercial service centers in 557 of our stores. Our sales to commercial accounts (including sales by stores without commercial service centers) increased 3.9% to $259.1 million in fiscal 2001 from $249.3 million in fiscal 2000. Fiscal 2001 has 52 weeks while fiscal 2000 had 53 weeks. On a comparable store basis and excluding the 53rd week in fiscal 2000, commercial sales increased 10% in fiscal 2001 over fiscal 2000.

Advertising

          We support our marketing and merchandising strategy primarily through print advertising, in-store promotional displays and radio and television advertising. The print advertising consists of monthly color circulars that are produced by our in-house advertising department and that contain redeemable coupons. We also advertise on radio, television and billboards primarily to reinforce our image and name recognition. Television advertising is targeted to sports programming and radio advertising is primarily aired during commuting hours. Advertising efforts include Spanish language television and radio as well as bilingual store signage. In-store signs and displays are used to promote products, identify departments, and to announce store specials. We also sponsor two National Hot Rod Association Funny Cars and have been designated the “Official Auto Parts Store of the NHRA.” Finally, we have the following web sites on the Internet:

•	http://www.cskauto.com;

•	http://www.checkerauto.com;

•	http://www.schucks.com;

•	http://www.kragen.com;

•	http://www.identifix.com; and

•	http://www.autoshop-online.com.

Warehouse and Distribution

          We currently operate three main distribution centers and four regional distribution centers. Our warehouse and distribution system utilizes bar coding, radio frequency scanners and sophisticated conveyor and put-to-light systems. We instituted engineered labor standards and incentive programs in each of our distribution centers which have contributed to improved labor productivity. Each store is currently serviced by one of our three main distribution centers, with the regional distribution centers handling bulk materials, such as oil. All of our merchandise is shipped by vendors to our distribution centers, with the exception of batteries, which are shipped directly to stores by the vendor. We have sufficient warehouse and distribution capacity to meet the requirements of our growth plans for the foreseeable future.

          The following table sets forth certain information relating to our three main distribution centers as of February 3, 2002:

		Size	Number of
Distribution Center	Area Served	(Sq. Ft.)	Stores Served

Phoenix, AZ	Arizona, Colorado, Idaho,
	Nevada, New Mexico, California,
	Texas, Utah	273,520	502
Dixon, CA	California, Nevada, Washington,
	Oregon, Idaho, Montana, Wyoming,
	Alaska, Hawaii	325,500	523
Mendota Heights, MN	Minnesota, North Dakota, South
	Dakota, Wisconsin, Michigan	125,000	105

		724,020	1,130

          Subject to time period and other restrictions, we have the ability to expand the Phoenix distribution center by approximately 80,000 square feet and the Dixon distribution center by 160,000 square feet should the need arise.

          The following table sets forth certain information concerning our principal facilities:

		Square	Nature of
Primary Use	Location	Footage	Occupancy

Corporate office	Phoenix, AZ	114,691	Leased (1)
Distribution center	Dixon, CA	325,500	Leased
Distribution center	Phoenix, AZ	273,520	Leased
Office, warehouse and distribution center	Mendota Heights, MN	125,000	Leased
Regional distribution center	Auburn, WA	160,087	Leased
Regional distribution center	Denver, CO	36,270	Leased
Regional distribution center	Salt Lake, UT	60,000	Leased
Regional distribution center	Commerce, CA	75,000	Leased

(1)	This facility is owned by Missouri Falls Partners, an affiliate of The Carmel Trust (“Carmel”), a trust governed under the laws of Canada. Carmel is an affiliate of ours, and members of the Carmel Group (including Carmel) are selling stockholders in this offering.

          At February 3, 2002, all but two of our operating stores were leased. The expiration dates (including renewal options) of the store leases are summarized as follows:

Years	Number of Stores

2002–2003	25
2004–2006	53
2007–2010	106
2011–2020	425
2021–2030	463
2031–thereafter	56

1,128

Diagnostic & Maintenance Repair Services

          Through our subsidiary, Automotive Information Systems, Inc., we provide diagnostic vehicle repair information to automotive technicians, automotive replacement parts manufacturers, automotive test equipment manufacturers, and to DIY consumers. This allows us to provide our DIY, DIFM, and Internet customers with high quality diagnostic information in order to assist them with correctly identifying problems and efficiently obtaining the parts they need.

          Automotive Information Systems was founded in 1987 and markets its products and services under the brand name IDENTIFIX. These products and services include:

•	technical hotlines serving more than 15,000 automotive shops;

•	the RepairTrac Service Bulletin;

•	on-line diagrams containing over 50,000 wiring diagrams;

•	consulting services to automotive manufacturers; and

•	consumer services provided through our worldwide web sites.

          Automotive Information Systems has evolved into one of the leading sources of knowledge about where and how vehicles break, and how to correctly repair those vehicles. This extensive automotive knowledge comes from: (1) more than 250,000 calls received annually from technicians seeking diagnostic assistance for vehicle repair; (2) our staff of over 30 Master Technicians; and (3) a comprehensive on-site library of factory vehicle service information.

          In Automotive Information Systems’ 14 years of operation, it has developed a customer base of more than 15,000 repair shops by providing efficient and accurate information resources for automotive diagnostics and repair. We are committed to supporting Automotive Information Systems’ existing customer base while developing new ways to deliver information to its customers.

Associates

          As of May 5, 2002, we employed approximately 8,400 full-time associates and approximately 5,200 part-time associates. Approximately 87% of our personnel are employed in store level operations, 8% in distribution and 5% in our corporate headquarters, including our call center and priority parts operation.

          We have never experienced any material labor disruption and believe that our labor relations are good. Except for approximately 580 associates located at approximately 56 stores in the Northern California market, who have been represented by a union for many years, none of our personnel are represented by a labor union.

          CSK Tech, our sales associate development program, is dedicated to the continuous education of store associates through structured on-the-job training and formal classroom instruction. The curriculum focuses on four areas of the associate’s development:

•	customer service skills;

•	basic automotive systems;

•	advanced automotive systems; and

•	management development.

          Much of the training is delivered through formal classes in training centers that are fully equipped with the same systems as are in our stores. We believe that our training programs enable sales associates to provide a high level of service to a wide variety of customers ranging from less knowledgeable do-it-yourself consumers to more sophisticated purchasers requiring diagnostic advice. We also provide continuing training programs for store managers and district managers designed to assist them in increasing store-level efficiency and improving their potential for promotion. In addition, we require periodic meetings of district and store managers to facilitate and enhance communications within our organization. Many of our current associates have passed the ASE-P2 test, a nationally recognized certification for auto parts technicians.

Competition

          We compete in both the DIY and DIFM markets of the automotive aftermarket industry, which is highly fragmented and generally very competitive. We compete primarily with national and regional retail automotive parts chains (such as AutoZone, Inc. and The Pep Boys — Manny, Moe and Jack, Inc.), wholesalers or jobber stores (some of which are associated with national automotive parts distributors or associations, such as NAPA), automobile dealers, and discount stores and mass merchandisers that carry automotive replacement parts, maintenance items and accessories (such as Wal-Mart Stores, Inc.). As the largest specialty retailer of automotive parts and accessories in the Western United States, based on store count, we believe we have certain competitive advantages over smaller retail chains and independent operators. These advantages include: (1) our brand name recognition as a trusted source of automotive parts and accessories, (2) our ability to make available a broad selection of products on a timely basis, (3) purchasing, marketing and distribution efficiencies due to economies of scale, and (4) our advanced store level information and distribution systems, which are the result of our significant investments in recent years. We also believe that we enjoy a competitive advantage over mass merchandisers due to our focus on automotive parts and accessories and our knowledgeable sales associates.

          The principal competitive factors that affect our business are store location, customer service, product selection, availability, quality and price. While we believe that we compete effectively in our various markets, certain competitors are larger in terms of number of stores and sales volume, have greater financial and management resources and have been operating longer in certain geographic areas.

Tradenames, Service Marks and Trademarks

          We have the right to exclusively use the tradename “Checker” nationwide in connection with the automotive parts retailing business pursuant to a settlement and use agreement with the owner of the federal registration for such trademark. We own and have registered the service mark “Schuck’s” with the United States Patent and Trademark Office for use in connection with the automotive parts retailing business. We expect to file a renewal for this mark prior to June 30, 2005, based on its current expiration date. We have common law rights to use the tradename “Kragen” in connection with the automotive parts retailing business. In addition, we own and have registered numerous trademarks with respect to many of our private label products and advertising and marketing strategies. We believe that our various tradenames, service marks and trademarks are important to our merchandising strategy, but that our business is not otherwise dependent on any particular service mark, tradename or trademark. There are no infringing uses known by us that materially affect the use of such marks.

Litigation

          We were served on March 8, 2000 with a complaint filed in Federal Court in the Eastern District of New York by the Coalition for a Level Playing Field, O.K. and, based on the current amended complaint, 255 individual auto parts dealers alleging that we and seven other auto parts dealers (AutoZone, Inc., Wal-Mart Stores, Inc., Advance Stores Company, Inc., Discount Auto, Inc., The Pep Boys — Manny, Moe and Jack, Inc., O’Reilly Automotive, Inc., and Keystone Automotive Operations, Inc.) violated the Robinson-Patman Act. Only 15 of the individual plaintiffs asserted claims against us. In May 2002, we reached a tentative settlement with all of the plaintiffs that includes the payment of nominal consideration by the Company. The attorneys for the Company and the plaintiffs have filed with the Court a Stipulation and Order for the dismissal with prejudice of all claims by all plaintiffs against the Company.

          During the second quarter of fiscal 2001, we recorded a $2.0 million charge for the settlement of certain other legal claims.

          We currently and from time to time are involved in other litigation incidental to the conduct of our business. The damages claimed in some of this litigation are substantial. Although the amount of liability that may result from these matters cannot be ascertained, we do not currently believe that, in the aggregate, they will result in liabilities material to our consolidated financial position, results of operations or cash flows.

Environmental Matters

          We are subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those governing the handling, storage and disposal of hazardous substances, the recycling of batteries and used lubricants, and the ownership and operation of real property. For example, under environmental laws, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous substances in soil or groundwater. Such laws often impose joint and several liability and liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.

          At some of our acquired locations, automobiles are serviced in automotive service facilities that we sublease to third parties. As of the end of the first quarter of fiscal 2001, we had exited our service center operations through closure or sublease of such facilities. As a result of investigations undertaken in connection with such acquisitions, we are aware that soil or groundwater may be contaminated at some of these properties. Although there can be no assurance, based on current information and, in some cases, indemnities we obtained from the former operators of these facilities, we believe that any such contamination will not have a material adverse effect on us.

          As part of our operations, we handle hazardous materials in the ordinary course of business and our customers may bring hazardous materials onto our property in connection with, for example, our oil recycling program. We currently provide a recycling program for batteries and for the collection of used lubricants at certain of our stores as a service to our customers pursuant to agreements with third-party vendors. The batteries and used lubricants are collected by our associates, deposited into vendor-supplied containers/pallets and then disposed of by the third-party vendors. In general, our agreements with such vendors contain provisions that are designed to limit our potential liability under applicable environmental regulations for any damage or contamination that may be caused by the batteries and lubricants to off-site properties (including as a result of waste disposal) and to our properties, when caused by the vendor.

          We do not believe that compliance with environmental laws and regulations has had a material impact on our operations to date, but there can be no assurance that future compliance with such laws and regulations will not have a material adverse effect on us.

MANAGEMENT

          The following table sets forth the name, age as of June 3, 2002, and position of CSK Auto Inc.’s executive officers and the members of our board of directors. Below the table appears a brief account of each executive officer’s or director’s business experience. Our directors are directors of both CSK Auto Corporation and CSK Auto, Inc.

Name	Age	Position

Maynard Jenkins	59	Chairman, Chief Executive Officer and Director
Martin Fraser	47	President and Chief Operating Officer
Dale Ward	52	Executive Vice President — Commercial Operations
Larry Buresh	58	Senior Vice President and Chief Information Officer
Lon Novatt	41	Senior Vice President, Chief Administrative Officer, General Counsel and Secretary
Hal Smith	51	Senior Vice President — Merchandising and Marketing
Don Watson	46	Senior Vice President, Chief Financial Officer and Treasurer
Larry Ellis	47	Senior Vice President — Logistics
James G. Bazlen	52	Director
James O. Egan	53	Director
Morton Godlas	79	Director
Terilyn A. Henderson	45	Director
Charles K. Marquis	59	Director
Simon Moore	34	Director
Frederick Johnson Rowan II	62	Director
Robert Smith	64	Director
Christopher J. Stadler	37	Director
Jules Trump	58	Director
Eddie Trump	56	Director
Savio W. Tung	51	Director

          Maynard Jenkins became our Chairman of the Board and Chief Executive Officer in January 1997. Prior to joining us, Mr. Jenkins served for ten years as President and Chief Executive Officer of Orchard Supply Hardware, a specialty retailer with 65 stores in California, which was acquired by Sears, Roebuck & Co. Mr. Jenkins’ 37 years of retail management experience also includes two years as President and Chief Operating Officer of Pay ’N’ Save and 15 years at Gemco where, among other positions, he was Vice President and General Merchandise Manager.

          Martin Fraser became our President and Chief Operating Officer in April 2000. Prior to this assignment, Mr. Fraser served as Executive Vice President — Merchandising, Distribution and Commercial. Mr. Fraser began his career with us 24 years ago and has served us in several executive positions including Sr. Vice President — Merchandising, Transportation, Replenishment, and Marketing.

          Dale Ward became our Executive Vice President — Commercial Operations in October, 2001, following service as Senior Vice President — Store Operations since March 1997. Prior to that, Mr. Ward served as Executive Vice President and Chief Operating Officer of Orchard Supply Hardware since April 1996. Mr. Ward served as President and Chief Executive Officer of F&M Super Drug Stores, Inc., a drugstore chain, from 1994 to 1995. He also served as President and Chief Executive Officer of Ben Franklin Stores, Inc., a variety and craft store chain, from 1988 to 1993 and as Chairman of Ben Franklin Crafts Inc., a craft store chain, from 1991 to 1993.

          Larry Buresh became our Senior Vice President and Chief Information Officer in November 1998. Prior to that, Mr. Buresh was Vice President and Chief Information Officer of Chief Auto Parts, Inc. from 1995 to November 1998. From 1994 to 1995, Mr. Buresh was Senior Director of Central Information Services for Sears, Roebuck & Co. From 1986 to 1994, Mr. Buresh was Vice President and Chief Information Officer of Frank’s Nursery & Crafts, Inc. Prior to that, Mr. Buresh was Vice President of Management Information Services for Ben Franklin Stores Company.

          Larry Ellis became our Senior Vice President — Logistics in April 2002. Prior to that, Mr. Ellis served as Vice President — Distribution, Transportation, Priority Parts and Replenishment. Mr. Ellis began his career with the Company twenty-six years ago and has served the Company in several middle and senior management positions.

          Lon Novatt became our Senior Vice President, Chief Administrative Officer, General Counsel and Secretary in April 2002. Prior to that, Mr. Novatt served as Senior Vice President — Real Estate, General Counsel and Secretary since June 1997. Prior to that, Mr. Novatt was our Vice President — Legal, General Counsel and Secretary since December 1995. From March 1994 to November 1995, Mr. Novatt was Senior Counsel for Broadway Stores, Inc., a department store chain. From October 1985 to February 1994, Mr. Novatt was with the Los Angeles law firm of Freeman, Freeman & Smiley where he was a partner from January 1992 to February 1994.

          Hal Smith became our Senior Vice President for Merchandising and Marketing in October 2001. Prior to that, Mr. Smith served as the President and Chief Executive Officer of Home Warehouse in San Mateo, California, following his tenure as President of Bass Pro Companies from 1998 to 2000. From 1996 to 1998, Mr. Smith was a consultant and merchandising executive with The Home Depot. Mr. Smith’s nearly 30 years of retail experience, which began in 1972 with Handy Dan Corporation, included serving in the late 1980s and 1990s at both Builder’s Emporium and Ernst Home Centers as President and Chief Executive Officer.

          Don Watson became our Senior Vice President, Chief Financial Officer and Treasurer in December 1997. Prior to that, Mr. Watson had been our Vice President — Finance, Controller and Treasurer since April 1993. From June 1988 to March 1993, he was our Vice President and Controller.

          James Bazlen became one of our directors in June 1994. Mr. Bazlen served as our President and Chief Operating Officer from June 1994 until his retirement from day-to-day operations in April 2000. Prior to his June 1994 promotion to President and Chief Operating Officer, Mr. Bazlen was our Vice Chairman and Chief Financial Officer from June 1991, one of our directors from November 1989 through June 1992, and also served as Senior Vice President of The Trump Group, a private investment group, from March 1986. Prior to joining The Trump Group in 1986, Mr. Bazlen served in various executive positions with General Electric Company and GE Capital for thirteen years.

          James O. Egan originally became one of our directors in April 1999. He resigned from the board in April 2001 and was reappointed in February 2002. Mr. Egan has been an executive officer of Investcorp or one or more of its wholly-owned subsidiaries since January 1999. Prior to joining Investcorp, Mr. Egan was a partner in the accounting firm of KPMG from October 1997 to December 1998. Prior to that, Mr. Egan served as Senior Vice President and Chief Financial Officer of Riverwood International, a paperboard, packaging and machinery company from May 1996 to August 1997. Prior to that, he was a partner in the accounting firm of Coopers & Lybrand L.L.P. (now PricewaterhouseCoopers LLP). Mr. Egan is a director of Harborside Healthcare Corporation, Werner Holding Co. (PA), and Jostens.

          Morton Godlas became one of our directors in October 1998. Mr. Godlas has been a consultant to the retail industry since retiring from Lucky Stores, Inc. in 1982 as a Corporate Senior Vice President. During his tenure with Lucky Stores, the presidents of both Kragen Auto Supply and Checker Auto reported to Mr. Godlas. Prior to his service with Lucky Stores, Mr. Godlas held various executive positions with Gemco over a twelve-year period.

          Terilyn A. Henderson became one of our directors in April 2002. She was formerly a partner with McKinsey & Company, Inc. While at McKinsey, Ms. Henderson was a co-leader of the Americas

Consumer Industries practice, serving clients primarily concerning retail strategy and growth issues. Ms. Henderson has published and spoken on the particular challenges of growth for U.S. retailers. She also was a co-founder of the Global Nonprofit Practice, and led its North American Environmental sector. Ms. Henderson is a director and member of the Massachusetts Audubon Society.

          Charles K. Marquis became one of our directors in April 1999. He has been an executive of Investcorp, or one or more of its wholly-owned subsidiaries since January 1999. Prior to joining Investcorp, Mr. Marquis was a partner in the law firm of Gibson, Dunn & Crutcher LLP, our primary outside counsel. Mr. Marquis is a director of Jostens, Inc., Werner Holding Co. (PA), Inc., and Tiffany & Co., Inc.

          Simon Moore became one of our directors in February 2002. Mr. Moore has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since February 2001. Prior to joining Investcorp, Mr. Moore spent 9 years with J.P. Morgan & Co., the last 5 years as an investment officer with J.P. Morgan Capital Corporation in New York and Asia.

          Frederick Johnson Rowan II became one of our directors in February 2002. Mr. Rowan has served as Chairman, Chief Executive Officer and President of The William Carter Company since 1996. He also serves as a director of The William Carter Company. Mr. Rowan joined The William Carter Company in 1992 from H.D. Lee Company, a division of the VF Corporation, a publicly traded apparel company, where as President and Chief Executive Officer and Group Vice President of VF Corporation, he oversaw the Lee jeans and Bassett-Walker, and Jansport Divisions. He joined VF Corporation as a Corporate Vice President in 1986. Prior to that, Mr. Rowan served as a senior executive with Mast Industries, the sourcing subsidiary of The Limited. Prior to joining Mast Industries, Mr. Rowan served as President and Chief Operating Officer of Aileen Inc., a women’s apparel manufacturer. Mr. Rowan began his career with the DuPont Corporation where he held various positions during his 5 year tenure there.

          Robert Smith became one of our directors in October 1996. Mr. Smith is a Protector of The Carmel Trust and Chairman and Chief Executive Officer of Carmel Investment Fund. Since March 1992, Mr. Smith has also served as President of Newmark Capital Limited, a private investment and consulting company. From 1994 to 1998, Mr. Smith was Executive Chairman of Becet International, then the sole provider of cellular telephone service in Kazakhstan. From 1989 to 1992, he was Chief Executive Officer of the First Hungary Fund. From 1971 to 1989, he was Chairman and Chief Executive Officer of Talcorp Limited, a Canadian investment and management company.

          Christopher J. Stadler became one of our directors in October 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since April 1, 1996. Prior to joining Investcorp, Mr. Stadler was a Director with CS First Boston Corporation. Mr. Stadler is a director of Werner Holding Co. (PA), Inc., Saks Incorporated, and US Unwired Inc.

          Jules Trump was our Chairman of the Board from December 1986 until January 27, 1997, our Chief Executive Officer from March 1990 until January 27, 1997, and has been one of our directors since December 1986. Mr. Trump has also served as Chairman or Co-Chairman of The Trump Group since February 1982. Jules Trump is Eddie Trump’s brother.

          Eddie Trump became one of our directors in July 1994. Mr. Trump previously served as one of our directors from December 1986 until July 1992. Since February 1982, Mr. Trump has served as President or Co-Chairman of The Trump Group. Eddie Trump is Jules Trump’s brother.

          Savio W. Tung became one of our directors in October 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since September 1984.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth certain information concerning beneficial ownership of our common stock as of June 3, 2002 (except as indicated below) and as adjusted to reflect the sale of the common stock in this offering, by (1) each person we know to be a beneficial owner of more than 5% of our outstanding voting stock; (2) each of our directors who could be deemed to be the beneficial owner of shares of our common stock (3) our chief executive officer and our four other most highly compensated executive officers who could be deemed to be the beneficial owner of shares of our common stock; (4) all of our directors and executive officers as a group; and (5) each stockholder selling shares in this offering.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to the Offering		Number of	After the Offering
			Shares
		Percentage of	Being		Percentage of
Name of Beneficial Owner	Shares	Outstanding	Offered	Shares	Outstanding

INVESTCORP, S.A.(1)(2)	5,445,295	14.2%	0	5,445,295	12.4%
SIPCO Limited(3)	5,445,295	14.2	0	5,445,295	12.4
The Carmel Trust(1)(4)	497,282	1.3	497,282	0	0
Glenellen Investment Co.(1)(4)	4,600,000	12.0	4,600,000	0	0
Transatlantic Investments, LLC(1)(4)	544,685	1.4	544,685	0	0
OppenheimerFunds, Inc.(5)	6,451,386	16.9	0	6,451,386	14.7
Oppenheimer Capital Income Fund(5)	6,364,186	16.6	0	6,364,186	14.5
Dimensional Fund Advisors Inc.(6)	2,504,200	6.6	0	2,504,200	5.8
Lehman Brothers Holdings Inc.(7)	2,356,128	6.2	0	2,356,128	5.4
James Bazlen(8)(9)	629,194	1.6	0	629,194	1.4
James O. Egan	—	—	—	—	—
Morton Godlas(10)	5,409	*	0	5,409	*
Terilyn A. Henderson(11)	270	*	0	270	*
Charles K. Marquis(12)	41,000	*	0	41,000	*
Simon Moore	5,000	*	0	5,000	*
Maynard Jenkins(9)(13)	778,142	2.0	0	778,142	1.8
Frederick J. Rowan II	—	—	—	—	—
Robert Smith(4)	—	—	—	—	—
Christopher J. Stadler	41,000	*	0	41,000	*
Eddie Trump(4)	—	—	—	—	—
Jules Trump(4)	—	—	—	—	—
Savio W. Tung	13,000	*	0	13,000	*
Martin Fraser(9)	103,957	*	0	103,957	*
Larry Buresh(9)	80,475	*	0	80,475	*
Dale Ward(9)	55,425	*	0	55,425	*
Don Watson(9)	72,682	*	0	72,682	*
All directors and executive officers as a group (20 persons)(8)-(13)	1,893,465	4.8	0	1,893,465	4.3%

*	Less than 1%.

(1)	At the time of our recapitalization in October 1996, CSK Auto Corporation entered into a stockholders’ agreement with each of our stockholders at the time (such stockholders’ agreement as thereafter amended and supplemented from time to time referred to herein as the “stockholders’ agreement”). Prior to this offering, the Investcorp Group, as defined in the stockholders’ agreement, owned 9,567,733 shares, or 25.0% of our outstanding common stock, and the Carmel Group, as defined in the stockholders’ agreement, owned 5,901,824 shares, or 15.4% of our outstanding common stock. As the parties to the stockholders’ agreement have agreed to vote with respect to certain matters as set forth therein, all of them may be deemed to be a control group. As a result, each stockholder may be deemed to beneficially own all shares of common stock owned by all of the parties to the stockholders’ agreement. The number of shares shown as owned by the Investcorp Group does not include any shares which Maynard Jenkins has the right to acquire upon exercise of options, and the number of shares shown as owned by the Carmel Group does not include any shares which James Bazlen has the right to acquire upon exercise of options. Because we believe that our presentation more accurately reflects ownership of the Company’s common stock, this table does not reflect shares that may be deemed to be beneficially owned by any entity solely by virtue of the stockholders’ agreement.

Upon completion of this offering, if the stockholders that are members of the Carmel Group collectively own less than 838,145 shares, the stockholders’ agreement will terminate in accordance with its terms except with respect to certain registration rights.

(2)	Investcorp, S.A. does not directly own any stock in the Company. The number of shares of common stock shown as beneficially owned by Investcorp includes all of the shares beneficially owned by Investcorp Investment Equity Limited, a Cayman Islands corporation and a wholly-owned subsidiary of Investcorp, S.A. and by Investcorp CSK Holdings L.P., a Cayman Islands Limited Partnership in which Investcorp both owns a majority economic ownership interest and is the sole general partner. Investcorp owns no stock in Equity CSKA Limited, Equity CSKB Limited, Equity CSKC Limited, South Bay Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, J.P. Morgan (Suisse) S.A., or the beneficial owners of these entities. Each of Equity CSKA Limited, Equity CSKB Limited, Equity CSKC Limited, South Bay Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited is a Cayman Islands corporation. Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by these entities because the entities or their stockholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of such entities or their stockholders or principals has granted such affiliate the authority to direct the voting and disposition of the common stock owned by such entity for so long as such agreement is in effect. Investcorp is a Luxembourg corporation with its registered address at 37 Rue Notre Dame, Luxembourg.

(3)	SIPCO Limited may be deemed to control Investcorp, S.A. through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp, S.A.

(4)	The trustee of the Carmel Trust (“Carmel”) is Chiltern Trustees Limited. The agreement pursuant to which Carmel was established in 1977 (the “Carmel Agreement”) designates certain “protectors” who must authorize any action taken by the trustee and who have the authority to discharge the trustee and to appoint substitute trustees. These protectors are Saul Tobias Bernstein, Gerrit Van Riemsdijk and Robert Smith (who is also a director of the Company). Other than in their respective roles with Carmel and its subsidiaries, these individuals are not otherwise associated with Carmel or us. The Carmel Agreement provides that Carmel shall continue until 21 years after the death of the last survivor of the descendants of certain persons living on the date it was established. Potential beneficiaries of Carmel include certain charitable institutions, and under limited circumstances, certain members of the families of Jules Trump (a director of the Company) and Eddie Trump (a director of the Company) who are not citizens or residents of the United States. Based on information obtained from the Schedule 13G filed February 14, 2001, Carmel can be deemed to beneficially hold 5,641,967 shares including the number of shares shown as owned by Transatlantic Investments, LLC (“Transatlantic”) (544,685 shares) and Glenellen Investment Co. (“Glenellen”) (4,600,000 shares), each an affiliate of Carmel and each of which has shared investment and dispositive power with respect to its shares. Jules Trump, Eddie Trump and Robert Smith each disclaim beneficial ownership of all shares shown as owned by Carmel. The address for Carmel and Glenellen is c/o Skadden, Arps, Slate, Meagher & Flom, 333 West Wacker Drive, Chicago, Illinois 60606. The address for Transatlantic is c/o TG Services, Inc., P.O. Box 186, East Brunswick, New Jersey 08816.

(5)	Oppenheimer Capital Income Fund (“OCIF”) is a registered investment company managed by OppenheimerFunds, Inc. (“OFI”), an investment adviser. Of the shares of common stock shown as beneficially owned by OFI, OFI has sole voting power with respect to none of such shares, shared voting power with respect to none of such shares, sole dispositive power with respect to none of such shares and shared dispositive power with respect to 6,451,386 of such shares. Of the shares of common stock shown as beneficially owned by OCIF, OCIF has sole voting power with respect to 6,364,186 shares, shared voting power with respect to none of such shares, sole dispositive power with respect to none of such shares and shared dispositive power with respect to 6,364,186 of such shares. The address for OFI is 498 7th Avenue, 10th Floor, New York, New York 10018. The address for OCIF is 6803 S. Tucson Way, Englewood, Colorado 80112. The information with respect to OFI and OCIF is as of December 31, 2001, as was obtained from the Schedule 13G filed on their behalf on February 14, 2002.

(6)	Dimensional Fund Advisors Inc. (“Dimensional”) is an investment advisor. Dimensional furnishes investment advice to four investment companies and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the “Funds”. Of the shares of common stock shown as beneficially owned by Dimensional, Dimensional has sole voting power with respect to 2,504,200 of such shares and sole dispositive power with respect to 2,504,200 of such shares. The address for Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. The information with respect to Dimensional is as of December 31, 2001, as was obtained from the Schedule 13G filed on behalf of Dimensional January 30, 2002.

(7)	The shares reported as beneficially owned by Lehman Brothers Holdings Inc. (“Holdings”) represent the shares of our common stock beneficially owned by LB I Group Inc. (“LB I”), a wholly owned subsidiary of Lehman Brothers Inc. (“Lehman”), a wholly owned subsidiary of Holdings, pursuant to Lehman’s purchase from us in December 2001 (and subsequent assignment to LB I) of $20 million aggregate principal amount of 7% convertible subordinated debentures due December 2006 which we converted on May 20, 2002 into our common stock at a conversion price of $8.69 per share. The address for Holdings and LB I is 399 Park Avenue, New York, New York 10022.

(8)	Includes 259,857 shares of our common stock held by a revocable family trust and 2,000 shares of our common stock owned by Mr. Bazlen’s children.

(9)	Includes the following shares of our common stock which the following individuals have the right to acquire upon exercise of options: Maynard Jenkins (754,542); James Bazlen (367,337); Martin Fraser (78,701); Larry Buresh (40,475); Dale Ward (49,685); Don Watson (63,658); and other executive officers (56,622).

(10)	Consists of 5,409 shares of common stock held by a revocable family trust; includes 1,063 shares of restricted common stock granted in June 2001 pursuant to our Directors Stock Plan which, subject to the terms and conditions of such Plan, shall vest in June 2002; excludes 200 shares of common stock held by Mr. Godlas’ son-in-law, of which Mr. Godlas disclaims beneficial ownership.

(11)	Consists of 270 shares of restricted common stock granted in April 2002 pursuant to our Directors Stock Plan which, subject to the terms and conditions of such Plan, shall vest in June 2002.

(12)	Includes 1,000 shares of our common stock held in trusts of which Mr. Marquis is trustee for the benefit of his adult children.

(13)	Includes 23,600 shares of common stock held in revocable family trusts.

DESCRIPTION OF CAPITAL STOCK

General

          Upon completion of this Offering, the Company’s authorized capital stock will consist of 58,000,000 shares of Common Stock, $.01 par value per share, of which 43,911,702 shares will be issued and outstanding. The following is a summary of certain provisions of our common stock, Certificate of Incorporation and Bylaws. You should refer to our Certificate of Incorporation and bylaws for more information.

Common Stock

          Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of Common Stock are not entitled to vote cumulatively for the election of directors. Holders of Common Stock have no redemption, conversion, preemptive or other subscription rights (other than the rights set forth with respect to the Agreeing Stockholders in the Stockholders’ Agreement). There are no sinking fund provisions relating to the Common Stock. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all of the assets of the Company, if any, remaining after satisfaction of the debts and liabilities of the Company. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, upon payment therefor as contemplated herein, validly issued, fully paid and nonassessable.

          Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor. The Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See “Dividend Policy.”

Certain Provisions of Delaware Law

          The Company is incorporated under the Delaware General Corporation Law (the “DGCL”). The Company is subject to Section 203 of the DGCL, which restricts certain transactions and “business combinations” between a Delaware corporation and an “interested stockholder” (in general, a stockholder owning 15% or more of the corporation’s outstanding voting stock) or an affiliate or associate of an interested stockholder, for a period of three years from the date the stockholder becomes an interested stockholder. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder), Section 203 prohibits significant business transactions such as a merger with, disposition of assets to or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of the corporation’s stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

          The Company’s Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation and Bylaws of the Company also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL.

          Section 203 and the provisions of the Company’s Certificate of Incorporation and Bylaws described above may make it more difficult for a third party to acquire, or discourage acquisition bids for, the Company. Section 203 and these provisions could have the effect of inhibiting attempts to change the membership of the Board of Directors of the Company. In addition, the limited liability provisions in the

Certificate of Incorporation and the indemnification provisions in the Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty (including breaches resulting from grossly negligent conduct) and may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. Furthermore, a stockholder’s investment in the Company may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers of the Company pursuant to the indemnification provisions in the Company’s Bylaws. The limited liability provisions in the Certificate of Incorporation will not limit the liability of directors under Federal securities laws.

Stockholders’ Agreement

          At the time of our recapitalization in October 1996, CSK Auto Corporation entered into a stockholders’ agreement with each of our stockholders at the time (the “Agreeing Stockholders”). This agreement restricts the transfer of shares of our common stock held by the Agreeing Stockholders. The stockholders’ agreement also entitles the Agreeing Stockholders to certain rights regarding the transfer of their shares (including registration rights) and corporate governance. The stockholders’ agreement, other than the registration rights provisions, will terminate following the consummation of this offering, if stockholders that are members of the Carmel Group own less than 838,145 shares of our common stock.

Shares Reserved for Issuance and Resale Registration Statement

          The Company has 3,420,600 shares of common stock reserved for issuance upon the exercise of options granted or to be granted under various option plans. An additional 4,367,718 shares of common stock are reserved for potential issuance upon the exercise of the Make-Whole Warrants. See “Make-Whole Warrants” below.

          We registered for resale on a registration statement that was declared effective on May 17, 2002 approximately 10.4 million shares of common stock owned by three of our stockholders. All of these shares were issued upon conversion into common stock of the $30.0 million aggregate principal amount 7% convertible subordinated note we sold in August 2001 (and converted in December 2001) and the $50.0 million aggregate principal amount of 7% convertible subordinated debentures we sold in December 2001 (and converted in May 2002), each in connection with the Refinancing or were shares paid in lieu of cash interest on such debentures.

Make-Whole Warrants

          The Make-Whole Warrants were issued on December 21, 2001 in connection with the 7% convertible subordinated debentures and pursuant to the December 7, 2001 Securities Purchase Agreement. The warrants are automatically exercisable into shares of our common stock on the earlier of (i) a change of control of the Company and (ii) November 21, 2002 (the “Make-Whole Date”), if (but only if) the “adjusted conversion price” is less than the applicable conversion price of the Convertible Debentures (currently $8.69 per share).

          The “adjusted conversion price” is an amount equal to the greater of (i) the average of the closing sale prices of our common stock on the trading days from December 21, 2001 through November 20, 2002 (the “Eleven Month Price”) and (ii) $4.94, as adjusted in the case of a change of control (in the event there is a change of control of the Company prior to November 21, 2002, the Eleven Month Price is deemed for the purposes of this calculation to be equal to the average closing price of the common stock for the 10 days prior to the announcement of the change of control) and for specified dilutive events. In the event of a change of control, the maximum number of shares that would be issuable, absent any dilutive events, would be 4,367,718 shares.

          In the absence of a change of control and certain dilutive events, no shares will be issuable upon exercise of the Make-Whole Warrants, unless the average closing price of our common stock from June 6, 2002 until November 21, 2002 is less than $6.38. This is the case because the average closing sale prices of our common stock on the trading days from December 21, 2001 through June 5, 2002 was $11.06 per share.

Transfer Agent

          The transfer agent and registrar for the common stock is Mellon Investor Services LLC.

DESCRIPTION OF CERTAIN INDEBTEDNESS

          The following is a summary of certain indebtedness of CSK Auto, Inc. (which indebtedness is guaranteed by CSK Auto Corporation). To the extent this summary contains descriptions of the 12% senior notes due 2006 and the indenture governing them, the 11% senior subordinated notes due 2006 and the indenture governing them, and the senior credit facility, such descriptions do not purport to be complete and are qualified in their entirety by reference to those notes, the facility, and related documents, copies of which we will provide to you upon your request.

Senior Credit Facility

General

          On December 21, 2001, CSK Auto, Inc. entered into a new $300.0 million senior collateralized, asset based credit facility with JPMorgan Chase Bank, Credit Suisse First Boston, and UBS AG, Stamford Branch, with a scheduled maturity date of December 21, 2004 (the “senior credit facility”). The senior credit facility is comprised of a $170.0 million non-amortizing term loan facility and a $130.0 million revolving credit facility. We may draw amounts under the revolving credit facility, subject to availability pursuant to a borrowing base formula in order to meet our working capital requirements, including issuing letters of credit. The borrowing base is based upon the sum of certain percentages of eligible inventory and eligible accounts receivable owned by us and our subsidiaries. The following is a summary description of the principal terms of the senior credit facility and is qualified in its entirety by reference to the definitive agreements.

          Loans under the senior credit facility are collateralized by a first priority security interest in substantially all of our and our subsidiaries’ assets and in all of our and our subsidiaries’ capital stock. The loans are guaranteed on a senior basis by each of CSK Auto, Inc.’s subsidiaries and by CSK Auto Corporation.

Interest Rates

          Interest may accrue quarterly on the loans with reference to the base rate (the “Base Rate”) plus the applicable Base Rate interest margin. We may elect that all or a portion of the loans bear interest at the eurodollar rate (the “Eurodollar Rate”) plus the applicable Eurodollar interest margin. The Base Rate is defined as the highest of (i) the Federal Funds Rate plus 0.50%, (ii) the secondary market rate for three-month certificates of deposit of money center banks plus 1%, or (iii) the prime commercial lending rate of the administrative agent. The Eurodollar Rate is defined as the rate at which eurodollar deposits for one, two, three or six months or (if and when available to all of the relevant lenders) nine or twelve months are offered to the administrative agent in the interbank eurodollar market. The interest margin for the senior credit facility is 2.50% for Base Rate loans and 3.50% for Eurodollar Rate loans.

Mandatory and Optional Prepayments

          The senior credit facility provides that CSK Auto, Inc. may from time to time make optional prepayments of loans in whole or in part without penalty, subject to minimum prepayments and reimbursement of the lenders’ breakage costs in the case of prepayment of Eurodollar Rate loans.

Covenants

          The senior credit facility contains covenants and other requirements of us and our subsidiaries. In general, the affirmative covenants provide for, among other requirements, mandatory reporting of financial and other information to the lenders and notice to the lenders upon the occurrence of certain events. The affirmative covenants are also expected to include standard covenants requiring us to operate our business in an orderly manner.

          The senior credit facility contains negative covenants and restrictions on actions by us and our subsidiaries including, without limitation, restrictions on indebtedness, liens, guarantee obligations, mergers, asset dispositions not in the ordinary course of business, investments, loans, advances and acquisitions, dividends and other restricted junior payments, transactions with affiliates, change in business conducted, and certain prepayments and amendments of subordinated indebtedness, convertible indebtedness and senior unsecured indebtedness. The revolving credit facility requires that we meet certain financial covenants, ratios and tests, including a maximum leverage ratio and a minimum interest coverage ratio.

Events of Default

          The senior credit facility specifies certain customary events of default including, without limitation, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities, change of control and unenforceability of certain documents under the senior credit facility.

Fees and Expenses

          We are required to pay certain fees in connection with the senior credit facility, including: (1) letter of credit fees; (2) agency fees; and (3) commitment fees. Commitment fees are payable quarterly, at a rate per annum of 0.5% on the average daily unused portion of the senior credit facility.

June 6, 2002 Amendment

          On June 6, 2002, the senior credit facility was amended so that the net proceeds from the sale of stock by us in this offering could be applied as indicated under “Use of Proceeds”.

11% Senior Subordinated Notes Due 2006

          On October 30, 1996, CSK Auto, Inc. issued and sold in a private placement $125.0 million aggregate principal amount of 11% senior subordinated notes due 2006 pursuant to an indenture between the Company and The Bank of New York (as successor to Wells Fargo Bank, N.A.), as Trustee. On March 13, 1997, we offered to exchange up to all of the outstanding notes for a like principal amount of 11% Series A senior subordinated notes due 2006 issued in a transaction registered under the Securities Act. We consummated this exchange offer on June 18, 1997, with all of the originally issued notes being exchanged for the new notes. In April 1998, a portion of the proceeds of the initial public offering of our common stock was used to redeem 35% of the aggregate principal amount of the notes at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest thereon.

          The 11% senior subordinated notes bear interest at 11% per year, payable semiannually in arrears on each May 1 and November 1, and mature on November 1, 2006. The 11% senior subordinated notes are general, unsecured senior subordinated obligations. The 11% senior subordinated notes are guaranteed fully, unconditionally and jointly and severally by our domestic subsidiaries, on a senior subordinated basis.

          The 11% senior subordinated notes are redeemable, at our option, in whole or in part, upon not less than 30 nor more than 60 days notice, at the redemption prices set forth below (expressed in percentages of principal amount), plus accrued and unpaid interest thereon, if redeemed during the 12-month period beginning on November 1 of the years indicated below:

Redemption
Period	Price

November 1, 2001 to October 31, 2002	105.500%
November 1, 2002 to October 31, 2003	103.667%
November 1, 2003 to October 31, 2004	101.833%
November 1, 2004 and thereafter	100.000%

          The provisions of the indenture governing the 11% senior subordinated notes limit our and our subsidiaries’ ability, among other things, to;

•	incur additional indebtedness or issue disqualified capital stock;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

•	make investments;

•	create any consensual limitation on the ability of our restricted subsidiaries to pay dividends, make loans or transfer property to us;

•	incur liens;

•	engage in transactions with our affiliates;

•	sell assets, including capital stock of our subsidiaries; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our restricted subsidiaries.

          The indenture for our 11% senior subordinated notes also provides that upon a change of control, as defined therein, each holder of our 11% senior subordinated notes will have the right to require us to repurchase all or any part of their notes at a purchase price in cash equal to 101% of the principal amount plus accrued and unpaid interest.

          To the extent we receive sufficient net proceeds from this offering, we intend to redeem all of the approximately $81.25 million aggregate principal amount of the 11% senior subordinated notes that are currently outstanding.

12% Senior Notes Due 2006

          CSK Auto, Inc. issued $280.0 million of 12% senior notes due June 15, 2006 in connection with the Refinancing. Interest is payable semi-annually in arrears on December 15 and June 15 of each year commencing June 15, 2002. The effective interest rate, including amortization of the original issue discount, is approximately 12.5% per annum. The proceeds received, after deducting the original issue discount of $4.7 million, were $275.3 million.

          The Company will not have the right to redeem any notes prior to December 15, 2004 (other than out of the net cash proceeds of any equity offering). At any time or from time to time on or prior to December 15, 2004, upon the consummation of an equity offering of the Company’s common stock for cash, up to 35% of the aggregate principal amount of the notes issued pursuant to the Indenture may be redeemed at the Company’s option within 90 days of such equity offering with cash received by the Company from the net cash proceeds of such equity offering, at a redemption price equal to 112.0% of principal, together with accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date; provided, however, that immediately following such redemption not less than 65% of the aggregate principal amount of the notes originally issued pursuant to the Indenture remain outstanding. At any time on or after December 15, 2004, the Company may redeem the notes for cash at its option, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the periods indicated below, in each case together with accrued and unpaid interest and liquidated damages, if any, thereon to the date of redemption of the notes:

Period	Percentage

December 15, 2004 through December 15, 2005	106.0%
December 15, 2005 through maturity	100.0%

          If the Company experiences a change of control, holders of the notes will have the right to require the Company to repurchase their notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the repurchase.

          The payment of the principal, premium and interest on the notes is irrevocably and unconditionally guaranteed on a senior basis by the Company and its subsidiaries.

          The notes are unsecured senior obligations of CSK Auto, Inc. They rank senior in right of payment to CSK Auto, Inc.’s subordinated indebtedness and effectively junior to the Company’s senior secured indebtedness, including borrowings under the new senior credit facility, to the extent of the collateral securing such secured indebtedness.

          The indenture governing the notes limits CSK Auto, Inc. and its subsidiaries’ ability to, among other things, incur additional indebtedness or issue disqualified capital stock, pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness, make investments, create any consensual limitation on the ability of its Subsidiaries to pay dividends, make loans or transfer property to the Company, incur liens, engage in transactions with the Company’s affiliates, sell assets, including capital stock of the Company’s subsidiaries and consolidate, merge or transfer all or substantially all of assets of the Company or its subsidiaries.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

          The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock that holds our common stock as a capital asset and who generally is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any subdivision thereof;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

•	a trust subject to the primary supervision of a court within the United States and to the control of one or more U.S. persons, as well as certain other electing trusts.

          The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders that are subject to special tax treatment under the federal income tax laws, such as partnerships or other pass-through entities, banks, insurance companies, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction,” or other risk-reduction arrangement, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, and persons who hold or receive our common stock as compensation. The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this registration statement, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

          THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF HOLDING AND DISPOSING OF OUR COMMON STOCK.

U.S. Trade or Business Income

          For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such dividends or gains are (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States. Generally, U.S. trade or business income is not subject to withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, such income generally is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate that an applicable income tax treaty may specify.

Dividends

          Except as discussed above with respect to U.S. trade or business income, dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate. The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. In general, to claim the benefits of an income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor with respect to its entitlement to benefits under a relevant income tax treaty.

Disposition of Common Stock

          A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock.

          The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC when a Non-U.S. Holder sells its shares of common stock.

Federal Estate Taxes

          Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding

     Dividends

          We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding or that is exempt from U.S. withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Internal Revenue Code imposes a backup withholding obligation at a rate of 30% for dividends paid in 2002 and 2003, 29% for dividends paid in 2004 and 2005, and 28% for dividends paid thereafter, increasing to 31% in 2011. Dividends paid to a Non-U.S. Holder of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

     Disposition of Common Stock

          The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a

non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker does not have actual knowledge, or reason to know, to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding rules to them in their particular circumstances (including upon their disposition of our common stock).

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

UNDERWRITING

          Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Warburg LLC, Credit Suisse First Boston Corporation and Goldman, Sachs & Co. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Number of
Shares
Underwriter

Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Warburg LLC
Credit Suisse First Boston Corporation
Goldman, Sachs & Co.

Total	11,283,967

          The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

          We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds to CSK Auto Corporation and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option

Public offering price
Underwriting discount
Proceeds, before expenses, to CSK Auto Corporation
Proceeds to the selling stockholders

          The expenses of the offering, not including the underwriting discount, are estimated at $                    and are payable by CSK Auto Corporation.

Overallotment Option

          We have granted an option to the underwriters to purchase up to 1,692,595 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

          We, our executive officers and directors, members of the Investcorp Group, LB I Group Inc. and, to the extent they continue to own shares of our common stock after the offering, the members of the Carmel Group have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of UBS Warburg LLC. Specifically, we and these stockholders have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell, any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

          This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

          The shares are listed on the New York Stock Exchange under the symbol “CAO.”

Price Stabilization, Short Positions

          Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

          If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher that it might be in the absence of such purchases.

          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In December 2001, we entered into a $300.0 million credit facility in which Credit Suisse First Boston Corporation acted as syndication agent, joint lead arranger and joint book manager, and UBS AG, Stamford Branch, acted as documentation agent. Also in December 2001, we sold $280.0 million principal amount of 12% senior notes due 2006, in a transaction in which Credit Suisse First Boston Corporation and UBS Warburg LLC acted as initial purchasers.

LEGAL MATTERS

          Gibson, Dunn & Crutcher LLP, Denver, Colorado will pass upon the validity of the issuance of the shares of common stock offered hereby for CSK. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

          The consolidated financial statements and financial statement schedules as of February 3, 2002 and February 4, 2001 and for each of the three fiscal years in the period ended February 3, 2002 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by us at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information located in the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

INCORPORATION BY REFERENCE

          The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that our SEC filings, containing important disclosures, may be listed below rather than repeated in full in this prospectus. In addition, our filings with the SEC after the date of this prospectus and before the termination of this offering will update the information in this prospectus and the incorporated filings. These later filings also will be considered to be included in this prospectus. The documents listed below and any future filings made prior to the termination of this offering with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, comprise the documents incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-K/ A for the year ended February 3, 2002.

•	Our Current Report on Form 8-K dated March 5, 2002.

•	Our Quarterly Report on Form 10-Q for the quarter ended May 5, 2002.

•	The description of our capital stock contained in the Registration Statement on Form 8-A, filed with the SEC on March 5, 1998 (file no. 001-13927).

          In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or phone number:

CSK Auto Corporation

645 E. Missouri Avenue
Suite 400
Phoenix, Arizona 85012
Attention: Finance Department
Phone: (602) 631-7392

CSK AUTO CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND

FINANCIAL STATEMENT SCHEDULES

CSK AUTO CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	February 3,	May 5,
	2002	2002

		(Unaudited)
ASSETS
Cash and cash equivalents	$16,084	$14,885
Receivables, net of allowances of $5,230 and $5,586, respectively	84,793	92,087
Inventories	619,629	643,905
Deferred income taxes	2,718	623
Assets held for sale	1,710	1,009
Prepaid expenses and other current assets	19,847	15,542

Total current assets	744,781	768,051

Property and equipment, net	150,381	144,128
Leasehold interests, net	16,581	16,110
Goodwill	126,846	127,069
Deferred income taxes	739	739
Other assets, net	29,249	28,746

Total assets	$1,068,577	$1,084,843

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$157,284	$195,338
Accrued payroll and related expenses	33,055	31,973
Accrued expenses and other current liabilities	44,529	48,821
Current maturities of capital lease obligations	10,999	11,229

Total current liabilities	245,867	287,361

Amounts due under Senior Credit Facility	227,000	200,000
Obligations under 12% Senior Notes	275,416	275,617
Obligations under 11% Senior Subordinated Notes	81,250	81,250
Convertible 7% Subordinated Notes	49,100	49,156
Obligations under capital leases	27,078	24,195
Other	8,580	8,352

Total non-current liabilities	668,424	638,570

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 50,000,000 shares authorized, 32,370,746 and 32,479,305 shares issued and outstanding at February 3, 2002 and May 5, 2002, respectively	324	325
Additional paid-in capital	322,667	323,655
Stockholder receivable	(686)	(429)
Accumulated deficit	(168,019)	(164,639)

Total stockholders’ equity	154,286	158,912

Total liabilities and stockholders’ equity	$1,068,577	$1,084,843

          The accompanying notes are an integral part of these consolidated financial statements.

CSK AUTO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)
(in thousands, except share and per share data)

	Thirteen Weeks Ended

	May 6,	May 5,
	2001	2002

Net sales	$356,121	$375,550
Cost of sales	187,535	210,420

Gross profit	168,586	165,130
Other costs and expenses:
Operating and administrative	144,921	141,638
Store closing costs	2,295	300
Goodwill amortization	1,183	—

Operating profit	20,187	23,192
Interest expense, net	16,747	17,718

Income before income taxes	3,440	5,474
Income tax expense	1,187	2,094

Net income	$2,253	$3,380

Basic earnings per share:
Net income	$0.08	$0.10

Shares used in computing per share amounts	27,841,178	32,412,923

Diluted earnings per share:
Net income	$0.08	$0.10

Shares used in computing per share amounts	27,841,178	32,472,337

          The accompanying notes are an integral part of these consolidated financial statements.

CSK AUTO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock		Additional
			Paid-in	Stockholder	Accumulated	Total
	Shares	Amount	Capital	Receivable	Deficit	Equity

Balances at February 3, 2002	32,370,746	$324	$322,667	$(686)	$(168,019)	$154,286
Issuance of common stock (unaudited)	105,708	1	967	—	—	968
Recovery of stockholder receivable (unaudited)	—	—	—	257	—	257
Exercise of options (unaudited)	2,851	—	21	—	—	21
Net income (unaudited)	—	—	—	—	3,380	3,380

Balances at May 5, 2002 (unaudited)	32,479,305	$325	$323,655	$(429)	$(164,639)	$158,912

          The accompanying notes are an integral part of these consolidated financial statements.

CSK AUTO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)
(in thousands)

	Thirteen Weeks Ended

	May 6,	May 5,
	2001	2002

Cash flows provided by (used in) operating activities:
Net income	$2,253	$3,380
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	8,360	8,117
Amortization of other items	2,009	896
Amortization of deferred financing costs	692	1,497
Accretion of discount	—	257
Write downs on disposals of property, equipment and other assets	—	111
Deferred income taxes	1,034	2,095
Change in operating assets and liabilities
Receivables	(8,506)	(7,294)
Inventories	(23,538)	(24,276)
Prepaid expenses and other current assets	(2,174)	4,305
Accounts payable	61,849	38,054
Accrued payroll, accrued expenses and other current liabilities	(5,691)	4,563
Other operating activities	1,621	(943)

Net cash provided by operating activities	37,909	30,762

Cash flows provided by (used in) investing activities:
Capital expenditures	(4,643)	(2,103)
Proceeds from sale of property and equipment and assets held for sale	5,808	1,044
Other investing activities	(1,206)	(1,116)

Net cash used in investing activities	(41)	(2,175)

Cash flows provided by (used in) financing activities:
Borrowings under Senior Credit Facility	55,000	56,000
Payments under Senior Credit Facility	(88,000)	(83,000)
Payment of deferred financing costs	—	(387)
Payments on capital lease obligations	(2,443)	(2,653)
Recovery of stockholder receivable	—	257
Exercise of options	—	21
Other financing activities	(73)	(24)

Net cash used in financing activities	(35,516)	(29,786)

Net (decrease) increase in cash and cash equivalents	2,352	(1,199)
Cash and cash equivalents, beginning of period	11,131	16,084

Cash and cash equivalents, end of period	$13,483	$14,885

          The accompanying notes are an integral part of these consolidated financial statements.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
Thirteen Weeks Ended May 5, 2002

          CSK Auto Corporation is a holding company. At May 5, 2002, CSK Auto Corporation had no business activity other than its investment in CSK Auto, Inc., a wholly-owned subsidiary (“Auto”). On a consolidated basis, CSK Auto Corporation and Auto are referred to herein as the “Company.”

          Auto is a specialty retailer of automotive aftermarket parts and accessories. At May 5, 2002, the Company operated 1,124 stores in 19 Western and Northern Plains states as a fully integrated company and single business segment under three brand names: Checker Auto Parts, founded in 1969 and operating in the Southwestern, Rocky Mountain and Northern Plains states and Hawaii; Schuck’s Auto Supply, founded in 1917 and operating in the Pacific Northwest and Alaska; and Kragen Auto Parts, founded in 1947 and operating primarily in California.

Note 1 — Basis of Presentation

          The unaudited consolidated financial statements included herein were prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission, but do not include all information and footnotes required by generally accepted accounting principles. In the opinion of management, the consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the Company’s financial position and the results of its operations. The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto for the fiscal year ended February 3, 2002, as included in the Company’s Annual Report on Form 10-K/ A filed on May 10, 2002.

Note 2 — Inventories

          Inventories are valued at the lower of cost or market, cost being determined utilizing the last-in, first-out (LIFO) method. An actual valuation of inventory under the LIFO method can only be calculated at the end of a fiscal year based upon the inventory levels and costs at that time. Accordingly, interim LIFO calculations reflected herein are based upon management’s estimates of year-end inventory levels and costs. The replacement cost of inventories approximated $528 million and $545 million at February 3, 2002 and May 5, 2002, respectively.

          The carrying value of the inventory exceeds the current replacement cost primarily as a result of the application of the LIFO inventory method of accounting. The Company’s costs of acquiring inventories through normal purchasing activities have been decreasing in recent years as the Company’s increased size and cash flows have enabled it to take advantage of volume discounts and lower product acquisition costs.

          From time to time, the Company performs an analysis of the net realizable value of the inventory, after consideration of expected disposal costs and normal profit margins, to determine if the LIFO carrying value of the inventory is impaired. Should an impairment be indicated, the carrying value of the inventory would be reduced. No such impairment is indicated based on current market conditions. Historically, the net realizable value of the inventory has exceeded its carrying amount. The Company’s analysis for the first quarter of fiscal 2002 indicated that the net realizable value approximated the carrying amount of inventories at May 5, 2002. This was a result of the Company’s program to increase promotional pricing (temporarily reducing selling prices of its products) in order to attract customers, resulting in the lowering of gross profit margins in the first quarter of fiscal 2002. The Company plans less promotional activity throughout the remainder of fiscal 2002. Accordingly, the Company expects the net realizable value of the inventories to be higher than carrying values at the end of fiscal 2002. Should management be unable to increase gross profit margins as planned, an impairment of the carrying amount of inventories could result.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Note 3 — Issuance of Common Stock and Earnings Per Share

          Pursuant to the agreements relating to our convertible subordinated debentures, the Company paid interest on the debentures in shares of the Company’s common stock in lieu of cash.

          Calculation of shares used in computing per share amounts is summarized as follows (unaudited):

	Thirteen Weeks Ended

	May 6,	May 5,
	2001	2002

Weighted average number of shares (Basic)	27,841,178	32,412,923
Effects of dilutive securities	—	59,414

Weighted average number of shares (Dilutive)	27,841,178	32,472,337

Shares excluded as a result of anti-dilution:
Stock options	2,848,556	2,582,947
Conversion of convertible subordinated debentures	—	5,753,740

Note 4 — Recent Accounting Pronouncements

          In June 2001, the Financial Accounting Standards Board (FASB or the “Board”) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 141 supersedes Accounting Principles Board Opinion (“APB”) No. 16, Business Combinations. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) generally require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142: (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

          SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of that fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

          The Company adopted the provisions of SFAS 142 on February 4, 2002. As of the end of the first quarter of fiscal 2002, the Company was still in the process of completing its initial goodwill impairment test. The Company expects to complete that first step of the goodwill impairment test before the end of

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

the second quarter of fiscal 2002. Any impairment charge that results from this test will be recorded as a cumulative effect of a change in accounting principle in the Company’s statements of operations for fiscal year 2002 and would be a non-cash and non-operating charge. Because of the complexity involved in adopting certain provisions of SFAS 142, it is not practicable to reasonably estimate the impact of adopting these statements on the Company’s financial statements at the date of this report, including whether any transitional impairment losses, which could be material, will be required to be recognized.

          SFAS 142 requires the presentation of net income and related earnings per share data adjusted for the effect of goodwill amortization. The following table provides adjusted net income and earnings per share data for the thirteen weeks ended May 5, 2002 and May 6, 2001, to illustrate the impact of goodwill amortization on the results of the prior year period ($ in thousands except per share amounts).

	Thirteen Weeks
	Ended

	May 6,	May 5,
	2001	2002

Reported net income	$2,253	$3,380
Add: goodwill amortization, net of tax	782	—

Adjusted net income	$3,035	$3,380

Basic earnings per share:
Earnings per share as reported	$0.08	$0.10
Goodwill amortization, net of tax	0.03	—

Adjusted earnings per share	$0.11	$0.10

Diluted earnings per share:
Earnings per share as reported	$0.08	$0.10
Goodwill amortization, net of tax	0.03	—

Adjusted earnings per share	$0.11	$0.10

          The Company’s intangible assets, excluding goodwill, consist of favorable leasehold interests. As such, SFAS 142 did not impact the useful lives assigned to these intangible assets. Accumulated amortization as of May 5, 2002 and February 3, 2002 was $10.2 million and $9.7 million, respectively. Estimated amortization expense relating to leasehold interests for future periods is listed below ($ in thousands):

Fiscal 2002	$1,663
Fiscal 2003	1,643
Fiscal 2004	1,369
Fiscal 2005	1,264
Fiscal 2006	1,185

Total	$7,124

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

          The changes in intangible assets, including goodwill, for the first quarter of fiscal 2002 are as follows ($ in thousands):

	Carrying				Carrying
	value as of				value as of
	February 3,				May 5,
	2002	Amortization	Adjustments		2002

Amortized intangible assets:
Leasehold interests, net	$16,581	(431)	(40	)(a)	$16,110
Unamortized intangible assets:
Goodwill	126,846	—	223	(b)	127,069

Total intangible assets	$143,427	(431)	183		$143,179

(a)	Represents write-offs for stores identified for closure.

(b)	Represents a contingent payment made for a store acquisition consummated during fiscal 2000.

          In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 replaces certain previously issued accounting guidance, develops a single accounting model for long-lived assets, and broadens the framework previously established for assets to be disposed of by sale (whether previously held or newly acquired). The Company adopted SFAS No. 144 as of the beginning of fiscal 2002. The adoption of this standard did not have a material effect on our financial position, results of operations or cash flows.

Note 5 — Receivables

          Accounts receivable consist of the following ($ in thousands):

	February 3,	May 5,
	2002	2002

Trade receivables from commercial and other customers	$29,567	$27,911
Amounts due under vendor rebate programs and cooperative advertising arrangements	57,691	67,025
Landlord and subtenant receivables	2,030	1,875
Other	735	862

Gross receivables	90,023	97,673
Allowance for doubtful accounts	(5,230)	(5,586)

Net accounts receivable	$84,793	$92,087

          The Company reflects amounts to be paid or credited to the Company by vendors as receivables. Pursuant to contract terms, the Company has the right to offset vendor receivables against corresponding accounts payables, thus minimizing the risk of non-collection of these receivables.

Note 6 — Interest Rate Swap

          During February 2002, the Company entered into an interest rate swap contract to convert the interest rate payment obligation on $100.0 million of its 12% Senior Notes to a floating rate, set quarterly, equal to the 3 month LIBOR + 760 basis points. At the time the contract commenced, the Company’s fixed rate debt was approximately 66% of its outstanding debt. The Company’s fixed rate debt, on average, was at higher interest rates than its variable rate debt. The interest rate swap is intended to provide a more

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

equal balance of fixed and variable rate debt instruments and to hedge the fair value of these notes against potential movements in market interest rates.

          For accounting purposes, the interest rate swap is designated and qualifies as a fair value hedge of a portion of the Company’s fixed rate debt instruments. As the critical terms of the swap match those of the underlying hedged debt, the change in fair value of the swap is perfectly offset by changes in fair value of the debt.

Note 7 — Legal Matters

          The Company was served on March 8, 2000 with a complaint filed in Federal Court in the Eastern District of New York by the Coalition for a Level Playing Field, O.K. and, based on the current amended complaint, 255 individual auto parts dealers alleging that the Company and seven other auto parts dealers (AutoZone, Inc., Wal-Mart Stores, Inc., Advance Stores Company, Inc., Discount Auto, Inc., The Pep Boys — Manny, Moe and Jack, Inc., O’Reilly Automotive, Inc., and Keystone Automotive Operations, Inc.) violated the Robinson-Patman Act. Only 15 of the individual plaintiffs asserted claims against the Company. The complaint, which has been amended, alleges that the Company and other defendants knowingly either induced or received discriminatory prices from large suppliers, allegedly in violation of Section 2(a) and 2(f) of the Robinson-Patman Act, as well as received compensation from large suppliers for services not performed for those suppliers, allegedly in violation of Section 2(c) of the Robinson-Patman Act. In May 2002, the Company reached a tentative settlement with all of the plaintiffs that provides for the payment of nominal consideration by the Company. As the first step in the settlement, the attorneys for the Company and the plaintiffs have filed with the Court a Stipulation and Order for the dismissal with prejudice of all claims by all plaintiffs against the Company.

          The Company currently and from time to time is involved in other litigation incidental to the conduct of its business. The damages claimed in some of this litigation are substantial. Although the amount of liability that may result from these matters cannot be ascertained, the Company does not currently believe that such matters, in the aggregate, will result in liabilities material to its consolidated financial position, results of operations or cash flows.

Note 8 — Store Closing Costs

          On an on-going basis, store locations are reviewed and analyzed based on several factors including market saturation, store profitability, and store size and format. In addition, the Company analyzes sales trends and geographical and competitive factors to determine the viability and future profitability of store locations. If a store location does not meet required projections, it is identified for closure. As a result of acquisitions over the last several years, the Company has closed numerous locations as a result of store overlap with previously existing store locations. To the extent possible, the Company negotiates with the landlord to cancel the lease or the Company subleases the store to a third party to reduce future exposure.

          The Company provides an allowance for estimated costs to be incurred in connection with store closures. The allowance for store closing costs primarily consists of three components: (1) future rents to be paid over the remaining terms of the lease agreements for the stores or anticipated early termination settlements with landlords (net of estimated probable sublease recoveries); (2) lease commissions associated with the anticipated store subleases; and (3) occupancy expenses associated with the closed store vacancy periods. Such costs are recognized when a store is specifically identified, costs can be estimated and closure is planned to be completed within the next twelve months. No provision is made for employee termination costs. For stores to be relocated, such costs are recognized when an agreement for the new location has been reached with a landlord and site plans meet preliminary municipal approvals. During the period that they remain open for business, the rent and other operating expenses for the stores

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

to be closed continue to be reflected in our normal operating expenses. The actual costs of relocating a store, such as transporting of inventories, are considered a normal operating expense and are not included in the store closing reserve.

          As of May 5, 2002, the Company had a total of 242 store locations included in the allowance for store closing costs. Of this total, 68 locations were vacant, 170 locations were subleased and 4 locations were identified for closure but remained open as of quarter-end. During fiscal 2002, the Company expects cash outflows related to these store locations of approximately $7.0 million for rent on vacant stores, related occupancy expenses, leasing commissions and net shortfalls on cash rents from subleased locations.

          During the first quarter of fiscal 2002, the Company recorded gross store closing costs of $0.3 million relating to 4 stores identified for closure. Activity in the provision for store closings and the related store closing costs for the first quarter of fiscal 2002 is as follows ($ in thousands):

Balance, beginning of year	$6,771
Store closing costs, gross	300
Payments:
Rent expense, net of sublease recoveries	(1,384)
Occupancy and other expenses	(724)
Sublease commissions and buyouts	(142)

Total payments	(2,250)

Balance, end of quarter	$4,821

          On a store count basis, activity and the remaining number of stores to be closed are summarized as follows:

	Number of Stores to be Closed

Store Count by	Beginning	Stores	Plan	Stores	Balance to
Fiscal Year	Balance	Added	Amendments	Closed	be Closed

2000	28	24	(1)	(42)	9
2001	9	46	(2)	(46)	7
2002 (through May 5, 2002)	7	4	—	(7)	4

          At May 5, 2002, there were 4 stores remaining to be closed under our store closing plans, comprised of the following:

Store Count by	Stores in	Plan	Stores	Balance to
Fiscal Year of Accrual	Closing Plan	Amendments	Closed	be Closed

1999	87	(2)	(84)	1
2000	24	—	(24)	—
2001	46	(2)	(43)	1
2002 (through May 5, 2002)	4	—	(2)	2

				4

Note 9 — Subsequent Events

          During the second quarter of fiscal 2002, the Company sold 13 stores in Texas. The stores were sold as they are in relatively remote locations that do not allow us warehousing and distribution efficiencies. This transaction resulted in net cash proceeds of approximately $4.2 million. The Company

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

has not yet determined the impact of this transaction on its results of operations for the second quarter of fiscal 2002.

          On May 20, 2002, the Company’s $50 million subordinated debentures issued in December 2001 were converted into approximately 5.75 million shares of CSK Auto Corporation common stock. In addition, the Company elected to pay interest accrued for the period of April 1, 2002 to the date of conversion on the debentures by issuing 30,872 additional shares of CSK Auto Corporation common stock in lieu of cash during the second quarter of fiscal 2002.

Report of Independent Accountants

To the Board of Directors and Stockholders

  of CSK Auto Corporation:

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of CSK Auto Corporation and its subsidiaries at February 4, 2001 and February 3, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Phoenix, Arizona

April 16, 2002

CSK AUTO CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	February 4,	February 3,
	2001	2002

	(in thousands,
	except share data)
ASSETS
Cash and cash equivalents	$11,131	$16,084
Receivables, net of allowances of $4,236 and $5,230, respectively	69,726	84,793
Inventories	621,814	619,629
Deferred income taxes	3,133	2,718
Assets held for sale	1,497	1,710
Prepaid expenses and other current assets	19,169	19,847

Total current assets	726,470	744,781

Property and equipment, net	175,358	150,381
Leasehold interests, net	20,244	16,581
Goodwill, net	130,544	126,846
Deferred income taxes	—	739
Other assets, net	14,190	29,249

Total assets	$1,066,806	$1,068,577

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$189,308	$157,284
Accrued payroll and related expenses	27,673	33,055
Accrued expenses and other current liabilities	42,448	44,529
Current maturities of amounts due under senior credit facility	54,640	—
Current maturities of capital lease obligations	10,878	10,999

Total current liabilities	324,947	245,867

Amounts due under senior credit facility	471,840	227,000
Obligations under 12% Senior Notes	—	275,416
Obligations under 11% Senior Subordinated Notes	81,250	81,250
Convertible 7% Subordinated Notes	—	49,100
Obligations under capital leases	29,273	27,078
Deferred income taxes	10,544	—
Other liabilities	9,339	8,580

Total non-current liabilities	602,246	668,424

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 50,000,000 shares authorized, 27,841,178 and 32,370,746 shares issued and outstanding at February 4, 2001 and February 3, 2002, respectively	278	324
Additional paid-in capital	291,063	322,667
Stockholder receivable	(745)	(686)
Deferred compensation	(156)	—
Accumulated deficit	(150,827)	(168,019)

Total stockholders’ equity	139,613	154,286

Total liabilities and stockholders’ equity	$1,066,806	$1,068,577

          The accompanying notes are an integral part of these consolidated financial statements.

CSK AUTO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended

	January 30,	February 4,	February 3,
	2000	2001	2002

	(in thousands, except share and per share
	data)
Net sales	$1,231,455	$1,452,109	$1,438,585
Cost of sales	636,239	769,043	790,585

Gross profit	595,216	683,066	648,000
Other costs and expenses:
Operating and administrative	501,527	592,691	580,134
Store closing costs and other restructuring costs	4,900	6,060	22,392
Legal settlement	—	8,800	2,000
Goodwill amortization	1,941	4,799	4,807

Operating profit	86,848	70,716	38,667
Interest expense	41,300	62,355	61,608
Equity in loss of joint venture	—	3,168	—

Income (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle	45,548	5,193	(22,941)
Income tax expense (benefit)	17,436	193	(8,886)

Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	28,112	5,000	(14,055)
Extraordinary loss, net of $1,964 of income taxes	—	—	(3,137)

Income (loss) before cumulative effect of change in accounting principle	28,112	5,000	(17,192)
Cumulative effect of change in accounting principle, net of $468 of income taxes	(741)	—	—

Net income (loss)	$27,371	$5,000	$(17,192)

Basic earnings (loss) per share:
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	$1.01	$0.18	$(0.50)
Extraordinary loss, net of income taxes	—	—	(0.11)

Income (loss) before cumulative effect of change in accounting principle	1.01	0.18	(0.61)
Cumulative effect of change in accounting principle, net of income taxes	(0.03)	—	—

Net income (loss) per share	$0.98	$0.18	$(0.61)

Shares used in computing per share amounts	27,815,160	27,839,348	28,390,582

Diluted earnings (loss) per share:
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	$0.98	$0.18	$(0.50)
Extraordinary loss, net of income taxes	—	—	(0.11)

Income (loss) before cumulative effect of change in accounting principle	0.98	0.18	(0.61)
Cumulative effect of change in accounting principle, net of income taxes	(0.02)	—	—

Net income (loss) per share	$0.96	$0.18	$(0.61)

Shares used in computing per share amounts	28,626,776	27,839,348	28,390,582

          The accompanying notes are an integral part of these consolidated financial statements.

CSK AUTO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional
			Paid-in	Stockholder	Deferred	Accumulated	Total
	Shares	Amount	Capital	Receivable	Compensation	Deficit	Equity

	(in thousands, except share data)
Balances at January 31, 1999	27,768,832	$278	$289,820	$(1,018)	$(493)	$(183,198)	$105,389
Amortization of deferred compensation	—	—	—	—	169	—	169
Recovery of stockholder receivable	—	—	—	434	—	—	434
Exercise of options	65,742	—	791	—	—	—	791
Tax benefit relating to stock option exercises	—	—	393	—	—	—	393
Net income	—	—	—	—	—	27,371	27,371

Balances at January 30, 2000	27,834,574	$278	$291,004	$(584)	$(324)	$(155,827)	$134,547
Amortization of deferred compensation	—	—	—	—	168	—	168
Recovery of stockholder receivable	—	—	—	28	—	—	28
Advances to stockholders	—	—	—	(189)	—	—	(189)
Exercise of options	6,604	—	59	—	—	—	59
Net income	—	—	—	—	—	5,000	5,000

Balances at February 4, 2001	27,841,178	$278	$291,063	$(745)	$(156)	$(150,827)	$139,613
Amortization of deferred compensation	—	—	—	—	156	—	156
Conversion of notes	4,524,886	45	30,701	—	—	—	30,746
Issuances of restricted stock	3,764	—	—	—	—	—	—
Beneficial conversion feature of note	—	—	900	—	—	—	900
Recovery of stockholder receivable	—	—	—	59	—	—	59
Exercise of options	918	1	3	—	—	—	4
Net loss	—	—	—	—	—	(17,192)	(17,192)

Balances at February 3, 2002	32,370,746	$324	$322,667	$(686)	$—	$(168,019)	$154,286

          The accompanying notes are an integral part of these consolidated financial statements.

CSK AUTO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended

	January 30,	February 4,	February 3,
	2000	2001	2002

	(in thousands)
Cash flows provided by (used in) operating activities:
Net income (loss)	$27,371	$5,000	$(17,192)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	26,066	33,120	32,799
Amortization of deferred financing costs	1,406	2,224	3,741
Amortization of other items	3,309	7,707	8,347
Accretion of discount	—	—	98
Provision for write down of inventory	—	—	17,292
Write downs on disposal of fixed and other assets	—	—	8,133
Tax benefit relating to stock option exercises	393	—	—
Equity in loss of joint venture	—	3,168	—
Extraordinary loss on early retirement of debt, net of income taxes	—	—	3,137
Cumulative effect of change in accounting principle, net of income taxes	741	—	—
Deferred income taxes	15,637	193	(8,905)
Change in operating assets and liabilities, net of effects of acquisitions:
Receivables	(5,812)	(11,915)	(15,067)
Inventories	(93,567)	(7,577)	(16,316)
Prepaid expenses and other current assets	7,240	(208)	(771)
Accounts payable	11,203	25,172	(32,024)
Accrued payroll, accrued expenses and other current liabilities	2,793	(23,332)	9,240
Other operating activities	(811)	(1,083)	(426)

Net cash provided by (used in) operating activities	(4,031)	32,469	(7,914)

Cash flows provided by (used in) investing activities:
Business acquisitions, net of cash acquired	(218,201)	(1,182)	—
Capital expenditures	(41,358)	(32,080)	(12,200)
Expenditures for assets held for sale	(7,400)	(5)	(16)
Proceeds from sale of property and equipment and assets held for sale	8,760	5,029	5,454
Investment in joint venture	—	(3,168)	—
Other investing activities	(2,022)	(3,136)	(3,381)

Net cash used in investing activities	(260,221)	(34,542)	(10,143)

Cash flows provided by (used in) financing activities:
Borrowings under senior credit facility	502,000	309,500	538,000
Payments under senior credit facility	(218,340)	(291,840)	(837,480)
Payment of debt issuance costs	(4,730)	(1,815)	(22,019)
Issuance of convertible subordinated notes	—	—	80,000
Borrowings under 12% Senior Notes	—	—	275,317
Payments on capital lease obligations	(10,905)	(10,934)	(10,149)
Advances to stockholders	—	(189)	—
Recovery of stockholder receivable	434	28	29
Exercise of stock options	791	59	4
Other financing activities	(726)	(3,367)	(692)

Net cash provided by financing activities	268,524	1,442	23,010

Net increase (decrease) in cash and cash equivalents	4,272	(631)	4,953
Cash and cash equivalents, beginning of period	7,490	11,762	11,131

Cash and cash equivalents, end of period	$11,762	$11,131	$16,084

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	36,741	61,463	56,776
Income taxes	6,776	658	—
Non-cash investing and financing activities:
Fixed assets acquired under capital leases	17,178	13,462	8,075
Conversion of subordinated debt to equity (including interest)	—	—	30,746
Beneficial conversion feature of note	—	—	900

          The accompanying notes are an integral part of these consolidated financial statements.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          CSK Auto Corporation is a holding company. At February 3, 2002, CSK Auto Corporation had no business activity other than its investment in CSK Auto, Inc. (“Auto”), a wholly-owned subsidiary. On a consolidated basis, CSK Auto Corporation and its subsidiaries are referred to herein as the “Company.”

          Auto is a specialty retailer of automotive aftermarket parts and accessories. At February 3, 2002, the Company operated 1,130 stores in 19 states as a fully integrated company and single business segment under three brand names: Checker Auto Parts, founded in 1969 and operating in the Southwestern, Rocky Mountain and Northern Plains states and Hawaii; Schuck’s Auto Supply, founded in 1917 and operating in the Pacific Northwest and Alaska; and Kragen Auto Parts, founded in 1947 and operating primarily in California.

Note 1 — Summary of Significant Accounting Policies

Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and Auto for all years presented. In addition, the consolidated financial statements include the accounts of the following wholly-owned subsidiaries of Auto for the periods indicated:

•	Automotive Information Systems, Inc. (“AIS”) from September 7, 1999, the date of acquisition. As more fully explained in Note 4, AIS is a leading provider of diagnostic vehicle repair information.

•	CSKAUTO.COM, Inc. (“Auto.com”) from February 24, 1999, the date of formation. Auto.com operated the Company’s Internet web site that sells automotive aftermarket parts and accessories, but is currently inactive.

          As more fully described in Note 3, Auto also participated in a joint venture in which it had less than a 50% ownership interest. The investment in joint venture was accounted for by the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

          As more fully explained in Note 8, bank borrowings by Auto are guaranteed by Corporate, which guarantee is full and unconditional. Auto.com and AIS (collectively, the “Subsidiary Guarantors”) have also jointly and severally guaranteed such debt on a full and unconditional basis. Corporate is a holding company and has no other direct subsidiaries or independent assets or operations. The Subsidiary Guarantors are minor subsidiaries and have no significant independent operations. Summarized financial statements and other disclosures concerning each of Auto and the Subsidiary Guarantors are not presented because management believes that they are not material to investors. The consolidated amounts in the accompanying financial statements are representative of the combined guarantors and issuer.

          The Company is highly leveraged. In December 2001, the Company completed the Refinancing (see Note 8), which resulted in the elimination of scheduled bank debt amortization payments prior to the end of 2004, the extension of debt maturities and enhanced liquidity. The Company’s new revolving credit facility requires that the Company meet certain financial covenants, ratios and tests, including a maximum leverage ratio and a minimum interest coverage ratio. A breach of the covenants, ratios, or restrictions contained in the new senior credit facility could result in an event of default thereunder. The Company anticipates meeting all required covenants under the new credit facility in fiscal 2002.

Fiscal Year

          The Company’s fiscal year end is on the Sunday nearest to January 31 of the following calendar year. The fiscal year ended February 3, 2002 (“fiscal 2001”) and the fiscal year ended January 30, 2000

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“fiscal 1999”) each consisted of 52 weeks, while the fiscal year ended February 4, 2001 (“fiscal 2000”) consists of 53 weeks.

Revenue Recognition

          The Company recognizes sales upon the delivery of products to its customers, which generally occurs at the Company’s retail store locations. For commercial customers, the Company also delivers products to customer locations. All retail and commercial sales are final upon delivery of products. However, as a convenience to the customer and as typical of most retailers, the Company will accept merchandise returns. The Company generally limits the period of time within which products may be returned to 30 days and requires returns to be accompanied by original packaging and a sales receipt. The accompanying financial statements include an allowance for sales returns, which has been estimated by management based upon historical activity.

          The Company’s vendors are primarily responsible for warranty claims. Warranty costs not covered by vendor’s warranty are not material for merchandise and services sold under warranty by the Company.

Cash Equivalents

          Cash equivalents consist primarily of certificates of deposit with maturities of three months or less when purchased.

Receivables

          Receivables are primarily comprised of amounts due from vendors for rebates or allowances and amounts due from commercial sales customers. The Company records an estimated provision for bad debts based on a percentage of sales and reviews the provision periodically for adequacy. Specific accounts are written off against the allowance when management determines the account is uncollectible.

Concentration of Credit Risk

          Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. As of February 3, 2002, the Company had cash and cash equivalents on deposit with a major financial institution that were in excess of FDIC insured limits. Historically, the Company has not experienced any loss of its cash and cash equivalents due to such concentration of credit risk.

          The Company does not hold collateral to secure payment of its trade accounts receivable. However, management performs ongoing credit evaluations of its customers’ financial condition and provides an allowance for estimated potential losses. Exposure to credit loss is limited to the carrying amount.

Inventories and Cost of Sales

          Inventories are valued at the lower of cost or market, cost being determined utilizing the last-in, first-out method. Cost of sales includes product cost, net of earned vendor rebates, discounts and allowances. The Company recognizes vendor rebates, discounts and allowances based on the terms of the underlying agreements. Such amounts may be amortized over the life of the applicable agreements or recognized as inventory is sold. Certain operating and administrative costs associated with purchasing and handling of inventory are capitalized in inventories. The amounts of such costs included in inventories as of February 4, 2001 and February 3, 2002 were approximately $31.7 million and $31.5 million, respectively. In addition, the Company increases cost of sales and reduces inventory by an estimate of purchase discounts and volume rebates that are unearned at period end, based upon inventory turnover rates. Such

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

capitalized purchase discounts totaled $23.6 million and $23.5 million as of February 4, 2001 and February 3, 2002, respectively. The replacement cost of inventories approximated $539.4 million and $527.6 million at February 4, 2001 and February 3, 2002, respectively. The carrying value of the inventory exceeds the current replacement cost primarily as a result of the application of the LIFO inventory method of accounting. The Company’s costs of acquiring inventories through normal purchasing activities have been decreasing in recent years as the Company’s increased size and cash flows have enabled it to take advantage of volume discounts and lower product acquisition costs.

          From time to time, the Company performs an analysis of the net realizable value of the inventory, after consideration of expected disposal costs and normal profit margins, to determine if the LIFO carrying value of the inventory is impaired. Should impairment be indicated, the carrying value of the inventory is reduced. No such impairment is indicated based on current market conditions.

          Inventories at February 3, 2002 are presented net of an allowance of approximately $0.9 million. This allowance results from the Company’s decision during the second quarter of fiscal year 2001 to eliminate certain product lines (resulting in excess inventories) and to close certain retail stores (resulting in some excess inventories that are not economical to redistribute within the retail chain). See Note 13.

Property and Equipment

          Property, equipment and purchased software are recorded at cost. Depreciation and amortization are computed for financial reporting purposes utilizing primarily the straight-line method over the estimated useful lives of the related assets, which range from 5 to 25 years, or for leasehold improvements and property under capital leases, the base lease term or estimated useful life, if shorter. Maintenance and repairs are charged to earnings when incurred. When property, equipment or software is retired or sold, the net book value of the asset, reduced by any proceeds, is charged to gain or loss on the retirement of fixed assets.

Internal Software Development Costs

          During the first quarter of fiscal 1999, the Company adopted SOP 98-1 “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.” SOP 98-1 provides for the capitalization of certain internal software development costs and amortization over the life of the related software. Previously, internal software development costs, consisting primarily of incremental internal labor costs and benefits, were expensed as incurred. Amounts capitalized during fiscal 1999, 2000 and 2001 were $1.7 million, $2.6 million and $3.0 million, respectively. Accumulated amortization as of February 4, 2001 and February 3, 2002 was $0.7 million and $2.2 million, respectively.

Leasehold Interests

          Leasehold interests represent the discounted net present value of the excess of the fair rental value over the respective contractual rent of facilities under operating leases acquired in business combinations. Amortization expense is computed on a straight-line basis over the respective lease terms. Accumulated amortization totaled $10.3 million and $9.7 million as of February 4, 2001 and February 3, 2002, respectively.

Goodwill

          The cost in excess of the fair value of net assets acquired is amortized on a straight-line basis over periods ranging from 20 to 30 years, depending on the business acquired. Management estimates such periods using factors such as entry barriers in certain regions, operating rights and estimated lives of other operating assets acquired. The realizability of goodwill and other intangibles is evaluated periodically when

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

events or circumstances indicate a possible inability to recover the carrying amount. Such evaluation is based on cash flow and profitability projections that incorporate the impact of existing Company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. Accumulated amortization as of February 4, 2001 and February 3, 2002 was $6.7 million and $11.5 million, respectively. Beginning with fiscal 2002, the Company will follow Statement of Financial Accounting Standards (“SFAS”) No. 142 to account for its goodwill. See Note 2.

Store Closing Costs

          The Company provides an allowance for estimated costs to be incurred in connection with store closures and losses on the disposal of store-related assets, which is net of anticipated sublease income. Such costs are recognized when a store is specifically identified, costs can be estimated and closure is planned to be completed within the next twelve months. See Note 13.

Advertising

          The Company expenses all advertising costs as such costs are incurred. Amounts due under vendor cooperative advertising agreements are recorded as receivables until their collection. Advertising expense for fiscal 1999, 2000 and 2001 totaled $16.5 million, $18.6 million and $20.4 million, net of vendor funded cooperative advertising, respectively.

Assets Held for Sale

          Assets held for sale consist of newly acquired land, buildings and store fixtures owned by the Company which the Company intends in the next twelve months to sell to and lease back from third parties under lease arrangements.

Long-lived Assets

          Long-lived assets and certain identifiable intangible assets to be held and used or disposed of are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event assets are impaired, losses are recognized based on the excess carrying amount over the estimated fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair market value less selling costs. The Company evaluates the carrying value of long-lived assets on a quarterly basis to determine whether events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and an impairment loss is recognized. Such evaluation is based on the expected utilization of the related asset and the corresponding useful life.

Income Taxes

          Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts (“temporary differences”) at each year end based on enacted tax laws and statutory rates applicable to the period in which the temporary differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense includes both taxes payable for the period and the change during the period in deferred tax assets and liabilities.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation

          The Company has chosen to account for stock-based compensation using the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. See Note 11.

Earnings (Loss) per Share

          Calculation of the numerator and denominator used in computing per share amounts is summarized as follows (in thousands):

	Fiscal Year Ended

	January 30,	February 4,	February 3,
	2000	2001	2002

Common stock outstanding:
Beginning of period	27,768,832	27,834,574	27,841,178

End of period	27,834,574	27,841,178	32,370,746

Issued during period	65,742	6,604	4,529,568

Weighted average number of shares (basic)	27,815,160	27,839,348	28,390,582
Effects of dilutive securities	811,616	—	—

Weighted average number of shares (diluted)	28,626,776	27,839,348	28,390,582

Shares excluded as a result of anti-dilution:
Stock options			2,439,989
Conversion of notes			3,976,415

Total shares excluded			6,416,404

Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Presentation

          Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the current year presentation. This has no impact on previously reported financial position, results of operation or cash flow.

Note 2 — Recent Accounting Pronouncements and Cumulative Effect of Change in Accounting Principle

          In October 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long Lived Assets.” SFAS 144 replaces certain previously issued accounting guidance, develops a single accounting model for long-lived assets, and broadens the framework previously established for assets to be disposed of by sale (whether previously held or newly acquired). The Company adopted SFAS 144 as of the beginning of fiscal 2002. The adoption of

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

this pronouncement did not have a material impact on the Company’s financial position, results of operations and cash flows.

          In June 2001, the FASB issued SFAS No. 141 (“SFAS 141”), “Business Combinations”, and No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”. SFAS 141 supersedes Accounting Principles Board Opinion (“APB”) No. 16, “Business Combinations”. The provisions of SFAS 141: (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) generally require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142: (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

          The Company will adopt the provisions of SFAS 142 in the first quarter ended May 5, 2002. The Company is in the process of preparing for the adoption of SFAS 142 and is making the determinations as to what the reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. The Company expects that it will no longer record approximately $4.8 million of amortization relating to the existing goodwill. The Company’s intangible assets consist primarily of favorable leasehold interests. As such, SFAS 142 did not impact the useful lives assigned to the intangible assets.

          SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. Accordingly, the Company expects to complete that first step of the goodwill impairment test before the end of the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle. The Company has not yet determined what effect these impairment tests will have on earnings and financial position.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      SFAS 142 requires the presentation of net income and related earnings per share data adjusted for the effect of goodwill amortization. The following table provides adjusted net income and earnings per share data for each of fiscal 1999, 2000 and 2001, to illustrate the impact of goodwill amortization on the results of the prior year periods, ($ in thousands except per share amounts).

	Fiscal Year Ended

	1999	2000	2001

Reported net income	$27,371	$5,000	$(17,192)
Add: goodwill amortization, net of tax	1,276	3,171	3,256

Adjusted net income	$28,647	$8,171	$(13,936)

Basic earnings per share:
Earnings per share as reported	$0.98	$0.18	$(0.61)
Goodwill amortization, net of tax	0.05	0.11	0.11

Adjusted earnings per share	$1.03	$0.29	$(0.50)

Diluted earnings per share:
Earnings per share as reported	$0.96	$0.18	$(0.61)
Goodwill amortization, net of tax	0.05	0.11	0.11

Adjusted earnings per share	$1.01	$0.29	$(0.50)

          In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 98-5, “Reporting on the Cost of Start-up Activities.” The SOP broadly defines start-up activities as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, or commencing some new operation. The SOP requires that the costs of start-up activities be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998, with earlier application encouraged. The Company’s historical accounting policy with respect to the cost of start-up activities (store preopening expenses) was to defer such costs for the approximately three month period of time that it takes to develop a new store facility and to expense such costs during the month that the new store opens. The Company adopted SOP 98-5 in the first quarter of fiscal 1999, which required the Company to change its accounting policy to expense start-up costs as incurred. Upon adoption, the Company expensed approximately $741,000, net of an income tax benefit of $468,000, of preopening expenses that had been deferred as of January 31, 1999. Such expense is reflected in the accompanying consolidated statement of operations as the cumulative effect of a change in accounting principle.

Note 3 — Investment in Joint Venture

          On March 1, 2000, the Company participated in the formation of a new joint venture, PartsAmerica.com, Inc. (“PA”), with Advance Stores Company Incorporated and Sequoia Capital. PA engaged in the sale of automotive parts and accessories via e-commerce. During the second quarter of fiscal 2001, PA ceased operations. The Company wrote off its investment in PA during fiscal 2000 and has no material financial obligations with respect to PA.

Note 4 — Business Acquisitions

AllCar

          On April 27, 2000, the Company acquired substantially all of the assets of All-Car Distributors, Inc. (“AllCar”), an operator of 22 stores in Wisconsin and Michigan. Under the terms of the agreement, the Company paid approximately $711,000 in cash, which includes associated transaction costs, for the

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets of AllCar and assumed vendor accounts payable and certain indebtedness and accrued expenses. In August 2000, the Company made a payment of approximately $206,000 pursuant to a purchase price adjustment formula contained in the original agreement. In addition, the Company is subject to an additional payment of approximately $215,000 upon the satisfaction of certain conditions.

          The AllCar stores are serviced out of the Company’s Mendota Heights Distribution Center and have been converted to the Checker name and store format and integrated into the Company’s operations. In connection with the integration of the AllCar stores, the Company incurred transition and integration expenses of approximately $3.0 million and $0.3 million during fiscal 2000 and fiscal 2001, respectively. These expenses consisted primarily of grand opening advertising, training and re-merchandising costs. In addition, the Company incurred capital expenditures of approximately $3.1 million during fiscal 2000, consisting primarily of expenditures related to equipment, store fixtures, signage and the installation of the Company’s store-level information systems in the AllCar stores.

          The AllCar Acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations of these stores are included in the consolidated operating results of the Company from April 28, 2000, the first day of operations subsequent to the acquisition. The financial statements reflect the allocation of the purchase price, based on estimated fair values at the date of acquisition. Approximately $3.8 million was allocated to inventory and fixed assets. The excess of the purchase price over the estimated fair value of the assets acquired resulted in goodwill of approximately $5.5 million.

SuperAuto

          On June 19, 2000, the Company acquired one store in California for $1.0 million. The Company converted this store to the Kragen name and store format and integrated the store into the Company’s operations. No significant transition and integration costs were incurred relating to this acquisition.

Al’s and Grand Auto Supply

          On October 1, 1999, the Company acquired the common stock of Al’s and Grand Auto Supply, Inc. (“AGA”), formerly known as PACCAR Automotive, Inc., which operated 194 stores under the trade names of Al’s Auto Supply and Grand Auto Supply (collectively, the “AGA stores”) in Washington, California, Idaho, Oregon, Nevada and Alaska. The Company has converted these stores to the Schuck’s and Kragen names and store formats and integrated these stores into the Company’s operations.

          The Company paid approximately $145.6 million in cash for the stock of AGA and associated transaction costs. The acquisition was funded with proceeds from the senior credit facility. In connection with the acquisition, the Company amended and restated its then senior credit facility to provide an additional $150.0 million of senior term loan borrowing ability. There are no contingent payments, options or commitments associated with the acquisition.

          In connection with the integration of the AGA stores, the Company incurred transition and integration expenses of approximately $21.3 million and $15.7 million during fiscal 1999 and 2000, respectively. These expenses consisted primarily of grand opening advertising, training and re-merchandising costs. In addition, the Company incurred capital expenditures of approximately $2.0 million and $5.6 million during fiscal 1999 and 2000, respectively. These expenditures consisted primarily of equipment, store fixtures, signage and the installation of the Company’s store-level information systems in the AGA stores.

          As a result of the AGA acquisition, the Company analyzed its store locations in California and the Pacific Northwest and closed 39 of the formerly owned AGA stores based on several factors including: (1) market saturation; (2) store profitability; and (3) store size and format. In addition, the Company finalized a store closure plan for its own stores that overlapped with AGA stores, which resulted in pretax

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

charges of approximately $2.5 million during the fourth quarter of fiscal 1999 and $3.7 million during the second quarter of fiscal 2000. These charges were included in store closing costs in the accompanying Consolidated Statement of Operations. See Note 13.

          The AGA acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations of these stores are included in the consolidated operating results of the Company from October 2, 1999, the first day of operations subsequent to the acquisition. The financial statements reflect the final allocation of the purchase price, based on fair values of net assets at the date of acquisition. Approximately $127.7 million was allocated to inventory, leasehold improvements, fixed assets and favorable lease rights. The allocation also includes an estimated liability for the cost of closing the 39 acquired stores described above. The excess of the purchase price over the estimated fair value of the assets acquired resulted in goodwill of approximately $63.3 million.

Automotive Information Systems

          On September 7, 1999, the Company acquired all of the common stock of Automotive Information Systems, Inc. (“AIS”). AIS, based in St. Paul, Minnesota, is a leading provider of diagnostic vehicle repair information to automotive technicians, automotive replacement parts manufacturers, automotive test equipment manufacturers, and the do-it-yourself consumer. The Company paid approximately $10.3 million in cash for AIS and funded the acquisition through its then senior credit facility. There are no contingent payments, options or commitments associated with the acquisition.

          The AIS acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations are included in the consolidated operating results of the Company from September 7, 1999, the first day of operations subsequent to the acquisition. The financial statements reflect the final allocation of the purchase price, based on fair values at the date of acquisition. The excess of the purchase price over the fair value of the assets acquired resulted in goodwill of approximately $9.2 million.

Big Wheel

          On June 30, 1999, the Company acquired substantially all of the assets of APSCO Products Company dba Big Wheel/ Rossi (“Big Wheel”), the leading retailer of auto parts in the Northern Plains states. Big Wheel operated 86 stores in Minnesota, North Dakota and Wisconsin along with a distribution center in Minnesota. The Company has converted these stores to the Checker name and store format and integrated these stores into the Company’s operations.

          The Company paid approximately $62.7 million in cash for substantially all the assets and assumed certain current liabilities and indebtedness of Big Wheel. The acquisition was funded with proceeds from its then senior credit facility. In connection with the acquisition, the Company amended and restated its then senior credit facility to provide an additional $125.0 million of senior term loan borrowing ability. There are no contingent payments, options or commitments associated with the acquisition.

          In connection with the integration of the Big Wheel stores, the Company incurred transition and integration expenses of approximately $8.9 million and $5.2 million during fiscal 1999 and 2000, respectively. These costs consist primarily of grand opening advertising, training and re-merchandising costs. In addition, the Company incurred capital expenditures of approximately $3.0 million and $1.5 million during fiscal 1999 and 2000, respectively. These costs consist primarily of equipment fixtures, signage and the installation of the Company’s store-level information systems in the Big Wheel stores.

          The Big Wheel acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations of these stores are included in the consolidated operating results of the Company from July 1, 1999, the first day of operations subsequent to the acquisition. The financial

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements reflect the final allocation of the purchase price, based on fair values at the date of acquisition. Approximately $19.5 million was allocated to inventory, leasehold improvements and fixed assets. The excess of the purchase price over the estimated fair value of the assets acquired resulted in goodwill of approximately $60.0 million.

          The Big Wheel and AGA Acquisitions were accounted for under the purchase method of accounting. Prior financial statements reflected the preliminary allocation of the purchase prices, based on estimated fair values at the date of the respective acquisition. During fiscal 2000, the Company made adjustments to reflect the final determination of certain acquired balances. Significant changes in the allocation of acquired balances include: (1) a lower accounts receivable valuation primarily relating to acquired accounts payable debit balances for vendors with which the Company does not conduct business; (2) a revised inventory allocation representing (a) a lower inventory valuation on core and warranty returns as a result of excessive acquired inventory levels; and (b) a lower valuation on non-returnable inventory lines not carried by the Company; (3) a leasehold rights allocation representing the discounted net present value of the excess of the fair market rental value over the respective contractual rent of stores under operating leases acquired; (4) an accounts payable adjustment as a result of an adjustment to acquired bank overdrafts; and (5) a revised closed store reserve reflecting the final costs of closing previously identified stores. The final allocations of the fair value of the assets and liabilities recorded as a result of the above mentioned acquisitions are as follows (in thousands):

	Fiscal Year

	1999	2000

Cash and cash equivalents	$145	$108
Receivables	3,161	171
Inventories	103,023	3,290
Assets held for sale	3,238	—
Property and equipment	30,049	1,180
Goodwill	132,499	5,841
Leasehold interests	14,655	—
Prepaids and other assets	2,244	219
Deferred income taxes	3,137	—
Accounts payable	(36,851)	(3,702)
Accrued liabilities and other	(29,781)	(5,817)
Closed store reserves	(6,922)	—

Total cash purchase price	$218,597	$1,290

          The following unaudited pro forma financial information presents the combined historical results of the Company, Big Wheel, AIS and AGA as if the acquisitions had occurred at the beginning of the periods presented, after giving effect to certain adjustments. Pro forma adjustments reflect the final purchase price allocations noted above and include the following: (1) amortization of goodwill of $2.7 million; (2) depreciation expense based on the allocation of purchase price to fixed assets of $1.4 million; (3) interest expense and amortization of deferred financing costs associated with the additional borrowings under the senior credit facility of $11.4 million; and (4) amortization of leasehold rights of $1.3 million. Although cost savings and other future synergy benefits of the combined companies

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are expected, no such benefits are reflected in this pro forma financial information (in thousands, except per share data).

Fiscal Year
Ended
January 30,
2000

(unaudited)
Net sales	$1,423,907
Net income before extraordinary loss and cumulative effect of change in accounting principle	20,138
Net income	19,397

Basic earnings per share:
Net income before extraordinary loss and cumulative effect of change in accounting principle	$0.72

Net income	$0.70

Diluted earnings per share:
Net income before extraordinary loss and cumulative effect of change in accounting principle	$0.70

Net income	$0.68

          The pro forma combined results are not necessarily indicative of the results that would have occurred if the acquisitions and borrowings had been completed as of the beginning of the period presented, nor are they necessarily indicative of future consolidated results.

Note 5 — Transactions and Relationships with Related Parties

Lease Transactions

          The Company has entered into several lease agreements with related parties for approximately 125,000 square feet of office space and real property and certain store fixtures. These lease agreements are subject to certain inflation based adjustments that could affect the rent expense in future periods. The agreements are with affiliates of The Carmel Trust (“Carmel”), one of the Company’s principal stockholders. The table below describes the Company’s related party transactions ($ in thousands):

			Fiscal Year Rent Expense

Description	Beginning Date	Ending Date	1999	2000	2001

Corporate headquarters	October 1989	October 2012	$1,490	$1,490	$1,536
Corporate office space	April 1995	October 2012	328	603	725
Headquarters parking lot	April 1995	October 2012	63	63	63
Real property sale-leaseback(1)	February 1997	November 2000	99	83	—
Fixture sale-leaseback(2)	July 1996	July 2001	463	463	192

			$2,443	$2,702	$2,516

(1)	Represents a sale-leaseback transaction for $0.9 million in funding which was paid off in November 2000.

(2)	Represents a sale-leaseback transaction for $1.9 million in funding which was paid off in July 2001.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The Company believes that the terms of the leasing transactions with related parties described above were no less favorable to it than terms that may have been available from independent third parties at the time of the applicable transaction. The Company is currently not planning on entering into additional sale-leaseback transactions with related parties and no such sale-leaseback transactions with a related party have resulted in any gain or loss.

Other Transactions

          In connection with his engagement as Chief Executive Officer, the Company loaned Mr. Jenkins $550,000, which he used to finance the purchase of the new home required as a result of his relocation. This loan was to mature in 1999 and bear interest at a rate of 4.545%. This loan was authorized by the Board of Directors prior to the commencement of Mr. Jenkins’ employment. In September 1999, the Company agreed to forgive $300,000 principal amount of the loan on November 1, 1999 and $250,000 principal amount, together with approximately $18,000 accrued and unpaid interest thereon on February 1, 2000, provided that Mr. Jenkins remained employed on such date (unless his failure to remain employed was caused by the Company’s termination of his employment).

          In December 2001, in connection with the Company’s refinancing of its then existing credit facility, CSK Auto Corporation sold $50.0 million aggregate principal amount of 7% convertible subordinated debentures due December 2006 (the “convertible debentures”) and related contingently exercisable warrants (the “make-whole warrants”), consisting of $30.0 million in principal amount and one make-whole warrant to Investcorp CSK Holdings L.P., an affiliate of Investcorp S.A., which through its relationship with several of the Company’s stockholders is deemed to be one of its principal stockholders, and $20 million in principal amount and one make-whole warrant to an unrelated third party investor in a private placement. Interest on the debentures is payable quarterly, either in cash or, at the Company’s election, additional shares of its common stock. The convertible debentures and make-whole warrants issued to Investcorp CSK Holdings L.P. were on the same terms as those issued to the unrelated third party. The Company expects to convert these debentures for both Investcorp CSK Holdings L.P. and the third party into approximately 5.75 million shares of its common stock (approximately 3.45 million shares to Investcorp CSK Holdings L.P. and 2.3 million shares to the third party), based on a conversion price of $8.69 per share, within thirty days following the effectiveness of the registration statement relating to such shares, which is currently pending before the Securities and Exchange Commission. The actual number of shares to be issued to Investcorp CSK Holdings L.P. and the third party pursuant to the agreements relating to the issuance of the convertible debentures and make-whole warrants will depend on a number of factors, including the Company’s future average stock price, whether one of these holders voluntarily converts its convertible debentures prior to the time that the Company requires conversion, and to what extent the Company elects to pay interest on the convertible debentures in shares of its common stock rather than cash prior to the conversion of the convertible debentures.

          On March 1, 2000, the Company participated in the formation of PA, a new joint venture (see Note 3). During fiscal 2000, the Company contributed assets and incurred costs of approximately $3.2 million, which include associated transaction costs. During fiscal 2000 the Company also incurred non-cash charges of $3.2 million to recognize its proportionate share of PA’s net loss and to write off the Company’s remaining investment in the joint venture. In addition, the Company recorded sales to PA of approximately $0.5 million and $0.2 million during fiscal 2000 and 2001, respectively, and incurred reimbursable costs of $0.3 million during fiscal 2000. As of February 4, 2001, the Company had a receivable from PA of approximately $0.4 million, which includes reimbursable costs and advances. During the second quarter of fiscal 2001, PA ceased operations and, accordingly, there is no outstanding receivable from PA as of February 3, 2002.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 — Receivables

          Accounts receivable consist of the following ($ in thousands):

	February 4,	February 3,
	2001	2002

Trade receivables from commercial and other customers	$25,756	$29,567
Amounts due under vendor rebate programs and cooperative advertising arrangements	43,296	57,691
Landlord and subtenant receivables	4,149	2,030
Other	761	735

Gross receivables	73,962	90,023
Allowance for doubtful accounts	(4,236)	(5,230)

Net accounts receivable	$69,726	$84,793

          The Company reflects amounts to be paid or credited to the Company by vendors as receivables. Pursuant to contract terms, the Company has the right to offset vendor receivables against corresponding accounts payables, thus minimizing the risk of non-collection of these receivables.

Note 7 — Property and Equipment

          Property and equipment is comprised of the following (in thousands):

	February 4,	February 3,
	2001	2002	Estimated Useful Life

Land	$893	$553
Buildings	1,244	743	25 years
Leasehold improvements	96,246	93,935	15 years or life of lease
Furniture, fixtures and equipment	124,998	117,300	10 years
Property under capital leases	80,667	88,743	5–15 years or life of lease
			5 years
Purchased software	10,585	12,044

	314,633	313,318
Less: accumulated depreciation and amortization	(139,275)	(162,937)

Property and equipment, net	$175,358	$150,381

          Accumulated amortization of property under capital leases totaled $42.6 million and $54.1 million at February 4, 2001 and February 3, 2002, respectively.

Note 8 — Long Term Debt and Extraordinary Loss

          On December 21, 2001, the Company completed several transactions to refinance its capital structure (the “Refinancing”). The Company used the proceeds from a note offering, which were approximately $275.3 million, net of a discount of $4.7 million, together with borrowings under a new $300.0 million senior collateralized, asset based credit facility and the gross proceeds of a $50.0 million private placement of new 7% convertible subordinated debentures to refinance its prior credit facility and to pay fees and expenses in connection with these transactions. Additionally, upon the closing of the new senior credit facility, the Company converted its existing $30.0 million 7% convertible subordinated note due September 1, 2006 into approximately 4.5 million shares of CSK Auto Corporation’s common stock. Also as part of the Refinancing, the Company incurred an extraordinary loss of $3.1 million, which was a

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

write off of $5.1 million of unamortized deferred financing costs associated with the prior senior credit facility, net of a $2.0 million income tax benefit.

          As a result of the increased borrowing and based on the Company’s financial results for the third quarter of fiscal 2001, the Company’s ratio of debt to Adjusted EBITDA (as defined in the prior senior credit facility) and the Company’s Interest Coverage Ratio (as defined in the prior senior credit facility) would not have been in compliance with corresponding covenants under the then existing senior credit facility. Accordingly, the Company negotiated a waiver to these covenants effective for the third quarter ending November 4, 2001. The proceeds of the Refinancing, including the proceeds received from the issuance of the $30 million convertible note, were used to refinance the indebtedness under the prior senior credit facility. The Company anticipates meeting all required covenants under the new credit facility in fiscal 2002.

New Senior Credit Facility

          In connection with the Refinancing, Auto entered into a new $300.0 million senior collateralized, asset based credit facility that matures December 21, 2004. The new senior credit facility is comprised of a $130 million revolving credit facility and a $170.0 million non-amortizing term loan. Availability under the new senior credit facility is subject to a borrowing base formula equal to the lesser of $300.0 million and the sum of certain percentages of eligible inventory and eligible accounts receivable owned by the Company and its subsidiaries. Under the borrowing base formula, the borrowing capacity at February 3, 2002 was limited to approximately $270.5 million. Loans under the new senior credit facility are collateralized by a first priority security interest in substantially all of the Company’s and its subsidiaries’ assets and in all of the Company’s and its subsidiaries’ capital stock. The loans are guaranteed by each of the Company’s subsidiaries and by the Company.

          Interest may accrue quarterly on the loans with reference to the base rate (the “Base Rate”) plus the applicable Base Rate interest margin. The Company may elect that all or a portion of the loans bear interest at the Eurodollar rate (the “Eurodollar Rate”) plus the applicable Eurodollar interest margin. The Base Rate is defined as the highest of (i) the Federal Funds Rate plus 0.50%, (ii) the secondary market rate for three-month certificates of deposit of money center banks plus 1%, or (iii) the prime commercial lending rate of the administrative agent. The Eurodollar Rate is defined as the rate at which eurodollar deposits for one, two, three or six months or (if and when available to all of the relevant lenders) nine or twelve months are offered to the administrative agent in the interbank eurodollar market. The interest margin for the new senior credit facility is 2.50% for Base Rate loans and 3.50% for Eurodollar Rate loans.

          The new senior credit facility provides that the Company may from time to time make optional prepayments of loans in whole or in part without penalty, subject to minimum prepayments and reimbursement of the lenders’ breakage costs in the case of prepayment of Eurodollar Rate loans.

          The new senior credit facility contains covenants and other requirements of the Company and its subsidiaries. In general, the affirmative covenants provide for, among other requirements, mandatory reporting of financial and other information to the lenders and notice to the lenders upon the occurrence of certain events. The affirmative covenants also include standard covenants requiring the Company to operate its business in an orderly manner.

          The new senior credit facility contains negative covenants and restrictions on actions by the Company and its subsidiaries including, without limitation, restrictions on indebtedness, liens, guarantee obligations, mergers, asset dispositions not in the ordinary course of business, investments, loans, advances and acquisitions, dividends and other restricted junior payments, transactions with affiliates, change in business conducted, and certain prepayments and amendments of subordinated indebtedness. The new revolving credit facility requires that the Company meet certain financial covenants, ratios and tests,

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

including a maximum leverage ratio and a minimum interest coverage ratio. The Company believes it was in compliance with all such covenants at February 3, 2002.

          The new senior credit facility specifies certain customary events of default including, without limitation, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities, change of control and unenforceability of certain documents under the new senior credit facility.

          The Company is required to pay certain fees in connection with the new senior credit facility, including: (1) letter of credit fees; (2) agency fees; and (3) commitment fees. Commitment fees are payable quarterly, at a rate per annum of 0.5% on the average daily unused portion of the new senior credit facility.

12% Senior Notes Due 2006

          The Company issued $280.0 million of new 12% Senior Notes due June 15, 2006 (the “12% Senior Notes”) in connection with the Refinancing. Interest is payable semi-annually in arrears on December 15 and June 15 of each year commencing June 15, 2002. The effective interest rate, including amortization of the original issue discount, is approximately 12.5% per annum. The proceeds received, after deducting the original issue discount of $4.7 million, were $275.3 million.

          The Company will not have the right to redeem any notes prior to December 15, 2004 (other than out of the net cash proceeds of any equity offering). At any time or from time to time on or prior to December 15, 2004, upon the consummation of an equity offering of the Company’s common stock for cash, up to 35% of the aggregate principal amount of the notes issued pursuant to the Indenture may be redeemed at the Company’s option within 90 days of such equity offering with cash received by the Company from the net cash proceeds of such equity offering, at a redemption price equal to 112.00% of principal, together with accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date; provided, however, that immediately following such redemption not less than 65% of the aggregate principal amount of the notes originally issued pursuant to the Indenture remain outstanding. At any time on or after December 15, 2004, the Company may redeem the notes for cash at its option, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the periods indicated below, in each case together with accrued and unpaid interest and liquidated damages, if any, thereon to the date of redemption of the notes:

Period	Percentage

December 15, 2004 through December 15, 2005	106.000%
December 15, 2005 through maturity	100.000%

          If the Company experiences a change of control, holders of the notes will have the right to require the Company to repurchase their notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the repurchase.

          The payment of the principal, premium and interest on the notes is irrevocably and unconditionally guaranteed on a senior basis by the Company and its subsidiaries.

          The notes are unsecured senior obligations of CSK Auto, Inc. They rank senior in right of payment to the Company’s subordinated indebtedness and effectively junior to the Company’s senior secured indebtedness, including borrowings under the new senior credit facility, to the extent of the collateral securing such secured indebtedness.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The indenture governing the notes limits Auto and its subsidiaries’ ability to, among other things, incur additional indebtedness or issue disqualified capital stock, pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness, make investments, create any consensual limitation on the ability of its Subsidiaries to pay dividends, make loans or transfer property to the Company, incur liens, engage in transactions with the Company’s affiliates, sell assets, including capital stock of the Company’s subsidiaries and consolidate, merge or transfer all or substantially all of assets of the Company or its subsidiaries.

$50.0 million 7% Convertible Subordinated Notes Due December 1, 2006

          Also in connection with the Refinancing, the Company sold $50.0 million aggregate principal amount of 7% convertible subordinated debentures due December 2006 (the “convertible subordinated debentures”) and related contingently exercisable warrants to an unrelated third party investor and an affiliate of Investcorp, S.A., one of the Company’s principal stockholders (“Investcorp”).

          Interest is payable quarterly. The Company may elect to pay such interest in cash or additional shares of its stock. The Company is a holding company that derives all its operating income from its subsidiaries, which are restricted, pursuant to the terms of other financing obligations, from transferring funds to it to pay cash interest on the convertible subordinated debentures except under certain circumstances. These restrictions may limit the Company’s ability to pay interest on the convertible subordinated debentures in cash. However, interest must be paid in cash in certain circumstances, including following the occurrence of an event of default or certain other events. Upon and during the continuance of an event of default, interest on the convertible subordinated debentures and any overdue payments increases to 12%, with further monthly increases up to 16%.

          The convertible subordinated debentures are not redeemable by the Company at any time prior to maturity on December 1, 2006, except in the event of a change of control, as defined in such debentures. In the event the convertible subordinated debentures have not been converted at maturity in 2006, then the Company must, at its option, either redeem the convertible subordinated debentures for 100% of the principal amount in cash or convert the convertible subordinated debentures into its common stock at a conversion price equal to the average of the closing sale price of the common stock on each trading day during the 120 trading days preceding December 21, 2006.

          The convertible subordinated debentures are subordinated to the principal and interest obligations owed under CSK Auto Corporation’s guarantee of Auto’s new senior credit facility and to the guarantee of the 12% Senior Notes. The terms of such subordination will be similar to the terms of the subordination of Auto’s 11% Senior Subordinated Notes to the 12% Senior Notes.

          Subject to certain limitations, these investors can convert their convertible subordinated debentures into the Company’s common stock at any time. Pursuant to the NYSE rules, the Company obtained shareholder approval for the issuance of its common stock upon the conversion of, and in lieu of cash interest payments on, the convertible subordinated debentures, and upon the exercise of certain related warrants (including any additional shares of common stock that may be issued as a result of certain adjustment provisions of the convertible subordinated debentures and the related warrants) (collectively, the “Conversion Stock”) at a special meeting of its shareholders held February 26, 2002.

          The Company issued the convertible subordinated debentures with certain registration rights. Consequently, the Company filed a resale shelf registration statement with the SEC on January 18, 2002 relating to approximately 12.7 million shares of Conversion Stock and 4.5 million shares that were issued upon conversion of the $30 million 7% convertible note. The Company is required to use its best efforts to have such registration statement declared effective by the SEC as soon as practicable, on or before May 19, 2002.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Within 30 days of the effectiveness of the registration statement, the Company intends to require the holders to convert all of their convertible subordinated debentures into the Company’s common stock. The Company may require this conversion, provided (i) no event of default has occurred and is continuing, and (ii) there have not occurred certain specified changes in management. The conversion price for the convertible subordinated debentures, currently set at $8.69 per share, is subject to certain anti-dilution provisions and other adjustments that may result in the issuance of additional shares of its common stock under certain circumstances.

          The agreements include provisions for conversion price adjustments and specific requirements for treatment of the convertible subordinated debentures in the event of a merger, sale of substantially all assets or similar transaction involving the Company. In addition, in the event of a change of control of the Company, the agreements require the Company to make an offer to purchase the convertible subordinated debentures at a redemption price equal to 125% of the principal amount until December 2002 and 112.5% thereafter. The convertible subordinated debentures include customary events of default and, if an event of default occurs, each holder of convertible subordinated debentures may require the convertible subordinated debentures to be redeemed at a redemption price equal to 105%. The convertible subordinated debentures also provide for monetary penalties if the Company fails to convert them into common stock upon the holder’s request.

          The warrants are automatically exercisable into shares of our common stock on the earlier of (i) a change of control, and (ii) November 21, 2002, only if the following two events have occurred: (1) we have previously required the conversion of the convertible debentures; and (2) the conversion price of the convertible debentures at the time of such required conversion is greater than the “adjusted conversion price”.

          The “adjusted conversion price” is an amount equal to the greater of (i) the average of the closing sale prices of our common stock on the trading days from December 21, 2001 through November 20, 2002 and (ii) $4.94, as adjusted in the case of a change of control and for specified dilutive events.

          The number of shares of our common stock issuable upon exercise of the warrants is equal to the following amount, subject to adjustment in accordance with the provisions of the convertible debentures and warrants, and less a number of shares so as to have a cashless exercise of the warrants based on an exercise price of $0.01: (1) the quotient determined by dividing (A) the $50.0 million principal amount of the convertible debentures initially issued, plus any interest payments added to the principal of the convertible debentures, by (B) the adjusted conversion price; minus (2) the number of shares of our common stock we have issued upon conversion of the convertible debentures prior to the exercise of the warrants.

11% Senior Subordinated Notes Due 2006

          On October 30, 1996, Auto issued and sold in a private placement $125.0 million aggregate principal amount of 11% Senior Subordinated Notes due 2006 (the “Old 11% Notes”) pursuant to an indenture, between Auto and The Bank of New York (as successor to Wells Fargo Bank, N.A.), as Trustee. On March 13, 1997, Auto offered to exchange up to all outstanding Old 11% Notes for a like principal amount of its 11% Series A Senior Subordinated Notes due 2006 (the “11% Senior Subordinated Notes”) issued pursuant to the Indenture in a transaction registered under the Securities Act of 1933, as amended. Auto consummated the exchange offer on June 18, 1997, with all of the Old 11% Notes being exchanged for the 11% Senior Subordinated Notes.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In April 1998, 35% of the aggregate principal amount of the 11% Senior Subordinated Notes was redeemed at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest thereon, to the redemption date, with the net proceeds of an initial public offering of Common Stock.

          The provisions of the indenture limit the Company’s and its subsidiaries’ ability to, among other things, incur additional indebtedness or issue disqualified capital stock, pay dividends on capital stock or redeem, repurchase or retire capital stock or indebtedness, make investments, create any consensual limitation on the ability of its subsidiaries to pay dividends, make loans or transfer property to the Company, incur liens, engage in transactions with affiliates, sell assets, including capital stock of subsidiaries and consolidate, merge or transfer all or substantially all of the Company’s assets.

          The indenture potentially restricts Auto from making additional borrowings under its revolving credit commitment that, when added to the aggregate amount of outstanding borrowings under the senior credit facility (including term loans), exceed $200.0 million. This restriction does not apply if the new borrowings are of a type specifically permitted by the indenture, or, if after giving pro forma effect to such new borrowings the ratio of Auto’s consolidated EBITDA to fixed charges (as such terms are defined in the indenture) exceeds 2.25 to 1. Accordingly, the Company has been able to exceed the potential restriction and does not anticipate that it will limit access to further borrowings under the senior credit facility.

          The indenture also provides that upon a “change of control,” as defined therein, each holder of 11% Senior Subordinated Notes will have the right to require Auto to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase.

          The 11% Senior Subordinated Notes bear interest at 11% per year, payable semiannually in arrears on each May 1 and November 1, and mature on November 1, 2006. The 11% Senior Subordinated Notes are general, unsecured senior subordinated obligations. The 11% Senior Subordinated Notes are required to be guaranteed fully, unconditionally and jointly and severally by most future United States subsidiaries of Auto, on a senior subordinated basis.

          Beginning November 1, 2001, the 11% Senior Subordinated Notes are redeemable, at the option of Auto, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices set forth below (expressed in percentages of principal amount), plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the 12-month period beginning on November 1 of the years indicated below:

Redemption
Period	Price

2001	105.500%
2002	103.667%
2003	101.833%
2004 and thereafter	100.000%

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Outstanding debt, excluding capital leases, is as follows ($ in thousands):

	February 4,	February 3,
	2001	2002

Term Loan, variable interest rate, average rate 5.7% for fiscal 2001 due in full December 2004	$—	$170,000
New Revolving Credit Commitment, variable interest rate, average rate 6.2% for fiscal 2001 and $130.0 million maximum capacity at February 3, 2002	—	57,000
Prior Revolving Credit Commitment, variable interest rate, average rate 8.3% for fiscal 2000, paid in full December 2001	110,000	—
Term Loan (Tranche B), variable interest rates, average rate 7.3% and 8.9% for fiscal 2001 and 2000, respectively, semi-annual installments payable each June 30 and December 31, paid in full December 2001	144,480	—
Term Loan (Tranche B1), variable interest rates, average rate 7.4% and 8.9% for fiscal 2001 and 2000 respectively, semi-annual installments payable each June 30 and December 31, paid in full December 2001	123,500	—
Term Loan (Tranche B2), variable interest rates, average rate 7.5% and 8.9% for fiscal 2001 and 2000 respectively, semi-annual installments payable each June 30 and December 31, paid in full December 2001	148,500	—
Convertible notes, net of $0.9 million discount due to beneficial conversion feature, interest rate 7%, due December 2006	—	49,100
Notes, $81.25 million, interest rate 11%, due November 2006	81,250	81,250
Notes, $280.0, net of $4.6 million discount, effective interest rate approximates 12.5%, due June 2006	—	275,416

Total	607,730	632,766
Less: current maturities	54,640	—

	$553,090	$632,766

          At February 3, 2002, the estimated maturities of long term debt, excluding capital leases, were ($ in thousands):

Fiscal Year	Amount

2002	$—
2003	—
2004	227,000
2005	—
2006	405,766
Thereafter	—

$632,766

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Included in other assets are the following debt financing charges, which have been deferred and are being amortized over the life of the related debt instrument ($ in thousands):

	February 4,	February 3,
	2001	2002

11% Senior Subordinated Notes	$5,341	$5,341
12% Senior Notes	—	9,952
7% convertible subordinated notes	—	2,570
New senior credit facility	—	7,411
Prior senior credit facility	7,880	—
Accumulated amortization	(5,411)	(3,916)

Total	$7,810	$21,358

Note 9 — Leases

          The Company leases its office and warehouse facilities, for all but two of its retail stores, and a majority of its equipment. Generally, store leases provide for minimum rentals and the payment of utilities, maintenance, insurance and taxes. Certain store leases also provide for contingent rentals based upon a percentage of sales in excess of a stipulated minimum. The majority of lease agreements are for base lease periods ranging from 10 to 20 years, with three to five renewal options of five years each.

          Operating lease rental expense is as follows ($ in thousands):

	Fiscal Year

	1999	2000	2001

Minimum rentals	$97,748	$123,298	$124,751
Contingent rentals	976	945	1,261
Sublease rentals	(5,395)	(6,970)	(9,059)

	$93,329	$117,273	$116,953

The above amounts include rental expense under leases with affiliates of	$2,443	$2,702	$2,516

          Future minimum lease obligations (income) under non-cancelable leases at February 3, 2002 are as follows ($ in thousands):

	Capital	Operating	Sublease
For Fiscal Years	Leases	Leases	Rentals

2002	$16,402	$125,927	$(9,647)
2003	15,148	114,009	(7,982)
2004	11,648	98,034	(5,931)
2005	4,562	86,961	(4,673)
2006	677	77,665	(3,651)
Thereafter	2,912	355,903	(4,069)

	51,349	$858,499	$(35,953)

Less: amounts representing interest	(13,272)

Present value of obligations	38,077
Less: current portion	(10,999)

Long term obligation	$27,078

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The above amounts include future minimum lease obligations under operating leases with affiliates totaling $27.2 million at February 3, 2002.

Note 10 — Capital Stock

          On August 14, 2001, the Company issued a $30.0 million aggregate principal amount 7% convertible subordinated note due September 1, 2006 to Oppenheimer Capital Income Fund. In connection with the Refinancing, the note was converted, into approximately 4.5 million shares of the Company’s common stock at a conversion price of $6.63 per share, which represents a 10% premium to the average closing price of the Company’s stock on the NYSE for the 10 days preceding the issuance of the note. At the time of the conversion the $30.0 million principal and approximately $0.7 million of accrued interest were converted to common stock and additional paid in capital.

Note 11 — Employee Benefit Plans

          The Company provides various health, welfare and disability benefits to its full-time employees which are funded primarily by Company contributions. The Company does not provide post-employment or post-retirement health care or life insurance benefits to its employees.

Retirement Program

          The Company sponsors a 401(k) plan which is available to all employees of the Company who have completed one year of continuous service. Effective October 1, 1997, the Company matches from 40% to 60% of employee contributions in 10% increments, based on years of service with the Company, up to 4% of the participant’s base salary. Participant contributions are subject to certain restrictions as set forth in the Internal Revenue Code. The Company’s matching contributions totaled $1,422,400, $1,377,300, and $1,237,200 for fiscal years 1999, 2000, and 2001, respectively.

1996 Stock Option Plans

          On October 30, 1996, the Company awarded options to purchase shares of common stock under its Associate Stock Option Plan (the “Associate Plan”) and its Executive Stock Option Plan (the “Executive Plan” and together with the Associate Plan, the “Plans”) in order to provide incentives to store managers and salaried corporate and warehouse employees of the Company. In October 1996 and February 1997, the Company’s Board of Directors approved the Associate Plan and the Executive Plan, respectively. The Compensation Committee of the Board of Directors has been appointed to administer the Plans.

          Options to purchase up to an aggregate of 1,026,300 shares of common stock may be granted under the Associate Plan. On April 30, 1999, the Board of Directors amended and restated the Executive Plan, increasing the maximum number of shares for which options may be granted by 60,000 to a total of 744,200 shares of common stock. Options granted under the Plans may be options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or options not intended to so qualify. In the event of a sale of more than 80% of the outstanding shares of capital stock of the Company or 80% of its assets, as defined, all options under the plan are vested. All options expire on the seventh anniversary of the date of grant (or, under certain circumstances, 30 days later).

          As a result of the Company’s initial public offering (the “IPO”) in 1998, each then outstanding option granted under the Plans became exercisable upon vesting. Options granted under the Associate Plan vest in three equal installments on the second, third and fourth anniversaries of the date of their grant, assuming the associate’s employment continues during this period (“Four Year Vesting”). As of fiscal 1999, all options have three year vesting. Options granted under the Executive Plan are subject to the Four

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Vesting as to 84% of such options and performance vesting (over the same four years) as to the remaining 16%. The performance vesting criteria is based upon achieving specified operating results. Partial vesting of options subject to performance vesting occurs if the Company achieves less than 95% of the specified operating results. Any portion of options granted under the Executive Plan which are subject to performance vesting and which do not vest during the four years will automatically vest 90 days prior to the end of the option’s term. If the specified operating results are exceeded for any year by at least 10%, the executive will receive options for up to an additional 5% (20% on a cumulative basis) of his or her original option grant at an exercise price equal to that of the original grant. As a result of exceeding the specified results, additional option grants of approximately 18,000 and 15,000 were granted in April 2000 and 2001, respectively. Specified results were not met in fiscal 2001 and, accordingly, no additional options will be granted in fiscal 2002.

          As of February 3, 2002, the Company has granted options to purchase 925,712 shares under the Associate Plan and 287,826 shares under the Executive Plan, net of cancellations (including cancellations in fiscal 2001 associated with the option cancellation program discussed further below) and exercises. Except for 96,062 options granted under the Executive Plan (see “Employment Agreements” below), the exercise prices represent the fair market value at the date of grant.

1999 Stock Option Plan

          On April 30, 1999, the Company adopted the 1999 Employee Stock Option Plan (the “1999 Plan”) in order to attract, retain and motivate qualified individuals to serve as employees of the Company. The 1999 Plan is administered by the Compensation Committee of the Board of Directors of the Company, which has broad authority in administering and interpreting the plan.

          Options to purchase up to an aggregate of 750,000 shares of common stock may be granted under the 1999 Plan. Options granted under the 1999 Plan may be options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or options not intended to so qualify. In the event of a sale of more than 80% of the outstanding shares of capital stock of the Company or 80% of its assets, as defined, all options under the plan are vested. All options expire on the seventh anniversary of the date of grant (or, under certain circumstances, 30 days later).

          As of February 3, 2002, the Company has granted options to purchase 485,207 shares under the 1999 Plan, net of cancellations and exercises. The exercise prices represent the fair market value at the date of grant based upon actual market prices as determined by trades reported by the New York Stock Exchange. Options granted under the 1999 Plan vest and become exercisable as determined by the Board of Directors.

Option Cancellation Program

          During the third quarter of fiscal 2001, the Company cancelled outstanding stock options to purchase an aggregate of 496,296 shares of the Company’s common stock that had been granted to certain Company executives under all of the Company’s option plans. The options covered by such cancellations had exercise prices ranging from $17.50 to $32.25 per share, with a weighted average exercise price of $26.34 per share. During fiscal 2002, new stock options to purchase an aggregate of 496,296 shares of the Company’s common stock were granted to these executives. Consistent with terms of the program, the exercise price of the new stock options was generally $11 which was the greater of: (a) $11.00 per share; or (b) the fair market value of CSK Auto Corporation common stock on the date of grant. These options were granted six months and one day after cancellation and, consistent with the guidance in FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB Opinion No. 25”, no stock compensation expense was recorded.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Directors Stock Plan

          Directors who are currently associated with the Investcorp Group or the Carmel Group do not receive any compensation for serving as directors. In June 1998, the Company’s Board of Directors adopted a non-employee director compensation plan, which was approved in June 1999. The plan provides for an aggregate of up to 50,000 shares in the form of restricted stock grants or stock options. The Board of Directors has adopted a policy which provides the three non-employee directors who are not associated with the Investcorp Group or the Carmel Group with an annual stipend of $25,000, of which at least $10,000 must be paid in the form of restricted stock grants. Pursuant to this Plan, these Directors were granted a total of 1,534, 1,854 and 3,764 shares of restricted stock during fiscal years 1999, 2000 and 2001, respectively.

Employment Agreements

          Auto has entered into an employment agreement with its Chairman pursuant to which he is paid a fixed base salary and is eligible for a bonus based upon earnings per share. The agreement does not contain a stated termination date, but rather is terminable at will by either party. If Auto were to terminate the employment of the Chairman without cause, or if he terminates his employment for good reason, Auto has agreed to pay to the Chairman his base salary and performance bonus for a period of 24 months. The Chairman also received a loan of $550,000 from the Company, bearing interest at 4.545%. In consideration of the Chairman’s efforts regarding the Company’s acquisitions (see Note 5), $300,000 in principal amount of this loan was forgiven during the fourth quarter of fiscal 1999, with the remaining balance (including accrued and unpaid interest) forgiven during the first quarter of fiscal 2000. Auto had entered into an employment agreement with its then President pursuant to which he was paid a base salary and a bonus based upon earnings per share. The agreement was terminated effective April 1, 2000 in connection with the President’s retirement from day-to-day operations.

          In connection with the execution of his employment agreement, the Company’s Chairman received options for 401,967 shares of common stock, exercisable at $12.04 per share. As of February 3, 2002, these options were fully vested. The Company’s Chairman received options for 39,940 shares of common stock, exercisable at $12.04 per share, effective as of February 1, 1998. These options will vest and become exercisable in four equal annual installments beginning in April 1999. In connection with the issuance of these options, the Company has recognized a charge to earnings of approximately $0.2 million over the vesting period for the difference between the exercise price and the fair market value of the common stock at the date of grant. In connection with the IPO, the Company’s Chairman received options for 216,635 shares of common stock, exercisable at $20.00 per share, the fair market value at the date of grant based on the IPO. These options will vest and become exercisable in three equal annual installments beginning in April 2000.

          The Company also has a supplemental retirement plan agreement with the Chairman which provides supplemental retirement benefits for a period of ten years beginning the earlier of February 1, 2006 or the first anniversary of the date of termination of his employment, provided he is terminated without Cause (as defined in such retirement plan agreement). The benefit amount payable to the Chairman under this agreement is based on the percentage of the benefit vested as of the date of termination of his employment, not to exceed $600,000 per annum.

          In connection with the execution of his employment agreement, the Company’s former President received an option for 299,337 shares of common stock, exercisable at $12.04 per share. As of February 3, 2002, these options were fully vested.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Management Stock Purchase Agreements and Loan Plans

          In December 1997, the Company entered into stock purchase agreements with certain executives of the Company. Under the terms of the agreements, the Company issued a total of 180,600 shares of its common stock at a price of $12.04 per share. In addition, the Company granted certain executives non-qualified options to purchase 96,062 shares of its common stock, also at a price of $12.04 per share. The options contain similar terms and vesting provisions as existing options under the Company’s Executive Stock Option Plan. In addition, in the fourth quarter of fiscal 1997, the Company recorded deferred compensation of approximately $0.5 million to reflect the difference between the exercise price and the fair market value of stock associated with the options granted to certain executives. The deferred compensation resulted in a charge to earnings over the vesting period of the options.

          Of the total consideration paid to the Company of $2.2 million in connection with the purchase of the Company’s common stock by certain executives, approximately $1.0 million was loaned by the Company to certain executives to purchase 84,542 of the shares (the “Stock Loans”). In addition, the Company loaned $0.2 million to certain executives during fiscal 2000 to purchase additional shares. The Stock Loans are collateralized by the stock under pledge agreements, provide full recourse to the executive, bear interest at the average rate paid by the Company under the revolving portion of its senior credit facility, and mature in December 2003.

Options Activity

          Activity in all of the Company’s stock option plans is summarized as follows:

		Weighted	Weighted
	Number of	Average	Average	Options
	Shares	Exercise Price	Fair Value	Exercisable

Balance at January 31, 1999	2,145,202	$14.56
Granted at market price	1,040,302	24.32	$13.22
Exercised	(65,742)	12.04
Cancelled	(142,701)	19.71

Balance at January 30, 2000	2,977,061	17.78		601,038
Granted at market price	294,844	9.54	$7.64
Granted above market price	18,531	12.04	$9.79
Exercised	(6,604)	12.04
Cancelled	(287,642)	19.50

Balance at February 4, 2001	2,996,190	16.77		1,613,574
Granted at market price	156,380	7.50	$4.20
Granted above market price	60,719	8.59	$3.39
Exercised	(918)	3.88
Cancelled	(772,382)	23.76

Balance at February 3, 2002	2,439,989	$14.07		1,752,258

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table summarizes information about the Company’s stock options at February 3, 2002:

	Options Outstanding			Options Exercisable

		Weighted Average			Weighted
	Number	Remaining	Weighted Average		Average
Range of Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercisable Price

$ 2.72 – $11.88	320,846	6.19	$7.27	42,894	$7.06
$11.94 – $12.04	1,394,330	2.10	12.04	1,348,428	12.04
$12.06 – $20.00	418,645	4.67	15.52	224,555	16.08
$20.13 – $36.53	306,168	4.11	28.46	136,381	28.17

$ 2.72 – $36.53	2,439,989	3.33	$14.07	1,752,258	$13.69

          The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Had compensation costs for the Company’s stock option plans been determined based on the fair value at the grant date for awards, consistent with the provisions of SFAS No. 123, net income (loss) and diluted earnings (loss) per share would have been changed to the pro forma amounts indicated below ($ in thousands except per share data):

	Fiscal Year

	1999	2000	2001

Net income (loss):
As reported	$27,371	$5,000	$(17,192)
Pro forma	24,471	1,852	(19,523)
Diluted earnings (loss) per share:
As reported	$0.96	$0.18	$(0.61)
Pro forma	0.85	0.07	(0.69)

          The fair value of each option grant is estimated on the date of grant using the Black Scholes method of option pricing and is based upon the following assumptions:

	Fiscal Year

	1999	2000	2001

Dividend yield	0%	0%	0%
Risk free interest rate	4.75 – 5.94%	5.35 – 6.65%	4.15 – 4.92%
Expected life of options	6 years	6 years	6 years
Expected volatility	49%	98%	55%

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12 — Income Taxes

          The provision (benefit) for income taxes (exclusive of extraordinary items) is comprised of the following ($ in thousands):

	Fiscal Year

	1999	2000	2001

Current:
Federal	$450	$—	$—
State	387	—	—

	837	—	—

Deferred:
Federal	13,707	1,052	(7,327)
State	2,892	(859)	(1,559)

	16,599	193	(8,886)

Total	$17,436	$193	$(8,886)

          Included in fiscal 1999 results of operations is $468,000 of tax benefit relating to the cumulative effect of change in accounting principle (see Note 2). Included in fiscal 2001 results of operations is $1,964,000 of tax benefit relating to the extraordinary loss incurred in connection with the Refinancing.

          The following table summarizes the differences between the Company’s provision for income taxes and the expected provision, exclusive of extraordinary items ($ in thousands):

	Fiscal Year

	1999	2000	2001

Income before income taxes, extraordinary loss and cumulative effect of change in accounting principle	$45,548	$5,193	$(22,941)
Federal income tax rate	35%	34%	35%

Expected provision (benefit) for income taxes	15,942	1,766	(8,029)
Non-deductible goodwill and other permanent differences	521	406	702
State taxes, net of federal benefit	2,131	243	(734)
Reversal of reserves no longer required	—	(1,222)	—
Tax credits and other	(1,158)	(1,000)	(825)

Actual provision (benefit) for income taxes	$17,436	$193	$(8,886)

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The current and non-current deferred tax assets and liabilities consist of the following ($ in thousands):

	February 4,	February 3,
	2001	2002

Gross deferred tax assets:
Store closing costs	$616	$2,686
Accrued employee benefits	5,654	7,028
Capital lease expenditures	389	857
Reserve for legal settlement	3,491	13
Provision for bad debts	949	2,606
Tax loss carryforwards	11,239	24,037
Other	5,025	5,296

Total gross deferred tax assets	27,363	42,523

Gross deferred tax liabilities:
Inventory	20,602	23,929
Depreciation	8,663	9,073
Provision for site selection costs	4,443	5,013
Other	1,066	1,051

Total gross deferred tax liabilities	34,774	39,066

Net deferred tax asset (liability)	$(7,411)	$3,457

          The net deferred tax assets (liabilities) are reflected in the accompanying balance sheets as follows ($ in thousands):

	February 4,	February 3,
	2001	2002

Current deferred tax assets (liabilities), net	$3,133	$2,718
Non-current deferred tax assets (liabilities)	(10,544)	739

Net deferred tax asset (liability)	$(7,411)	$3,457

          The Company has recorded deferred tax assets of approximately $24.0 million as of February 3, 2002 reflecting the benefit of federal and state tax loss carryforwards approximating $65.2 million and $37.5 million, which begin to expire in 2014 and 2007, respectively. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Utilization of certain of the net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code. Although realization is not assured, management believes it is more likely than not that all the deferred tax assets will be realized. Accordingly, the Company believes that no valuation allowance is required for deferred tax assets in excess of deferred tax liabilities. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Note 13 — Store Closing, Restructuring and Other Profitability Enhancement Program Charges

          During the second quarter of fiscal 2001, the Company implemented a Profitability Enhancement Program (“PEP”) to reduce costs, improve operating efficiencies and close under-performing stores. As a

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

result of the PEP, the Company recorded total restructuring and other charges of $44.6 million, which is detailed in the following paragraphs. The table below summarizes the charges relating to the PEP:

Amounts recorded as store closing and restructuring charges:
Reserve for store closing costs	$13,698
Write down for impairment of store site costs and store related property and equipment	6,649
Reserve for workforce reduction	400
Other	729

21,476

Amounts recorded as charges to cost of sales:
Provision for excess inventories	17,292
Actual costs incurred for inventory review and disposal	5,800

23,092

$44,568

Store Closing Costs

          The Company provides an allowance for estimated costs and losses to be incurred in connection with store closures. On an on-going basis, store locations are reviewed and analyzed based on several factors including market saturation, store profitability, and store size and format. In addition, the Company analyzes sales trends and geographical and competitive factors to determine the viability and future profitability of its store locations. If a store location does not meet the Company’s required projections, it is designated for closure. As a result of its acquisitions over the last several years, the Company has closed numerous locations as a result of store overlap with previously existing store locations.

          The allowance for store closing costs is included in accrued expenses and other long term liabilities in the accompanying financial statements and primarily consists of three components: (1) future rents to be paid over the remaining terms of the lease agreements for the stores (net of estimated probable sublease recoveries); (2) lease commissions associated with the anticipated store subleases; and (3) occupancy expenses associated with the closed store vacancy periods. Such costs are recognized when a store is specifically identified, costs can be estimated and closure is planned to be completed within the next twelve months. No provision is made for employee termination costs. For stores to be relocated, such costs are recognized when an agreement for the new location has been reached with a landlord and site plans meet preliminary municipal approvals. During the period that they remain open for business, the rent and other operating expenses for the stores to be closed continue to be reflected in normal operating expenses.

          As of February 3, 2002, the Company had a total of 245 store locations and service centers included in the allowance for store closing costs. Of this total, 65 locations were vacant, 173 locations were sub-leased and 7 locations were identified for closure but remained open as of year end. Future rents will be incurred through the expiration of the non-cancelable leases, the longest of which runs through March 2018. During fiscal 2002, we expect cash outflows related to the store locations of approximately $7.0 million for rent on vacant stores, related occupancy expenses, leasing commissions and net shortfalls on cash rents from subleased locations.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Activity in the provision for store closings and the related store closing costs for the three fiscal years ended February 3, 2002, including the PEP, is as follows ($ in thousands):

	Fiscal Year

	1999	2000	2001

Balance, beginning of year	$2,670	$4,802	$1,552
Store closing costs:
Store closing costs, gross	5,252	6,101	7,530
Adjustments to prior plans	(387)	(41)	(1,536)
Revisions in estimates	35	—	8,638

Store closing costs, net	4,900	6,060	14,632
Purchase accounting adjustments:
Big Wheel/ Rossi	98	—	—
Al’s and Grand Auto Supply	4,080	2,744	—

Total purchase accounting adjustments	4,178	2,744	—
Payments:
Rent expense, net of sublease recoveries	(3,518)	(6,570)	(6,051)
Occupancy and other expenses	(3,150)	(4,846)	(2,839)
Sublease commissions and buyouts	(278)	(638)	(523)

Total payments	(6,946)	(12,054)	(9,413)

Balance, end of year	$4,802	$1,552	$6,771

          During fiscal 1999, the Company recorded the following significant charges relating to the identification of 87 stores for closure: (1) gross store closing costs of $5.3 million ($2.5 million of which relates to a 1999 closure plan for its own stores that overlapped with the acquired AGA stores); (2) an adjustment to prior plans of $0.4 million ($0.2 million for plan year 1998 and $0.2 million for plan year 1997) relating to costs for store closures that were accrued in previously established plans but withdrawn from its allowance due to subsequent improvements in the underlying economics of the store’s performance or (in the case of store relocation) because the Company was unable to secure a previously identified site upon acceptable lease terms; and (3) purchase accounting adjustments of $4.2 million relating to a 1999 closure plan of certain acquired AGA and Big Wheel stores.

          During fiscal 2000, the Company recorded the following significant charges: (1) gross store closing costs of $6.1 million relating to the identification of 24 stores for closure ($3.7 million of which relates to a 1999 closure plan for current stores that overlapped with the acquired AGA stores); and (2) purchase accounting adjustments of $2.7 million relating to a 1999 closure plan of certain acquired AGA stores.

          During fiscal 2001, the Company recorded the following charges: (1) gross store closing costs of $7.5 million ($6.8 million from the PEP) relating to the identification of 46 stores for closure; (2) an adjustment to prior plans of $1.5 million due to two stores previously identified for closure under its PEP that were subsequently removed as they are currently under contract for sale; and (3) revisions in estimates of $8.6 million ($1.3 million for plan year 2000, $0.8 million for plan year 1999 and $6.5 million for plan years prior to 1999) relating to existing closed stores that have had longer than anticipated vacancy periods as a result of the economic slowdown.

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          On a store count basis, activity and the remaining number of stores to be closed are summarized as follows:

	Number of Stores to be Closed

	Beginning	Stores	Plan	Stores	Balance to
Store Count by Fiscal Year	Balance	Added	Amendments	Closed	be Closed

1999	29	87	(11)	(77)	28
2000	28	24	(1)	(42)	9
2001	9	46	(2)	(46)	7

          At February 3, 2002, there were 7 stores remaining to be closed under the Company’s store closing plans, comprised of the following:

	Stores in	Plan	Stores	Balance to
Store Count by Fiscal Year of Accrual	Closing Plan	Amendments	Closed	be Closed

1999	87	(2)	(84)	1
2000	24	—	(24)	0
2001	46	(2)	(38)	6

				7

Workforce Reduction

          As a result of an internal review of general and administrative functions, the Company terminated 36 employees. The terminated employees worked primarily in human resources, information technology and real estate. As a result of these actions, a provision has been made for estimated severance and benefits of approximately $0.4 million, all of which was paid prior to February 3, 2002.

Other Restructuring Charges

          Other restructuring costs include estimates for early terminations of equipment operating leases ($0.5 million) and other costs. All such costs were paid prior to February 3, 2002.

Provision for Excess Inventory and Related Charges

          In conjunction with the PEP, the Company completed an inventory review to: (1) increase inventory turnover; (2) provide an optimal inventory level at each store and depot location; (3) write down the inventory of the 36 stores planned for closure; and (4) liquidate inventory not meeting the Company’s new asset return levels. As a result of the analysis, the Company has established a reserve for excess inventories resulting from the decision to eliminate certain products and to liquidate inventory from closed stores. In conjunction with this decision, a provision of $17.3 million was recorded to reduce inventory values. In addition, the Company incurred actual costs of approximately $5.8 million related to labor, warehouse and distribution, freight and other operating costs associated with the inventory review and disposal. These costs are reflected as cost of sales in the accompanying statement of operations for the fiscal year ended February 3, 2002. All costs incurred for inventory review and disposal were paid prior to February 3, 2002. The balance in the inventory reserve as of February 3, 2002 was $0.9 million.

Note 14 — Legal Matters

          As previously disclosed, on May 4, 1998, a lawsuit was filed against the Company in the Superior Court in San Diego, California. The case was brought by two former store managers and a former senior assistant manager. It purported to be a class action for all present and former California store managers

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and senior assistant managers and sought overtime pay for a period beginning in May 1995 as well as injunctive relief requiring overtime pay in the future. The Company was also served with two other lawsuits purporting to be class actions filed in California state courts in Orange and Fresno Counties by thirteen other former and current employees. The Company has finalized a settlement of all of these lawsuits. The final amount of the settlement was approximately $8.8 million (which includes plaintiff’s attorneys’ fees and costs and other miscellaneous expenses).

          The Company was served on March 8, 2000 with a complaint filed in Federal Court in the Eastern District of New York by the Coalition for a Level Playing Field, L.L.C. and 250 individual auto parts dealers alleging that the Company and seven other auto parts dealers (AutoZone, Inc., Wal-Mart Stores, Inc., Advance Stores Company, Inc., Discount Auto, Inc., The Pep Boys — Manny, Moe and Jack, Inc., O’Reilly Automotive, Inc., and Keystone Automotive Operations, Inc.) violated the Robinson-Patman Act. Only 14 of the individual plaintiffs asserted claims against the Company. The complaint alleges that the Company and other defendants knowingly either induced or received discriminatory prices from large suppliers, allegedly in violation of Section 2(a) and 2(f) of the Robinson-Patman Act, as well as received compensation from large suppliers for services not performed for those suppliers, allegedly in violation of Section 2(c) of the Robinson-Patman Act. The complaint seeks injunctive relief against all defendants and seeks treble damages on behalf of the individual auto parts dealers who are plaintiffs, plus attorneys’ fees. The complaint alleges that the estimated average damage amount per plaintiff is $1,000,000 (and more for those plaintiffs that are wholesale distributors and not simply jobbers) before trebling. The Company believes the suit is without merit and plans to vigorously defend it. The Company, with other defendants, has filed a motion to dismiss and certain other procedural motions. In October 2001, the court granted the motions in part and denied them in part. In March 2002, the court entered an order separating discovery with respect to liability and damages and setting various discovery deadlines. The Company does not currently believe that this complaint will result in liabilities material to its consolidated financial position, results of operations or cash flows.

          During fiscal 2001, the Company recorded a $2.0 million charge for the settlement of certain legal claims.

          The Company currently and from time to time is involved in other litigation incidental to the conduct of its business. The damages claimed in some of this litigation are substantial. Although the amount of liability that may result from these matters cannot be ascertained, the Company does not currently believe that, in the aggregate, they will result in liabilities material to its consolidated financial position, results of operations or cash flows.

Note 15 — Fair Value of Financial Instruments

          The estimated fair values of the Company’s financial instruments, which are determined by reference to quoted market prices, where available, or are based upon comparisons to similar instruments of comparable maturities, are as follows ($ in thousands):

	February 4, 2001		February 3, 2002

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Receivables	69,726	69,726	84,793	84,793
Amounts due under senior credit facility	526,480	526,480	227,000	227,000
Obligations under 12% Senior Notes(1)	—	—	275,416	275,416
Obligations under 11% Senior Subordinated Notes	81,250	55,656	81,250	76,680
Obligations under 7% convertible subordinated notes(1)	—	—	49,100	49,100

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Given the proximity of the issuance date of these instruments to the Company’s fiscal year-end, no variation in the carrying value versus the fair value existed.

Note 16 — Subsequent Events

          During February 2002, the Company entered into an interest rate swap contract to convert $100.0 million of its 12% Senior Notes to a floating rate, set quarterly, equal to the 3 month LIBOR + 760 basis points. Based on debt balances at February 3, 2002 this will result in 49% of the Company’s debt at variable interest rates and 51% at fixed interest rates. The hedge is considered to qualify as a “fair value” hedge; accordingly, the fair value of the derivative and changes in the fair value of the underlying debt will be reported on the balance sheet. Based upon the Company’s assessment of effectiveness of the hedge, changes in the fair value of this derivative and the underlying debt are not expected to result in a material impact on net income.

          During the first quarter of fiscal 2002, the Company entered into an agreement to sell 13 stores in Texas. The stores are being sold as they are in relatively remote locations that do not allow warehousing and distribution efficiencies. This sale is expected to close in the second quarter of fiscal 2002 and is estimated to result in net proceeds of approximately $4.0 million. This sale is not expected to have a material effect on results of operations in fiscal 2002.

Note 17 — Quarterly Results (unaudited)

          The Company’s business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August (overlapping its second and third fiscal quarters). In addition, its business is affected by weather conditions. While unusually severe or inclement weather tends to reduce sales as customers are more likely to defer elective maintenance during such periods, extremely hot and cold temperatures tend to enhance sales by causing auto parts to fail and sales of seasonal products to increase.

          The following table sets forth certain quarterly unaudited operating data for fiscal 2000 and 2001. The unaudited quarterly information includes all adjustments which management considers necessary for a fair presentation of the information shown.

	Fiscal 2000

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share amounts)
Net sales	$356,354	$374,802	$368,898	$352,055
Gross profit	173,543	173,454	172,698	163,371
Store closing and restructuring costs	1,845	4,018	149	48
Legal settlement(2)	—	—	—	8,800
Operating profit	23,785	13,558	25,709	7,664
Equity in loss of joint venture	—	716	1,188	1,264
Net income (loss)	5,675	(1,495)	5,892	(5,072)
Basic earnings (loss) per share(3)	$0.20	$(0.05)	$0.21	$(0.18)
Diluted earnings (loss) per share(3)	$0.20	$(0.05)	$0.21	$(0.18)

CSK AUTO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal 2001

	First	Second	Third	Fourth
	Quarter	Quarter(1)	Quarter	Quarter

	($ in thousands, except per share amounts)
Net sales	$356,121	$381,722	$366,741	$334,001
Gross profit	168,586	147,074	171,113	161,227
Store closing and restructuring costs	2,295	21,476	11	(1,390)
Legal settlement	—	2,000	—	—
Operating profit (loss)	20,187	(23,959)	23,663	18,776
Income (loss) before extraordinary loss	2,253	(23,837)	5,934	1,595
Extraordinary loss net of $1,964 of income taxes	—	—	—	(3,137)
Net income (loss)	$2,253	$(23,837)	$5,934	$(1,542)
Basic earnings (loss) per share before extraordinary loss(3)	$0.08	$(0.86)	$0.21	$0.05
Diluted earnings (loss) per share before extraordinary loss(3)	$0.08	$(0.86)	$0.19	$0.05
Basic earnings (loss) per share(3)	$0.08	$(0.86)	$0.21	$(0.05)
Diluted earnings (loss) per share(3)	$0.08	$(0.86)	$0.19	$(0.05)

(1)	During the second quarter of fiscal 2001 the Company recorded a charge of $23.1 million to cost of sales, reducing gross profit and a charge of $21.5 million for store closing and restructuring costs as part of the Profitability Enhancement Program. See the Profitability Enhancement Program discussion in Item 7 Management Discussion and Analysis of Financial Condition and Results of Operations.

(2)	During the fourth quarter of 2000, the Company settled a lawsuit. The estimated amount of the settlement was recorded during the quarter. See Note 14.

(3)	The sum of the quarterly earnings (loss) per share amounts within a fiscal year may differ from the total earnings (loss) per share for the fiscal year due to the impact of differing weighted average share outstanding calculations.

Report of Independent Accountants on Financial Statement Schedules

To the Board of Directors

     of CSK Auto Corporation:

          Our audits of the consolidated financial statements referred to in our report dated April 16, 2002 appearing in this Annual Report on Form 10-K of CSK Auto Corporation and its subsidiaries also included an audit of the financial statement schedules listed in Item 14(a)(2) of this Form 10-K. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PRICEWATERHOUSECOOPERS LLP

Phoenix, Arizona

April 16, 2002

Schedule I

CSK AUTO CORPORATION

(Parent Company Only)

STATEMENTS OF OPERATIONS

	Fiscal Year Ended

	January 30,	February 4,	February 3,
	2000	2001	2002

	($ in thousands, except share and per share data)
Equity interest in income (loss) from subsidiaries	45,548	5,193	(22,941)

Income (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle	45,548	5,193	(22,941)
Income tax expense (benefit)	17,436	193	(8,886)

Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	28,112	5,000	(14,055)
Extraordinary loss, net of $1,964 of income taxes	—	—	(3,137)

Income (loss) before cumulative effect of change in accounting principle	28,112	5,000	(17,192)
Cumulative effect of change in accounting principle, net of $468 of income taxes	(741)	—	—

Net income (loss)	$27,371	$5,000	$(17,192)

Basic earnings (loss) per share:
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	$1.01	$0.18	$(0.50)
Extraordinary loss, net of income taxes	—	—	(0.11)

Income (loss) before cumulative effect of change in accounting principle	1.01	0.18	(0.61)
Cumulative effect of change in accounting principle, net of income taxes	(0.03)	—	—

Net income (loss)	$0.98	$0.18	$(0.61)

Shares used in computing per share amounts	27,815,160	27,839,348	28,390,582

Diluted earnings (loss) per share:
Income (loss) before extraordinary loss and cumulative effect of change in accounting principle	$0.98	$0.18	$(0.50)
Extraordinary loss, net of income taxes	—	—	(0.11)

Income (loss) before cumulative effect of change in accounting principle	0.98	0.18	(0.61)
Cumulative effect of change in accounting principle, net of income taxes	(0.02)	—	—

Net income (loss)	$0.96	$0.18	$(0.61)

Shares used in computing per share amounts	28,626,776	27,839,348	28,390,582

          The accompanying notes are an integral part of these consolidated financial statements.

Schedule I

CSK AUTO CORPORATION

(Parent Company Only)

BALANCE SHEETS

	February 4,	February 3,
	2001	2002

	(in thousands,
	except share data)
ASSETS
Investment in subsidiaries	$139,613	$154,286

Total assets	$139,613	$154,286

LIABILITIES AND STOCKHOLDERS’ EQUITY
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 50,000,000 shares authorized, 27,841,178 and 32,370,746 shares issued and outstanding at February 4, 2001 and February 3, 2002, respectively	278	324
Additional paid-in capital	291,063	322,667
Stockholder receivable	(745)	(686)
Deferred compensation	(156)	—
Accumulated deficit	(150,827)	(168,019)

Total stockholders’ equity	139,613	154,286

Total liabilities and stockholders’ equity	$139,613	$154,286

          The accompanying notes are an integral part of these consolidated financial statements.

Schedule I

CSK AUTO CORPORATION

(Parent Company Only)

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional
			Paid-in	Stockholder	Deferred	Accumulated	Total
	Shares	Amount	Capital	Receivable	Compensation	Deficit	Equity

	($ in thousands, except share data)
Balances at January 31, 1999	27,768,832	$278	$289,820	$(1,018)	$(493)	$(183,198)	$105,389
Amortization of deferred compensation	—	—	—	—	169	—	169
Recovery of stockholder receivable	—	—	—	434	—	—	434
Exercise of options	65,742	—	791	—	—	—	791
Tax benefit relating to stock option exercises	—	—	393	—	—	—	393
Net income	—	—	—	—	—	27,371	27,371

Balances at January 30, 2000	27,834,574	$278	$291,004	$(584)	$(324)	$(155,827)	$134,547
Amortization of deferred compensation	—	—	—	—	168	—	168
Recovery of stockholder receivable	—	—	—	28	—	—	28
Advances to stockholders	—	—	—	(189)	—	—	(189)
Exercise of options	6,604	—	59	—	—	—	59
Net income	—	—	—	—	—	5,000	5,000

Balances at February 4, 2001	27,841,178	$278	$291,063	$(745)	$(156)	$(150,827)	$139,613
Amortization of deferred compensation	—	—	—	—	156	—	156
Conversion of notes	4,524,886	45	30,701	—	—	—	30,746
Issuances of restricted stock	927	—	—	—	—	—	—
Beneficial conversion feature of note	—	—	900	—	—	—	900
Recovery of stockholder receivable	—	—	—	59	—	—	59
Exercise of options	3,755	1	3	—	—	—	4
Net loss	—	—	—	—	—	(17,192)	(17,192)

Balances at February 3, 2002	32,370,746	$324	$322,667	$(686)	$	$(168,019)	$154,286

Schedule I

CSK AUTO CORPORATION

(Parent Company Only)

STATEMENTS OF CASH FLOWS

Fiscal Year Ended

	January 30,	February 4,	February 3,
	2000	2001	2002

($ in thousands)
Cash flows provided by (used in) operating activities:
Net income (loss)	$27,371	$5,000	$(17,192)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity interest in net income from subsidiaries	(27,371)	(5,000)	17,192

Net cash provided by (used in) operating activities	—	—	—

Cash flows provided by (used in) investing activities:
Net cash provided by (used) in investing activities	—	—	—

Cash flows provided by (used in) financing activities:
Net cash provided by financing activities	—	—	—

Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of period	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—

          The accompanying notes are an integral part of these consolidated financial statements

Schedule I

CSK AUTO CORPORATION

(Parent Company Only)

NOTE TO FINANCIAL STATEMENT SCHEDULE

          The accompanying financial statement schedule presents the financial position, results of operations and cash flows of CSK Auto Corporation (“Corporate”) as a parent company only, and thus includes Corporate’s investment in CSK Auto, Inc. (“Auto”) as well as Corporate’s interest in the results of Auto’s operations, accounted for under the equity method of accounting. Corporate has not received any dividends from Auto during the periods presented.

          This financial statement schedule should be read in conjunction with the consolidated financial statements of CSK Auto Corporation and Subsidiaries for descriptions of significant accounting policies and other matters, including guarantees by Corporate.

CSK AUTO CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the Fiscal Years 2001, 2000, and 1999

	Balance at	Charged to	Purchase		Balance at
	Beginning	Costs and	Accounting		End of
Description	of Period	Expenses	Adjustments	Deductions	Period

	(in thousands)
Allowance for Bad Debts:
Year Ended January 30, 2000	$1,703	3,910	1,178	(3,497)	$3,294
Year Ended February 4, 2001	$3,294	6,119	1,289	(6,466)	$4,236
Year Ended February 3, 2002	$4,236	5,353	—	(4,359)	$5,230
Allowance for Closed Stores:
Year Ended January 30, 2000	$2,670	4,900	4,178	(6,946)	$4,802
Year Ended February 4, 2001	$4,802	6,060	2,744	(12,054)	$1,552
Year Ended February 3, 2002	$1,552	14,632	—	(9,413)	$6,771
Allowance for Inventory Shrink:
Year Ended January 30, 2000	$5,520	22,270	—	(19,052)	$8,738
Year Ended February 4, 2001	$8,738	20,769	—	(17,683)	$11,824
Year Ended February 3, 2002	$11,824	25,878	—	(17,052)	$20,650

11,283,967 Shares

CSK AUTO CORPORATION

Common Stock

PROSPECTUS

Merrill Lynch & Co.

UBS Warburg

Credit Suisse First Boston

Goldman, Sachs & Co.

                    , 2002

PART II

Item 14.     Other Expenses of Issuance and Distribution.

Accounting Fees	$100,000
Legal Fees	$250,000
Printing Fees	$300,000
SEC Filing Fees	$17,400

Total Expenses	$667,400

Item 15.     Indemnification of Officers and Directors

          Section 145 of the Delaware General Corporation Law (the “DGCL”) makes provisions for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the Company under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

          As permitted by the DGCL, CSK Auto Corporation’s Restated Certificate of Incorporation, as amended (the “Charter”) provides that, to the fullest extent permitted by the DGCL, no director shall be liable to the Company or to its stockholders for monetary damages for breach of his fiduciary duty as a director. Delaware law does not permit the elimination of liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision in the Charter is to eliminate the rights of the Company and its stockholders (through stockholders’ derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above. These provisions will not alter the liability of directors under federal securities laws.

          In addition, the Charter provides that the Company may indemnify any person who was or is a party or who was or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (including, without limitation, one by or in the right of the corporation to procure judgment in its favor), whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or enterprise, from and against any and all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. The Charter also provides that the indemnification provided in the Charter shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or any other corporation or enterprise against expense liability or loss whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL or under the respective charters.

          CSK Auto Corporation’s By-Laws (the “Bylaws”) provide that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

          The Bylaws also provide that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery of the State of Delaware or the court in which such action was brought shall deem proper.

          The Bylaws also provide that to the extent a director or officer of the Company has been successful in the defense of any action, suit or proceeding referred to in the previous paragraphs or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith and that indemnification provided for in the Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled.

Insurance

          We maintain liability insurance covering directors and officers of each of the above companies.

Item 16.     Exhibits and Financial Statement Schedules

EXHIBIT LIST

          The following is a list of Exhibits included as part of this Registration Statement.

Exhibit
No.	Description

1.1*	Form of Underwriting Agreement
4.1	Form of Common Stock certificate, incorporated herein by reference to our Registration Statement on Form 8-A filed March 5, 1998
5.1*	Opinion of Gibson, Dunn & Crutcher LLP, as to the legality of the securities being registered.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Gibson, Dunn & Crutcher LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement)
24.1	Powers of Attorney (included on signature page)

* To be filed by amendment.

Item 17.     Undertakings

          The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on June 6, 2002.

CSK AUTO CORPORATION

By:	/s/ DON W. WATSON

Don W. Watson
Senior Vice President and Chief Financial Officer

          Each of the undersigned, being a director or officer of CSK Auto Corporation, a Delaware corporation (the “Company”), hereby constitutes and appoints Lon Novatt and Don Watson, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement related to the offering contemplated by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done to the end that such Registration Statement or Registration Statements shall comply with the Securities Act of 1933, as amended, and the applicable Rules and Regulations adopted or issued pursuant thereto, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ MAYNARD JENKINS Maynard Jenkins	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	June 6, 2002

/s/ DON W. WATSON Don W. Watson	Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	June 6, 2002

/s/ JAMES G. BAZLEN James G. Bazlen	Director	June 6, 2002

/s/ JAMES EGAN James Egan	Director	June 6, 2002

Name	Title	Date

/s/ MORTON GODLAS Morton Godlas	Director	June 6, 2002

/s/ TERILYN HENDERSON Terilyn Henderson	Director	June 6, 2002

/s/ CHARLES K. MARQUIS Charles K. Marquis	Director	June 6, 2002

/s/ SIMON MOORE Simon Moore	Director	June 6, 2002

/s/ FREDERICK JOHNSON ROWAN II Frederick Johnson Rowan II	Director	June 6, 2002

/s/ ROBERT SMITH Robert Smith	Director	June 6, 2002

/s/ CHRISTOPHER J. STADLER Christopher J. Stadler	Director	June 6, 2002

/s/ JULES TRUMP Jules Trump	Director	June 6, 2002

/s/ EDDIE TRUMP Eddie Trump	Director	June 6, 2002

/s/ SAVIO W. TUNG Savio W. Tung	Director	June 6, 2002

EXHIBIT INDEX

Exhibit
No.		Description

1.1	*	Form of Underwriting Agreement
4.1		Form of Common Stock certificate, incorporated herein by reference to our Registration Statement on Form 8-A filed March 5, 1998
5.1	*	Opinion of Gibson, Dunn & Crutcher LLP, as to the legality of the securities being registered.
23.1		Consent of PricewaterhouseCoopers LLP.
23.2	*	Consent of Gibson, Dunn & Crutcher LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement)
24.1		Powers of Attorney (included on signature page)

*	To be filed by amendment.